                                               Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-47495
PROSPECTUS


                               3,500,000 Shares

                               [LOGO OF NVIDIA]

                                 COMMON STOCK

                               ----------------

All  of the  Shares  of Common  Stock offered  hereby are  being  sold by  the
 Company.  Prior to this offering,  there has been  no public market  for the
  Common Stock  of the Company. See  "Underwriters" for a discussion  of the factors  to be  considered in  determining the  initial  public offering price. The  Shares of Common  Stock offered hereby  have been approved for quotation on the Nasdaq National Market under the symbol "NVDA" subject to official notice of issuance.

                               ----------------

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON
                                PAGE 6 HEREOF.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                               PRICE $12 A SHARE

                               ----------------

                                                      Underwriting
                                          Price to    Discounts and  Proceeds to
                                           Public    Commissions (1) Company (2)
                                          --------   --------------- -----------
Per Share...............................   $12.00       $.84           $11.16
Total(3)................................ $42,000,000 $2,940,000      $39,060,000

--------
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company estimated at $1,800,000.
  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 525,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $48,300,000, $3,381,000 and $44,919,000, respectively. See
      "Underwriters."

                               ----------------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about January 27, 1999 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                               ----------------

MORGAN STANLEY DEAN WITTER
                              HAMBRECHT & QUIST
                                             PRUDENTIAL SECURITIES INCORPORATED

January 21, 1999

[Description of illustration: four computer monitors depicting 3D rendering of a building exterior, a game image, an anatomy illustration and the eye of a frog. The caption is "Awesome 3D graphics-mainstream". The NVIDIA name and logo also are depicted.]

Text to accompany artwork:

NVIDIA designs, develops and markets 3D graphics processors and related software that provide high performance interactive 3D graphics to the mainstream PC market.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                 MAKING FANTASY REALITY AND REALITY FANTASTIC.

Artwork text:

Focus on Mainstream

PC users today can easily differentiate the quality of graphics and prefer PCs that provide a superior visual experience. NVIDIA's strategy is to achieve market leadership in the high volume mainstream PC market by providing compelling 3D graphics performance at competitive prices.

Award-winning Technology

NVIDIA's graphics processors are highly-integrated single-chip solutions that support high performance interactive 3D graphics applications while simultaneously optimizing 2D graphics and providing VGA compatibility and DVD playback. The benefits and performance of the RIVA family of graphics processors have received significant industry validation and have enabled the Company's customers to win over 180 industry awards.

Leading OEMs

NVIDIA's strategy is to enable leading OEM customers to differentiate their products in a highly competitive marketplace by using NVIDIA's high performance 3D graphics processors. The Company's products are used by six of the top ten PC OEMs--Compaq, Dell, Gateway, IBM, Micron and Packard Bell NEC-- as well as leading motherboard manufacturers such as Intel and leading add-in board manufacturers such as ASUSTeK, Canopus, Creative, Diamond, ELSA and Leadtek.

[OEM LOGOs]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  NVIDIA designs, develops and markets 3D graphics processors and related software that provide high performance interactive 3D graphics to the mainstream PC market. The Company's graphics processors are designed to deliver a highly immersive, interactive 3D experience with realistic imagery and stunning effects. The RIVA family of graphics processors, including the RIVA TNT, provides superior processing power at competitive prices and is architected to take advantage of mainstream industry standards such as Microsoft's Direct3D API. The highly integrated design of the Company's graphics processors combines high performance 3D and 2D graphics on a single chip and provides a simpler and lower cost graphics solution relative to competing solutions, including multi-chip or multi-board 3D/2D graphics subsystems.

  NVIDIA designed the RIVA family of graphics processors to enable PC OEMs and add-in board manufacturers to build award-winning products by delivering state-of-the-art interactive 3D graphics capability to end users while maintaining affordable prices. The Company believes that by developing 3D graphics solutions that provide superior performance and address the key requirements of the mainstream PC market, it will accelerate the adoption of 3D graphics throughout this market. The benefits and performance of the RIVA family of graphics processors have received significant industry validation and have enabled the Company's customers to win over 180 industry awards. NVIDIA's graphics processors currently are designed into products offered by six of the top ten PC OEMs--Compaq, Dell, Gateway, IBM, Micron and Packard Bell NEC as well as by leading motherboard manufacturers such as Intel and leading add-in board manufacturers such as ASUSTeK, Canopus, Creative, Diamond, ELSA and Leadtek.

                                  THE OFFERING

Common Stock offered.................  3,500,000 shares
Common Stock to be outstanding after
 the offering........................ 28,595,976 shares(1)
Use of proceeds...................... For general corporate purposes, including capital expenditures and working capital.
                                      See "Use of Proceeds."
Nasdaq National Market symbol........ NVDA

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                            Period from
                             Inception        Year Ended December 31,             Nine Months Ended
                          (April 5, 1993) ----------------------------------  -------------------------
                          to December 31,                                     September 28, October 25,
                               1993        1994     1995     1996     1997        1997        1998(2)
                          --------------- -------  -------  -------  -------  ------------- -----------
Statement of Operations
 Data:
Total revenue...........      $  --       $   --   $ 1,182  $ 3,912  $29,071     $ 5,537      $92,700
Gross profit (loss).....         --           --      (367)     874    7,827         631       25,300
Operating income
 (loss).................        (506)      (1,351)  (6,470)  (2,993)  (3,459)     (4,911)      (3,900)
Net income (loss).......        (484)      (1,361)  (6,377)  (3,077)  (3,589)     (5,013)      (3,532)
Basic net income (loss)
 per share(3)...........      $ (.07)     $  (.19) $  (.56) $  (.27) $  (.28)    $  (.41)     $  (.25)
Diluted net income
 (loss) per share(3)....      $ (.07)     $  (.19) $  (.56) $  (.27) $  (.28)    $  (.41)     $  (.25)
Shares used in basic per
 share computation(3)...       6,784        7,048   11,365   11,383   12,677      12,123       14,152
Shares used in diluted
 per share
 computation(3).........       6,784        7,048   11,365   11,383   12,677      12,123       14,152

                                                             October 25, 1998
                                                          ----------------------
                                                          Actual  As Adjusted(4)
                                                          ------- --------------
Balance Sheet Data:
Cash and cash equivalents................................ $12,461    $ 49,721
Total assets.............................................  76,502     113,762
Capital lease obligations, less current portion..........   2,032       2,032
Total stockholders' equity...............................  18,294      55,554

-------
(1) Based on the number of shares outstanding as of December 31, 1998. Includes 1,571,429 shares of Common Stock issued on the mandatory conversion of convertible subordinated notes on January 15, 1999. Excludes (i) 8,662,120 shares of Common Stock issuable upon the exercise of options outstanding at a weighted average exercise price of $4.82 per share, (ii) 158,806 shares of Common Stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $2.10 per share, (iii) 2,591,582 shares of Common Stock reserved for future grants under the Company's 1998 Equity Incentive Plan, (iv) 206,250 shares reserved for future grants under the Company's 1998 Non-Employee Directors' Stock Option Plan and (v) 500,000 shares of Common Stock reserved for issuance under the Company's 1998 Employee Stock Purchase Plan. See "Management--Employee Benefit Plans" and
    Note 3 of Notes to Financial Statements.
(2) Effective January 31, 1998, the Company changed its fiscal year-end financial reporting period to a 52- or 53-week year ending on the last Sunday in January. The Company elected not to restate its previous reporting periods ending December 31.
(3) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in per share computations.
(4) Adjusted to reflect the sale of the 3,500,000 shares of Common Stock offered hereby after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

  No person is authorized in connection with any offering made hereby to give any information or to make any representations other than as contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                               ----------------

  Until February 15, 1999 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
The Company...............................................................    5
Risk Factors..............................................................    6
Use of Proceeds...........................................................   23
Dividend Policy...........................................................   23
Capitalization............................................................   24
Dilution..................................................................   25
Selected Financial Data...................................................   26
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   27
Business..................................................................   38
Management................................................................   52
Certain Transactions......................................................   62
Principal Stockholders....................................................   63
Description of Capital Stock..............................................   65
Shares Eligible for Future Sale...........................................   67
Underwriters..............................................................   69
Legal Matters.............................................................   70
Experts...................................................................   71
Additional Information....................................................   71
Index to Financial Statements.............................................  F-1

                               ----------------

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                               ----------------

  NVIDIA is a registered trademark of the Company and the Company has filed for trademark protection for the NVIDIA logo. The Company and ST
Microelectronics, Inc. have filed jointly for trademark protection for RIVA and RIVA128. All other trademarks or service marks appearing in this Prospectus are the property of their respective owners.

                               ----------------

  Except as set forth in the financial statements or as otherwise indicated herein, information in this Prospectus (i) gives effect to the conversion of all of the Company's outstanding shares of Preferred Stock which will occur automatically upon the closing of this offering, (ii) gives effect to the mandatory conversion of outstanding convertible subordinated notes into shares of Common Stock on January 15, 1999, and (iii) assumes that the Underwriters' over-allotment option is not exercised. See "Description of Capital Stock" and "Underwriters." The Company's fiscal years ended on December 31 from 1993 to 1997. Effective January 31, 1998, the Company changed its fiscal year-end financial reporting period to a 52- or 53-week year ending on the last Sunday in January. The Company elected not to restate its previous reporting periods ending December 31. As a result, the first and fourth quarters of fiscal 1999 are 12- and 14-week periods, respectively, with the remaining quarters being 13-week periods. All general references to years relate to the above fiscal years unless otherwise noted.

                                  THE COMPANY

  NVIDIA designs, develops and markets 3D graphics processors and related software that provide high performance interactive 3D graphics to the mainstream PC market. The Company's graphics processors incorporate a 128-bit graphics architecture that is designed to deliver a highly immersive, interactive 3D experience with realistic imaging and stunning effects. The Company's RIVA family of graphics processors including the RIVA TNT, provides superior processing power at competitive prices and is architected to take advantage of mainstream industry standards such as Microsoft Corporation's ("Microsoft") Direct3D application programming interface ("API"). The highly integrated design of the Company's graphics processors combines high performance 3D and 2D graphics on a single chip and provides a simpler and lower cost graphics solution relative to competing solutions, including multi-chip or multi-board 3D/2D graphics subsystems.

  Interactive 3D graphics technology is emerging as one of the most significant new computing developments since the introduction of the graphical user interface. The visually engaging and interactive nature of 3D graphics responds to consumers' demands for a convincing simulation of reality beyond what is possible with traditional 2D graphics. The fundamental interactive capability of 3D graphics is expected to make it a natural and compelling medium for existing and emerging applications for entertainment, Internet, business and education.

  The Company believes that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. These factors have dramatically increased demand for 3D graphics processors; Mercury Research estimates that 3D graphics will be standard in every PC unit shipped by 2001. Mercury Research also estimates that 4.9 million 3D graphics processors were sold worldwide in 1997 and 138 million will be sold worldwide in 2001.

  The Company's products allow users to enjoy a highly immersive, interactive 3D experience with compelling visual quality, realistic motion and complex object and scene interaction at real-time frame rates. By providing this level of performance at an affordable price to OEMs and end users, the Company believes that it will accelerate the adoption of interactive 3D graphics throughout the mainstream PC market. The Company's objective is to be the leading supplier of high performance 3D graphics processors for PCs. The Company's strategy to achieve this objective includes focusing on the mainstream PC market, targeting leading OEM customers, extending its technological leadership in 3D graphics and increasing its market share.

  NVIDIA's products are used by six of the top ten PC OEMs--Compaq Computer Corporation ("Compaq"), Dell Computer Corporation ("Dell"), Gateway 2000, Inc. ("Gateway"), International Business Machines Corporation ("IBM"), Micron Technology, Inc. ("Micron") and Packard Bell NEC, Inc. ("Packard Bell NEC")-- as well as leading motherboard manufacturers such as Intel Corporation ("Intel") and leading add-in board manufacturers such as ASUSTeK Computer Inc. ("ASUSTeK"), Canopus Corporation ("Canopus"), Creative Technology Ltd. ("Creative"), Diamond Multimedia Systems, Inc. ("Diamond"), ELSA AG ("ELSA") and Leadtek Research, Inc. ("Leadtek"). The RIVA family of graphics processors has received significant industry validation and has enabled the Company's customers to receive over 180 awards from recognized industry publications, including PC Magazine, PC Computing, PC World, Computer Gaming World, PC Games and CNET.

  NVIDIA was incorporated in California in April 1993 and reincorporated in Delaware in April 1998. The Company's executive offices are located at 3535 Monroe Street, Santa Clara, California 95051, and its telephone number is
(408) 615-2500. The Company's web site is located at www.nvidia.com. Information contained on the Company's web site should not be deemed to be part of this Prospectus.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed below, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Prospectus.

  Unpredictable and Fluctuating Operating Results. Many of the Company's revenue components fluctuate and are difficult to predict, and its operating expenses are largely independent of revenue in any particular period. It is therefore difficult for the Company to accurately forecast revenue and profits or losses. The Company believes that, even if it does achieve significant sales of its products, quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenue, gross profit and results of operations. Factors that have affected the Company's results of operations in the past, and are likely to affect the Company's results of operations in the future, include, among others, demand and market acceptance for the Company's products; the successful development of next-generation products; unanticipated delays or problems in the introduction or performance of next-generation products; market acceptance of the products of the Company's customers; new product announcements or product introductions by the Company's competitors; the Company's ability to introduce new products in accordance with OEM design requirements and design cycles; changes in the timing of product orders due to unexpected delays in the introduction of products of the Company's customers or due to the life cycles of such customers' products ending earlier than anticipated; fluctuations in the availability of manufacturing capacity or manufacturing yields; competitive pressures resulting in lower than expected average selling prices; the volume of orders that are received and that can be fulfilled in a quarter; the rescheduling or cancellation of customer orders; the unanticipated termination of strategic relationships; seasonal fluctuations associated with the tendency of PC sales to decrease in the second quarter and increase in the second half of each calendar year; and the level of expenditures for research and development and sales, general and administrative functions of the Company. The Company experienced difficulties commencing volume production of the RIVA128ZX graphics processor in March 1998 and the RIVA TNT graphics processor in July 1998. These difficulties were primarily due to yield problems that resulted in lower than expected revenues and higher manufacturing costs during the quarter ended July 28, 1998. While these yield problems were subsequently resolved, there can be no assurance that the Company will not experience difficulties related to the production of current or future products or that other factors will not delay the introduction or volume sale of new products developed by the Company. The Company believes that quarterly and annual results of operations also could be affected in the future by other factors, including changes in the relative volume of sales of the Company's products; seasonality in the PC market; the ability of the Company to reduce the process geometry of its products; supply constraints for the other components incorporated into its customers' products; the loss of a key customer; a reduction in the amount of royalties received from ST Microelectronics, Inc. ("ST"); changes in the pricing of dynamic random access memory devices ("DRAMs") or other components; legal and other costs related to defending intellectual property litigation; costs associated with protecting the Company's intellectual property; costs related to acquiring or licensing intellectual property; inventory write-downs; and foreign exchange rate fluctuations. Any one or more of these factors could result in the Company failing to achieve its expectations as to future revenue or net income.

  Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. The Company will be required to reduce prices in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, the Company's business, financial condition and results of operations could be materially adversely affected. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. As a result of fluctuating operating results or other factors discussed below, in certain future quarters the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Company's Common Stock would be materially adversely affected. See "--Absence of Prior Trading Market; Potential Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Limited Operating History; History of Losses; No Assurance of
Profitability. The Company has a limited operating history upon which investors may evaluate the Company and its prospects. The Company's recent revenue growth may not be sustainable and should not be considered indicative of future revenue growth, if any. As of October 25, 1998, the Company's accumulated deficit was approximately $17.1 million. Although the Company generated net income in the quarters ended October 25, 1998 and December 31, 1997, it incurred losses in the quarters ended April 28, 1998 and July 26, 1998, in the first three quarters of fiscal 1997 and in each quarter of its prior fiscal years. There can be no assurance that in the future the Company will be profitable on a quarterly or annual basis. The Company's prospects must be considered in light of the significant risks, challenges and difficulties frequently encountered by companies in intensely competitive and rapidly evolving markets such as the 3D graphics processor market and semiconductor industry. To address these risks, the Company must, among other things, successfully increase the scope of its operations, respond to competitive and technological developments, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating innovative technologies. There can be no assurance that the Company will be successful in addressing these risks and challenges. See "-- Highly Competitive Environment; Intel's Entry into the Market," "--Dependence on New Product Development; Need to Manage Product Transitions," "--Management of Growth," "--Dependence on Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence upon Acceptance of the Company's 3D Graphics Solution for the Mainstream PC Market. The Company's success will depend in part upon broad adoption of its 3D graphics processors for high performance 3D graphics in mainstream PC applications. The market for 3D graphics processors has been characterized by unpredictable and sometimes rapid shifts in the popularity of products, often caused by the publication of competitive industry benchmark results, changes in DRAM pricing and other changes in the total system cost of add-in boards, as well as by severe price competition and by frequent new technology and product introductions. Only a small number of products have achieved broad market acceptance and such market acceptance, if achieved, is difficult to sustain due to intense competition. Since the Company has no other product line, the Company's business, financial condition and results of operations would be materially adversely affected if for any reason its current or future 3D graphics processors do not achieve widespread acceptance in the mainstream PC market. If the Company is unable to complete the timely development of or successfully and cost-effectively manufacture and deliver products that meet the requirements of the mainstream PC market, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, the PC industry is seasonal, and the Company expects that its financial results in the future will be affected by such seasonality.

  Demand for the Company's products has been and will continue to be significantly affected by actual and anticipated changes in the price and supply of DRAM products or other components used with PC graphics processors. In the spring of 1998, large supplies of synchronous DRAMs ("SDRAMs") resulted in significant price declines for such components. This price decrease lowered the total system cost to customers of competitive products that use such SDRAMs, as compared to the Company's RIVA128 graphics processor, which was initially designed to operate using only synchronous graphic DRAMS ("SGRAMs"), which were and continue to be relatively more expensive than SDRAMs. While the Company subsequently introduced a version of the RIVA128ZX graphics processor that operates using SDRAMs or SGRAMs, and its current RIVA TNT also operates using SDRAMs or SGRAMs, such unfavorable component price competition negatively impacted sales of the Company's RIVA128ZX graphics processor products during the quarter ended July 28, 1998. There can be no assurance that the Company will be able to design new products to use components with the lowest cost at the time of commercial release or that future fluctuations in the price of components used by customers of PC graphics processors will not have a material adverse effect on the Company's business, financial condition or results of operations.

  The sub-$1,000 segment of the mainstream PC market has grown rapidly in recent quarters. The Company currently does not have a product offering to address this market segment. If the Company is unable to introduce a product that addresses this market segment and the sub-$1,000 segment continues to account for an increasing percentage of the units sold in the mainstream PC market, the Company's business, financial condition or results of operations could be materially adversely affected.

  Highly Competitive Environment; Intel's Entry into the Market. The market for 3D graphics processors for mainstream PCs in which the Company competes is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. NVIDIA believes that the principal factors of competition in this market are performance, conformity to industry-standard APIs, software support, access to customers and distribution channels, manufacturing capabilities, price of graphics processors and total system costs of add-in boards. The Company expects competition to increase both from existing competitors and new market entrants with products that may be less costly than the Company's 3D graphics processors or may provide better performance or additional features not provided by the Company's products. There can be no assurance that the Company will be able to compete successfully in the emerging mainstream PC 3D graphics market.

  NVIDIA's primary source of competition is from companies that provide or intend to provide 3D graphics solutions for the mainstream PC market. These include (i) new entrants in the 3D graphics processor market with existing presence in the PC market, such as Intel, (ii) suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI Technologies, Inc. ("ATI") and Matrox Electronic Systems Ltd. ("Matrox"),
(iii) suppliers of 2D graphics chips that are introducing 3D functionality as part of their existing solutions, such as S3 Incorporated ("S3") and Trident Microsystems, Inc. ("Trident"), (iv) companies that have traditionally focused on the professional market and provide high end 3D solutions for PCs and workstations, including 3Dlabs Inc., Ltd. ("3Dlabs"), Real3D, Silicon Graphics, Inc. ("SGI"), Evans & Sutherland Computer Corporation ("Evans") and Intergraph Corporation ("Intergraph"), and (v) companies with strength in the video game market, such as 3Dfx Interactive, Inc. ("3Dfx") and VideoLogic Group plc ("VideoLogic").

  In March 1998, Intel began shipping the i740, a 3D graphics accelerator that is targeted at the mainstream PC market. Intel has significantly greater resources than the Company, and there can be no assurance that the Company's products will compete effectively against the i740 or any future products introduced by Intel, that the Company will be able to compete effectively against Intel or that Intel will not introduce additional products that are competitive with the Company's products in either performance or price or both. NVIDIA expects Intel to continue to invest heavily in research and development and new manufacturing facilities, to maintain its position as the largest manufacturer of PC microprocessors and one of the largest manufacturers of motherboards, to increasingly dominate the PC platform and to promote its product offerings through advertising campaigns designed to engender brand loyalty among PC users. Intel may in the future develop graphics add-in cards or graphics-enabled motherboards using its i740 3D graphics accelerators or other graphics accelerators, which could directly compete with graphics add-in cards or graphics-enabled motherboards that the Company's customers may develop. In addition, due to the widespread industry acceptance of Intel's microprocessor architecture and interface architecture, including its Accelerated Graphics Port ("AGP"), Intel exercises significant influence over the PC industry generally, and any significant modifications by Intel to the AGP, the microprocessor or other aspects of the PC microprocessor architecture could result in incompatibility with the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any delay in the public release of information relating to such modifications could have a material adverse effect on the Company's business, financial condition or results of operations.

  In April 1998, SGI and Intel announced a strategic relationship, which includes a broad patent cross-license agreement. The Company believes that this agreement will provide SGI with access to Intel processors for the development of SGI workstations. In addition, the Company believes that under the cross-license agreement Intel will have access to SGI graphics patents, which may allow Intel to compete more effectively with the Company. SGI also may compete directly with the Company as a result of this relationship with Intel. There can be no assurance that the Company will be able to compete successfully against SGI or Intel. SGI filed a patent infringement lawsuit against the Company in April 1998. See "--Legal Proceedings" and "Business--Legal Proceedings."

  In December 1998, Intel and S3 announced a strategic relationship, which included a 10-year patent and technology cross-license agreement. Pursuant to this agreement it was announced that S3 obtained a license to Intel's "P6" system bus and future bus designs, which license will allow S3 to produce a compatible integrated core and graphics chip. As a result of this relationship, either party may become a more effective competitor of the Company, which could have a material adverse effect on the Company's business, financial condition or results of operations.

  In addition to Intel, the Company competes with suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI and Matrox. NVIDIA also competes with companies that typically have operated in the PC 2D graphics market and that now offer 3D graphics capability as an enhancement to their 2D graphics solutions, such as S3 and Trident. Many of these competitors have introduced 3D graphics functionality on new versions of existing graphics chips. In addition, NVIDIA's competitors include companies that traditionally have focused on the production of high end 3D graphics systems targeted at the professional market, such as 3Dlabs, Real3D, SGI, Evans and Intergraph. While these companies produce high performance 3D graphics systems, they historically have done so at a significantly higher price point than the Company and have focused on the professional and engineering market. Some of these companies are developing lower cost versions of their 3D graphics technology to bring workstation-like 3D graphics to mainstream PCs, and there can be no assurance that the Company will be able to compete successfully against them. NVIDIA also competes with companies that have recently entered or are expected to enter the market with an integrated 3D/2D graphics solution, but which have not traditionally manufactured 2D graphics solutions, such as 3Dfx and VideoLogic. In addition to the Company's known competitors, the Company anticipates that there will be new entrants in the graphics processor market, and there can be no assurance that the Company will compete effectively against any such new competitors.

  The market for 3D graphics processors is highly fragmented and undergoing a period of consolidation. Several of the Company's competitors and customers have merged with other industry participants in order to strengthen their competitive position. For example, ATI recently acquired Chromatic Research Inc., a media processor company, and Micron, one of the Company's OEM customers, acquired Rendition, Inc., a 3D graphics accelerator company, to explore embedded DRAM applications in the graphics arena. In addition, 3Dfx, a 3D graphics company and a competitor of the Company, recently announced the execution of an acquisition agreement with STB Systems, Inc. ("STB"), an add-in board manufacturer and significant customer of the Company. The Company expects that as a result of the pending acquisition, sales to STB will be reduced significantly from prior levels, and that STB may no longer continue to be a significant customer of the Company. NVIDIA expects that consolidation in the 3D graphics market will continue and there can be no assurance that such consolidation will not involve any more of the Company's add-in-board manufacturers, OEM customers or competitors. The further consolidation of the Company's customers with other customers or with competitors of the Company could result in a material decline in the Company's revenue, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Several of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, broader product lines for the PC market, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Regardless of the relative qualities of the Company's products, the market power, product breadth and customer relationships of its larger competitors, particularly Intel, can be expected to provide such competitors with substantial competitive advantages. The Company does not seek to compete on the basis of price alone, but may be forced to lower prices to compete effectively. There can be no assurance that the Company will be able to compete successfully in the emerging mainstream PC 3D graphics market.

  Dependence on New Product Development; Need to Manage Product
Transitions. The Company's business, financial condition and results of operations will depend to a significant extent on its ability to successfully develop new products for the 3D graphics market. The Company's add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, the Company's existing products must have competitive performance levels or the Company must timely introduce new products with such performance characteristics in order to be included in new system configurations. The Company must anticipate the features and functionality that consumers will demand, incorporate those features and functionality into products that meet the exacting design requirements of PC OEMs and add-in board manufacturers, price its products competitively and introduce the products to the market within the limited window for PC OEM and add-in board manufacturer design cycles. As a result, the Company believes that significant expenditures for research and development will continue to be required in the future. The success of new product introductions will depend on several factors, including proper new product definition, timely completion and introduction of new product designs, the ability of Taiwan Semiconductor Manufacturing Co. ("TSMC"), the Company's primary manufacturer, and any additional third-party manufacturers to effectively manufacture the Company's new products, the ability of the Company to design products that effectively utilize the process technologies of TSMC or any other third-party manufacturers, the quality of any new products, differentiation of new products from those of the Company's competitors and market acceptance of the Company's and its customers' products. The Company's strategy is to utilize the most advanced process technology appropriate for its products and available from commercial third-party foundries. Use of such advanced processes has in the past resulted in initial yield problems, as discussed below. There can be no assurance that any new products the Company expects to introduce will incorporate the features and functionality demanded by PC OEMs, add-in board manufacturers and consumers of 3D graphics, will be successfully developed or will be introduced in sufficient volumes within the appropriate time to meet both the PC OEMs' design cycles and market demand. The Company has in the past experienced delays in the development of some new products, as discussed below. The failure by the Company to successfully develop, introduce or achieve market acceptance for new 3D graphics products would have a material adverse effect on the Company's business, financial condition and results of operations.

  As markets for the Company's 3D graphics processors develop and competition increases, the Company anticipates that product life cycles will remain short and average selling prices ("ASPs") will continue to decline. In particular, ASPs and gross margins for the Company's 3D graphics processors are expected to decline as each product matures and as per order unit volumes increase. As a result, the Company will need to introduce new products and enhancements to existing products to maintain overall average selling prices and gross margins. In order for the Company's 3D graphics processors to achieve high volumes, leading PC OEMs and add-in board manufacturers must select the Company's 3D graphics processor for design into their products, and then successfully complete the designs of their products and sell them. There can be no assurance that the Company will successfully identify new product opportunities, develop and bring to market in a timely fashion such new products, that any such new products will be selected for design into PC OEMs' and add-in board manufacturers' products, that such designs will be successfully completed or that such products will be sold. As the complexity of its products and the manufacturing process for such products increases, there is an increasing risk that the Company will experience problems with the performance of such products and that there will be delays in the development, introduction or volume shipment of such products. The Company experienced difficulties commencing volume production of the RIVA128ZX graphics processor in March 1998 and the RIVA TNT graphics processor in July 1998. These difficulties were due primarily to yield problems that resulted in lower than expected revenues and higher manufacturing costs during the quarter ended July 28, 1998. While these yield problems were subsequently resolved, there can be no assurance that the Company will not experience difficulties related to the production of current or future products or that other factors will not delay the introduction or volume sale of new products developed by the Company. There also can be no assurance that the Company will be able to successfully manage the production transition risks with respect to future products. Failure to achieve any of the foregoing with respect to future products or product enhancements could result in rapidly declining ASPs, reduced margins, reduced demand for products or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that technologies developed by others will not render the Company's 3D graphics products non-competitive or obsolete, or result in the Company holding excess inventory, either of which would have a material adverse effect on the Company's business, financial condition and results of operations.

  In the design and development of new products and product enhancements, the Company relies on certain third-party software development tools. While the Company currently is not dependent on any one vendor for the supply of such tools, there can be no assurance that all or any of such tools will be readily available in the future. For example, the Company has experienced delays in the introduction of products in the past as a result of the inability of then-available software development tools to fully simulate the complex features and functionalities of the Company's products. There can be no assurance that the design requirements necessary to meet consumer demands for more features and greater functionality from 3D graphics products in the future will not exceed the capabilities of any such software development tools. If the software development tools used by the Company become unavailable or fail to produce designs that meet consumer demands, the Company's business, financial condition or results of operations could be materially adversely affected.

  Legal Proceedings. On April 9, 1998, the Company was notified that SGI had filed a patent infringement lawsuit against the Company in the United States District Court for the District of Delaware. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes a United States patent held by SGI. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. On May 11, 1998, the Company was notified that S3 had filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes three United States patents held by S3. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. On September 21, 1998, the Company was notified that 3Dfx had filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California. The suit alleges that the sale and use of the Company's RIVA TNT graphics processor infringes a United States patent held by 3Dfx. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. The Company has filed answers to each suit and has filed counter-claims asserting that the patents in each suit are neither infringed nor valid. The Company believes that with respect to each of the patent claims at issue in such lawsuits, either such claims are invalid or the Company's products do not infringe such claims. This belief is based on the Company's investigation to date and upon an opinion from the Law Offices of Michael A. Glenn, patent counsel to the Company in these lawsuits. The Company has and intends to continue to defend itself vigorously with respect to all three lawsuits.

  The litigation with SGI, S3 and 3Dfx has resulted, and the Company expects that it will continue to result, in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any suit, the Company could be required to do one or more of the following: pay substantial damages (including treble damages); permanently cease the manufacture, use and sale of any infringing products; expend significant resources to develop non-infringing technology; or obtain a license from SGI, S3 or 3Dfx for any infringing technology. Any of these suits could result in limitations on the Company's ability to market its products, delays and costs associated with redesigning its products or payments of license fees or other payments to SGI, S3 or 3Dfx, the occurrence of which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Importance of Design Wins. The Company's future success will depend in large part on achieving design wins, which entails having its existing and future products chosen as the 3D graphics processors for hardware components or subassemblies designed by PC OEMs and add-in board manufacturers. The Company's add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, the Company's existing products must have competitive performance levels or the Company must timely introduce new products with such performance characteristics in order to be included in new system configurations. The failure to achieve one or more design wins would have a material adverse effect on the Company's business, financial condition and results of operations. The process of being qualified for inclusion in a PC OEM's product can be lengthy and could cause the Company to miss a cycle in the demand of end users for a particular product feature, which also could materially adversely affect the Company's business, financial condition or results of operations.

  The Company's ability to achieve design wins will depend in part on its ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render the Company's products incompatible with products developed by major hardware manufacturers and software developers, including Intel and Microsoft, which would require the Company to invest significant time and resources to redesign its products to ensure compliance with relevant standards. If the Company's products are not in compliance with prevailing industry standards for a significant period of time, the Company's ability to achieve design wins could be materially adversely affected. The failure to achieve design wins, due to any of the foregoing factors or otherwise, would result in the loss of any potential sales volume that could be generated by such newly designed PC hardware component or board subassembly and would give a competitive advantage to the 3D graphics processor manufacturer that achieved such design win.

  Dependence on the PC Market. In 1997 and the nine months ended October 25, 1998, the Company derived all of its revenue from the sale or license of products for use in PCs, and the Company expects to continue to derive substantially all of its revenue from the sale or license of products for use in PCs. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the PC market has grown substantially in recent years, there can be no assurance that such growth will continue. A reduction in sales of PCs, or a reduction in the growth rate of such sales, would likely reduce demand for the Company's products. Moreover, such changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecast product transitions. In such cases, PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers such as the Company until the excess inventory has been absorbed. Any reduction in the demand for PCs generally, or for a particular product that incorporates the Company's 3D graphic processors, could have a material adverse effect on the Company's business, financial condition or results of operations. During the spring of 1998, many PC makers experienced reduced demand for their products, resulting in increased inventories. Such market conditions resulted in reduced orders from the Company's customers and negatively affected the Company's financial results for the quarter ended July 26, 1998.

  Dependence on Emerging Mainstream PC 3D Graphics Market. The Company's success will depend in part upon the demand for 3D graphics for mainstream PC applications. The market for 3D graphics on mainstream PCs has only recently begun to emerge and is dependent on the future development of, and substantial end-user and OEM demand for, 3D graphics functionality. As a result, there can be no assurance that the market for mainstream PC 3D graphics computing will continue to develop or grow at a rate sufficient to support the Company's business. The development of the market for 3D graphics on mainstream PCs will in turn depend on the development and availability of a large number of mainstream PC software applications that support or take advantage of 3D graphics capabilities. Currently there are only a limited number of such software applications, most of which are games, and there can be no assurance that a broader base of software applications will develop in the near term or at all. Until very recently, the majority of multimedia PCs incorporated only 2D graphics acceleration technology, and as a result, the majority of graphics applications currently available for mainstream PCs are written for 2D acceleration technology. Consequently, there can be no assurance that a broad market for full function 3D graphics on mainstream PCs will develop. If the market for mainstream PC 3D graphics fails to develop or develops more slowly than expected, the Company's business, financial condition and results of operations would be materially adversely affected. See "--Dependence on the PC Market."

  Customer Concentration; Risks of Order and Shipment Uncertainties. The Company has only a limited number of customers and its sales are highly concentrated. The Company primarily sells its products to add-in board manufacturers, which incorporate graphics products in the boards they sell to PC OEMs. Sales to STB and Diamond accounted for 63% and 31%, respectively, of the Company's total revenue in 1997, and sales to STB, Diamond, and Creative accounted for 40%, 28% and 12%, respectively, of the Company's total revenue in the nine months ended October 25, 1998. Sales to add-in board manufacturers primarily are dependent on achieving design wins with leading PC OEMs, and the Company believes that the large majority of its revenue in its most recent five quarters was attributable to products that ultimately were incorporated into PCs sold by Compaq, Dell, Gateway, IBM, Micron and Packard Bell NEC. The number of add-in board manufacturers and leading PC OEMs is limited, and the Company expects that a small number of add-in board manufacturers directly, and a small number of PC OEMs indirectly, will continue to account for a substantial portion of its revenue for the foreseeable future. In particular, the Company expects that sales to Creative and Diamond will continue to account for a substantial portion of its revenue for the foreseeable future. As a result, the Company's business, financial condition and results of operations could be materially adversely affected by the decision of a single PC OEM or add-in board manufacturer to cease using the Company's products or by a decline in the number of products sold by a single PC OEM or add-in board manufacturer or by a small number of customers. In addition, there can be no assurance that revenue from add-in board manufacturers or PC OEMs that have directly or indirectly accounted for significant revenue in past periods, individually or as a group, will continue, or if continued, will reach or exceed historical levels in any future period. For example, 3Dfx, a 3D graphics company and a competitor of the Company, recently announced the execution of an acquisition agreement with STB, an add-in board manufacturer and significant customer of the Company. The Company expects that as a result of the pending acquisition, sales to STB will be reduced significantly from prior levels and that STB may no longer continue to be a significant customer of the Company. Accordingly, there can be no assurance that 3Dfx's pending acquisition of STB will not have a material adverse effect on the Company's business, financial condition or results of operations.

  Certain of the Company's customers have experienced financial difficulties in the past and may continue to experience financial difficulties. For example, both Diamond and STB reported significant losses for their most recent fiscal period and declines in revenues from the previous period. Financial instability at Diamond, STB or any of the Company's other customers could result in reduced sales to such customers or greater difficulty in collecting accounts receivable from such customers, either of which could have a material adverse effect on the Company's business, financial condition or results of operations.

  Substantially all of the Company's sales are made on the basis of purchase orders rather than long-term agreements. As a result, the Company may commit resources to the production of products without having received advance purchase commitments from customers. Any inability to sell products to which the Company has devoted significant resources could have a material adverse effect on the business, financial condition or results of operations of the Company. In addition, cancellation or deferral of product orders could result in the Company holding excess inventory, which could have a material adverse effect on the Company's profit margins and restrict its ability to fund its operations. The Company recognizes revenue upon shipment of products to the customer. Refusal by customers to accept shipped products, or delays or difficulties in collecting accounts receivable could result in significant charges against income, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Management of Growth. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. As of October 25, 1998, the Company had 184 employees as compared to 71 employees as of September 28, 1997, and the Company expects that the number of its employees will increase substantially over the next 12 months. The Company's financial and management controls, reporting systems and procedures are very limited and will need to be upgraded significantly. Although some new controls, systems and procedures have been implemented, the Company's future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, as well as its ability to maintain effective cost controls, and any failure to do so effectively could have a material adverse effect on the Company's business, financial condition or results of operations. Further, the Company will be required to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to successfully implement its strategy. The Company's inability to effectively manage any future growth would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees," "--Facilities" and "Management."

  Dependence on Key Personnel. The Company's performance will be substantially dependent on the performance of its executive officers and key employees. None of the Company's officers or employees is bound by an employment agreement, and the relationships of such officers and employees with the Company are, therefore, at will. The Company does not have "key person" life insurance policies on any of its employees. The loss of the services of any of its executive officers, technical personnel or other key employees, particularly Jen-Hsun Huang, the Company's President and Chief Executive Officer, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's success will depend on its ability to identify, hire, train and retain highly qualified technical and managerial personnel. During the quarter ended October 25, 1998, both the Chief Financial Officer of the Company and the Vice President of Operations left the Company. The Company has recently filled such positions. Failure to attract, train, assimilate or retain the necessary technical and managerial personnel would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees" and "Management."

  Dependence on Third-Party Manufacturers; Absence of Manufacturing Capacity; Manufacturing Risks. The Company does not manufacture the semiconductor wafers used for its products and does not own or operate a wafer fabrication facility. The Company's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. The Company in the past utilized ST and currently utilizes TSMC to produce the Company's semiconductor wafers and utilizes independent contractors to perform assembly, test and packaging. The Company depends on these suppliers to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to the Company on a timely basis. There can be no assurance that these manufacturers will be able to meet the Company's near-term or long-term manufacturing requirements. During 1998, the Company experienced difficulties in achieving volume production at TSMC of the Company's RIVA128ZX and RIVA TNT graphics processors. As the Company's relationships with TSMC and other manufacturing partners develop, yields or product performance could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. The Company obtains manufacturing services on a purchase order basis and TSMC has no obligation to provide the Company with any specified minimum quantities of product. TSMC fabricates wafers for other companies, including certain competitors of the Company, and could choose to prioritize capacity for other users or reduce or eliminate deliveries to the Company on short notice. Because the lead time needed to establish a strategic relationship with a new manufacturing partner could be several months, there is no readily available alternative source of supply for any specific product. The Company believes that long-term market acceptance for the Company's products will depend on reliable relationships with TSMC and any other manufacturers used by the Company to ensure adequate product supply to respond to customer demand.

  There are many other risks associated with the Company's dependence upon third-party manufacturers, including reduced control over delivery schedules, quality assurance, manufacturing yields and cost; risks associated with international operations; the potential lack of adequate capacity during periods of excess demand; limited warranties on wafers supplied to the Company; availability of trade credit on favorable terms; and potential misappropriation of the Company's intellectual property. The Company is dependent primarily on TSMC and expects in the future to continue to be dependent upon third-party manufacturers to produce wafers of acceptable quality and with acceptable manufacturing yields, to deliver those wafers to the Company and its independent assembly and testing subcontractors on a timely basis and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. The Company's wafer requirements represent a small portion of the total production capacity of TSMC. Although the Company's products are designed using TSMC's process design rules, there can be no assurance that TSMC will be able to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, there can be no assurance that TSMC will continue to devote resources to the production of the Company's products, continue to advance the process design technologies on which the manufacturing of the Company's products are based. Any such difficulties would have a material adverse effect on the Company's business, financial condition and results of operations.

  ST has a worldwide license to incorporate the technology underlying the RIVA128 and RIVA128ZX graphics processors (including the source code and architecture) (the "128 Technology") in its own products, subject to certain limitations on the modification of such technology, and a right to receive software engineering and quality support from the Company for the 128 Technology through December 31, 1998. There can be no assurance that ST will not develop and market products competitive with those of the Company that contain additional features, better functionality and lower pricing. Because ST has substantially greater financial, technical, manufacturing, marketing, distribution and other resources than the Company, there can be no assurance that the Company will be able to compete successfully against any such ST product. The failure of the Company to successfully compete against any such ST product could have a material adverse effect on the Company's business, financial condition or results of operations. ST also has a worldwide license to sell the RIVA128 and RIVA128ZX graphics processors. Royalty revenue from sales of the RIVA128 graphics processor by ST represented approximately 6% of the Company's total revenue in the nine months ended September 30, 1997 and royalty revenue from sales of the RIVA128 graphics processor and a derivative of the RIVA128ZX graphics processor represented 6% of the Company's total revenue in the nine months ended October 25, 1998. The Company expects royalty revenue from ST to decrease as a percentage of total revenue. See "-- Dependence on Third-Party Subcontractors for Assembly and Testing," "--Risks Associated with International Operations" and "Business--Manufacturing."

  Manufacturing Yields. The fabrication of semiconductors is a complex process. Contaminants, defects in masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. These problems are difficult to diagnose and time-consuming and expensive to remedy. As a result, semiconductor companies frequently encounter difficulties in achieving acceptable product yields. When production of a new product begins, the Company typically pays for wafers, which may or may not have any functional products. Accordingly, the Company bears the financial risk until production is stabilized. Once production is stabilized, the Company pays for functional die only. The Company typically begins wafer production in advance of stabilized yields. Failure to stabilize yields or failure to achieve acceptable yields would materially adversely affect the Company's revenue, gross profit and results of operations. For example, in December 1997, the Company experienced low manufacturing yields at ST and in the six month period ended October 25, 1998, the Company experienced low manufacturing yields at TSMC. Any similar occurrences in the future could have a material adverse effect on the Company's business, financial condition or results of operations.

  Semiconductor manufacturing yields are a function both of product design, which is developed largely by the Company, and process technology, which is typically proprietary to the manufacturer. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between the Company and the manufacturer. In the quarter ended July 26, 1998 and, to a lesser extent, the quarter ended October 25, 1998, the Company experienced reduced yields with the RIVA128ZX and the RIVA TNT graphics processors, which resulted in higher than expected costs and lower revenues in the quarter ended July 26, 1998. The risk of low yields is compounded by the offshore location of the Company's manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. As the Company's relationships with TSMC and any additional manufacturing partners develop, yields or product performance could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. Because of the Company's potentially limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in the Company's per unit costs and force the Company to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenue and gross profit. There can be no assurance that the Company's wafer manufacturers will achieve or maintain acceptable manufacturing yields in the future. The inability of the Company to achieve planned yields from its wafer manufacturers could have a material adverse effect on the Company's business, financial condition or results of operations. The Company also faces the risk of product recalls or product returns resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. In the event of a significant number of product returns due to a defect or recall, the Company's business, financial condition or results of operations could be materially adversely affected. See "--Risks Associated with International Operations."

  Transition to New Manufacturing Process Technologies. The Company's strategy is to utilize the most advanced process technology appropriate for its products and available from commercial third-party foundries. Use of such advanced processes may have greater risk of initial yield problems. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. The Company continuously evaluates the benefits of migrating to smaller geometry process technologies in order to improve performance and reduce costs. The Company believes that the transition of its products to increasingly smaller geometries will be important to its competitive position, and the Company expects to migrate to .25 micron technology with its next-generation graphics processor. Other companies in the industry have experienced difficulty in migrating to new manufacturing processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. There can be no assurance the Company will not experience such difficulties and the corresponding adverse effects. Moreover, the Company is dependent on its relationships with its third-party manufacturers to migrate to smaller geometry processes successfully. No assurance can be given that the Company will be able to migrate to new manufacturing process technologies successfully or on a timely basis. Any such failure by the Company could have a material adverse effect on its business, financial condition or results of operations.

  Dependence on Third-Party Subcontractors for Assembly and Testing. The Company used ST in the past to assemble and test substantially all of the Company's products. The Company's RIVA128ZX and RIVA TNT graphics processors currently are assembled and tested by Amkor Technology Inc. ("Amkor"), which has facilities in Korea and the Philippines. The Company's RIVA TNT graphics processor is also assembled and tested by Siliconware Precision Industries Company Ltd. ("Siliconware"). The Company does not have long-term agreements with either of these subcontractors. As a result of its dependence on third-party subcontractors for assembly and testing of its products, the Company does not directly control product delivery schedules or product quality. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of the Company's products and could have a material adverse effect on the Company's business, financial condition or results of operations. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience significant delays in the shipment of its products if it is required to find alternative third parties to assemble or test the Company's products or components. Any delays in delivery of the Company's products could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Manufacturing."

  Risks Relating to Intellectual Property. The Company relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. The Company has 22 patents issued and 18 patent applications pending in the United States. Such issued patents have expiration dates from May 2015 to November 2016. The issued patents and pending patent applications relate to technology developed by the Company in connection with the development of its 3D graphics processors, including the RIVA family of graphics processors. The Company has no foreign patents or patent applications. There can be no assurance that the Company's pending patent applications or any future applications will be approved, or that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the enforcement of patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to effectively protect its intellectual property could have a material adverse effect on the Company's business, financial condition or results of operations. The Company has licensed technology from third parties for incorporation in the Company's graphics processors, and it expects to continue to enter into such agreements for future products. Such licenses may result in royalty payments to third parties, the cross-license of technology by the Company or payment of other consideration. If such arrangements are not concluded on commercially reasonable terms, the Company's business, financial condition or results of operations could be materially adversely affected.

  The Company attempts to protect its trade secrets and other proprietary information through confidentiality agreements with manufacturers and other partners, proprietary information agreements with employees and consultants and other security measures. The Company also relies on trademarks and trade secret laws to protect its intellectual property. Despite these efforts, there can be no assurance that others will not gain access to the Company's trade secrets, or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

  The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which has resulted in significant and often protracted and expensive litigation. The 3D graphics market in particular has been characterized recently by the aggressive pursuit of intellectual property positions, and the Company expects its competitors to continue to pursue aggressive intellectual property positions. In April 1998, SGI filed a patent infringement lawsuit against the Company, in May 1998, S3 filed a patent infringement lawsuit against the Company and in September 1998, 3Dfx filed a patent infringement lawsuit against the Company. See "--Legal Proceedings." In addition, the Company from time to time has received notices alleging that the Company has infringed patents or other intellectual property rights owned by third parties. Based upon the Company's evaluation of the circumstances, it may seek to obtain a license. In any given case, there is a risk that a license will not be available on terms that the Company considers reasonable, or that litigation will ensue. The Company currently has three patent infringement lawsuits pending against it, as discussed above. The Company expects that, as the number of hardware and software patents issued continues to increase, and as competition in the markets addressed by the Company intensifies, the volume of intellectual property claims such as these also will increase. ST has certain patent licenses that in some cases may allow ST to manufacture the Company's products without infringing third-party patents. As the Company's products are manufactured by TSMC or other manufacturers, such licenses will no longer benefit the Company and therefore the risk of a third-party claim of patent infringement against the Company will increase. In the event infringement claims are made against the Company, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. The Company has agreed to indemnify certain customers for claims of infringement arising out of sale of the Company's product. Litigation by or against the Company or such customers concerning infringement would likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. For example, the SGI, S3 and 3Dfx lawsuits have resulted, and will continue to result, in significant expense to the

Company. In the event of an adverse result in the SGI, S3, 3Dfx or other litigation, the Company could be required to pay substantial damages (which could include treble damages), cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures by the Company of substantial time and other resources. Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, there can be no assurance that, in the event that SGI, S3, 3Dfx or any other third party makes a successful claim against the Company or its customers, a cross-licensing arrangement could be reached. If such a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition or results of operations could be materially adversely affected.

  There can be no assurance that infringement claims by third parties or claims for indemnification by customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such possible assertions or any of the assertions currently raised in the SGI, S3 and 3Dfx litigation, if proven to be true, will not materially adversely affect the Company's business, financial condition or results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms, any of which may result from the SGI, S3 or 3Dfx litigation, could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Patents and Proprietary Rights."

  Risk of Product Defects and Incompatibilities; Product Liability. Products as complex as those offered by the Company may contain defects or failures when introduced or when new versions or enhancements to existing products are released. The Company has in the past discovered software defects and incompatibilities with customers' hardware in certain of its products and may experience delays or lost revenue to correct any new defects in the future. Although the Company has not experienced material adverse effects resulting from any such bugs, defects, failures or incompatibilities to date, there can be no assurance that, despite testing by the Company, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of market share or failure to achieve market acceptance. In addition, the Company's products typically go through only one verification cycle prior to beginning volume production and distribution of such products. As a result, the Company's products may contain defects or flaws that are undetected prior to volume production and distribution. The widespread production and distribution of defective products could have a material adverse impact on the Company's business, financial condition or results of operations. See "Business--NVIDIA Architecture, Products and Products under Development."

  The Company's products are an integrated component of both PCs and business workstations. Although the Company has not experienced any product liability claims to date, the sale and support of products by the Company may entail the risk of such claims. In addition, any failure by the Company's products or software to properly perform could result in claims against the Company by its customers. The Company maintains insurance to protect against certain claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. A successful claim brought against the Company that is in excess of, or excluded from, its insurance coverage, could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, even claims that are ultimately unsuccessful could result in the Company's expenditure of funds in litigation and management time and resources. The Company has agreed to indemnify certain of its customers against patent infringement, warranty and certain product defect claims. There can be no assurance that the Company will not be subject to material claims in the future, that such claims will not result in liability in excess of its insurance coverage, that the Company's insurance will cover such claims or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates.

  Erosion of Average Selling Prices. The semiconductor industry, including the 3D graphics processor industry, has been characterized, and is likely to continue to be characterized by, rapid erosion of ASPs due to a number of factors, including rapid technological change, price/performance enhancements and product obsolescence. The Company anticipates that ASPs and gross margins for its products will decrease over product life cycles, due to competitive pressures and volume pricing agreements. Decreasing ASPs could cause the Company to experience decreased revenue even though the number of units sold is increasing. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to ASP erosion. Therefore, the Company must continue to develop and introduce on a timely basis next-generation products and enhancements to existing new products that incorporate additional or new features and functionalities and that can be sold at higher ASPs. Failure to achieve the foregoing could cause the Company's revenue and gross margins to decline, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risks Associated with International Operations. The Company's reliance on foreign third-party manufacturing, assembly and testing operations subjects it to a number of risks associated with conducting business outside of the United States. These risks include unexpected changes in, or impositions of, legislative or regulatory requirements, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, longer payment cycles, potentially adverse taxes, the burdens of complying with a variety of foreign laws and other factors beyond the Company's control. The Company also is subject to general political risks in connection with its international trade relationships. Although the Company has not to date experienced any material adverse effect on its business, financial condition or results of operations as a result of such regulatory, political and other factors, there can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition or results of operations in the future or require the Company to modify its current business practices. In addition, the laws of certain foreign countries in which the Company's products are or may be manufactured or sold, including various countries in Asia, may not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of the Company's technology and products more likely. Currently, all of the Company's arrangements with third-party manufacturers provide for pricing and payment in U.S. dollars, and to date the Company has not engaged in any currency hedging activities, although it may do so in the future. There can be no assurance that fluctuations in currency exchange rates will not have a material adverse effect on the Company's business, financial condition or results of operations in the future.

  Cyclical Nature of the Semiconductor Industry. The semiconductor industry historically has been characterized by rapid technological change, cyclical market patterns, significant ASP erosion, fluctuating inventory levels, alternating periods of overcapacity and capacity constraints, variations in manufacturing costs and yields and significant expenditures for capital equipment and product development. In addition, the industry has experienced significant economic downturns at various times, characterized by diminished product demand and accelerated erosion of ASPs. The Company may experience substantial period-to-period fluctuations in results of operations due to general semiconductor industry conditions.

  Future Capital Needs; Uncertainty of Additional Funding. If the Company continues to increase production of its products, it will be required to invest significant working capital in inventory and accounts receivable. The Company also intends to continue to invest heavily in research and development for its existing products and for new product development. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the ability to collect receivables from its customers, the ability to obtain favorable credit terms from its vendors, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, available borrowings under line of credit arrangements and other factors. The Company believes that the proceeds from this offering, together with the Company's current cash balances, bank credit line and cash generated from operations, will be sufficient to meet the Company's operating and capital requirements for at least the next 12 months. However, there can be no assurance that the Company will not require additional financing within this time frame. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and additional debt financing, if available, may involve additional restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, financial condition or results of operations. See "--Unpredictable and Fluctuating Operating Results," "-- Limited Operating History; History of Losses; No Assurance of Profitability," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Year 2000 Compliance. The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year (the "Year 2000 Issue"). Computer programs that have such date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  The Company is heavily dependent upon the proper functioning of its own computer or data-dependent systems. This includes, but is not limited to, its information systems in business, finance, operations and service. Any failure or malfunctioning on the part of these or other systems could adversely affect the Company in ways that are not currently known, discernible, quantifiable or otherwise anticipated by the Company. In addition, the Company has relationships with, and is to varying degrees dependent upon, a large number of third parties that provide information, goods and services to the Company and manufacture the Company's graphics processors. The Company's business and results of operations could be materially adversely affected if its key suppliers were to experience Year 2000 Issues that caused them to delay manufacturing or shipment of finished product to the Company. In addition, the Company's results of operations could be materially adversely affected if any of the Company's key customers encounter Year 2000 Issues that cause them to delay or cancel substantial purchase orders or delivery of the Company's product.

  The Company's graphics processors and related software do not depend on any date-sensitive functions in order to perform in accordance with their respective designs and their functions will not be negatively affected by the Year 2000 Issue. The Company's products are ultimately used with a number of different hardware and software products, and to the extent that such third-party products are not Year 2000 compliant, the interoperability of the Company's products may be adversely affected. Given the number of third-party components and the Company's limited resources, the Company does not expect to review such third-party products.

  There can be no assurance that the Company will be able to adequately address the Year 2000 Issue in a timely manner or to upgrade any or all of its major systems in accordance with such plan. If the Company's modifications or upgrades or modifications by key suppliers or customers are not completed in a timely manner or are not successful, the Company may be unable to conduct its business, which would have a material adverse effect on the operations and financial position of the Company. In addition, there can be no assurance that any such upgrades will effectively address the Year 2000 Issue. Furthermore, there can be no guarantee that the systems of other companies on which the Company relies for the manufacture of its products will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. The Company cannot predict the extent of any such impact.

  There can be no assurance that the Company or any third party will not encounter any unforeseen problems with respect to any of the Company's systems, which unforeseen problems could have a material adverse effect on the operations and financial position of the Company. The Company is currently evaluating possible action to be taken in the event that the assessment of the Year 2000 Issue is not successfully completed on a timely basis, but has not yet established a formal contingency plan.

  Control by Existing Stockholders. Upon completion of this offering, the Company's executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately 57% of the Company's Common Stock (approximately 56% if the Underwriters' over-allotment option is exercised in full). Accordingly, these stockholders will be able to exercise control over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. These transactions include proxy contests, mergers involving the Company, tender offers, open market purchase programs or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal Stockholders."

  Absence of Prior Trading Market; Potential Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or, if one develops, that it will be maintained. The initial public offering price of the Common Stock was established by negotiation among the Company and the Underwriters. See "Underwriters" for factors considered in determining the initial public offering price. The market price of the shares of Common Stock could be subject to significant fluctuations in response to the Company's operating results, announcements of new products by the Company or its competitors, and other factors, including general economic and market conditions. In addition, the stock market in recent months has experienced and continues to experience extreme price and volume fluctuations, which have affected the market price of the stock of many companies, and particularly technology companies, and which have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as a shortfall in sales or earnings compared to securities analysts expectations, changes in analysts recommendations or projections or general economic and market conditions, may adversely affect the market price of the Common Stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price for a company's securities. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on the Company's business, financial condition or results of operations.

  Anti-Takeover Provisions. The Company's Certificate of Incorporation (the "Certificate") authorizes the Board of Directors to issue up to 2,000,000 shares of Preferred Stock and to determine the powers, designations, preferences, rights, qualifications, limitations and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Certificate and Bylaws, among other things, provide for a classified Board of Directors, require that stockholder actions occur at duly called meetings of the stockholders, limit who may call special meetings of stockholders and require advance notice of stockholder proposals and director nominations. These and other provisions could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, discourage a hostile bid or delay, prevent or deter a merger, acquisition or tender offer in which the Company's stockholders could receive a premium for their shares, or a proxy contest for control of the Company or other change in the Company's management. See "Management" and "Description of Capital Stock."

  Shares Eligible for Future Sale. The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon the closing of this offering, the Company will have outstanding an aggregate of 28,595,976 shares of Common Stock, (assuming no exercise of outstanding options and warrants), of which 25,095,976 shares of Common Stock are "Restricted Shares" subject to restrictions under the Securities Act of 1933, as amended (the "Securities Act"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. Holders of certain shares of the Company's Common Stock, including all officers and directors, have agreed (the "Lock-Up Agreements"), subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from the Company), or to enter into any swap or similar arrangement that transfers, in whole or in part, the economic risks of ownership of the Common Stock (a "disposition"), without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this Prospectus. As a result of such contractual restrictions and the provisions of Rule 144 and 701, the Restricted Shares will be available for sale in the public market as follows: (i) 10,000 shares will be eligible for immediate sale on the date of this Prospectus; (ii) 4,990,000 shares will be eligible for sale 90 days after the date of this Prospectus; (iii) 17,991,627 shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus and (iv) the remaining shares will be eligible for sale from time to time thereafter upon expiration of the Company's right to repurchase such shares. In addition, certain stockholders of the Company have the right to register shares of Common Stock for sale in the public market, and the Company intends to register shares of Common Stock authorized for issuance under the Company's equity incentive plans shortly following the closing of this offering. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

  Dilution; Absence of Cash Dividends. Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of their investment from the initial public offering price. Additional dilution will occur upon exercise of outstanding options and warrants. See "Dilution" and "Shares Eligible for Future Sale." The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered hereby are estimated to be approximately $37.3 million ($43.1 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. Approximately $5.0 million of the net proceeds may be used to repay in full amounts outstanding under a credit facility. The balance of the net proceeds will be used for general corporate purposes, including capital expenditures and working capital. The Company expects to spend approximately $10.0 million for capital expenditures in fiscal 2000, primarily for capital leases and the purchase of computer and engineering workstations. Such capital expenditures are expected to be funded by a portion of the net proceeds from this offering, together with existing cash balances and anticipated cash flow from operations. The amounts and timing of the Company's actual expenditures will depend upon numerous factors, including the status of the Company's research and development efforts, the amount of cash generated by the Company's operations, the level of the Company's sales and marketing activities and the impact of competition. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its capital stock and does not anticipate paying cash dividends for the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of October 25, 1998 (i) on an actual basis, (ii) on a pro forma basis giving effect to the conversion of all outstanding shares of Preferred Stock into shares of Common Stock and the mandatory conversion of convertible notes at January 15, 1999 and (iii) on a pro forma as adjusted basis to reflect the receipt by the Company of the estimated net proceeds from the sale of the 3,500,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses.

                                                       October 25, 1998
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                        (in thousands)
Capital lease obligations, less current
 portion....................................... $  2,032  $  2,032    $  2,032
                                                --------  --------    --------
Stockholders' equity:
  Mandatorily convertible notes................   11,000       --          --
  Preferred Stock, $.001 par value; actual--
   10,000,000 shares authorized, 9,327,087
   shares issued and outstanding; pro forma and
   pro forma as adjusted--2,000,000 shares
   authorized, no shares issued and
   outstanding.................................        9       --          --
  Common Stock, $.001 par value; 200,000,000
   shares authorized; actual--14,166,710 shares
   issued and outstanding; pro forma--
   25,065,226 shares issued and outstanding;
   pro forma as adjusted--28,565,226 shares
   issued and outstanding(1)...................       14        25          29
  Additional paid-in capital...................   25,471    36,469      73,725
  Deferred compensation........................  (1,126)   (1,126)     (1,126)
  Accumulated deficit..........................  (17,074)  (17,074)    (17,074)
                                                --------  --------    --------
    Total stockholders' equity.................   18,294    18,294      55,554
                                                --------  --------    --------
      Total capitalization..................... $ 20,326  $ 20,326    $ 57,586
                                                ========  ========    ========

--------
(1) Excludes (i) 7,455,458 shares of Common Stock issuable upon the exercise of options outstanding at a weighted average exercise price of $4.46 per share, (ii) 158,806 shares of Common Stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $2.10 per share, (iii) 2,591,582 shares reserved for future grants under the Company's 1998 Equity Incentive Plan, (iv) 206,250 shares reserved for future grants under the Company's 1998 Non-Employee Directors' Stock Option Plan and (v) 500,000 shares reserved for issuance under the Company's 1998 Employee Stock Purchase Plan. See "Management--Employee Benefit Plans" and Note 3 of Notes to Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of October 25, 1998 was approximately $18.3 million or $.73 per share of Common Stock. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its total liabilities divided by the number of shares of Common Stock outstanding (assuming the conversion of all outstanding shares of Preferred Stock into Common Stock). After giving effect to the sale of the 3,500,000 shares of Common Stock offered hereby and after deducting underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value of the Company as of October 25, 1998 would have been $55.6 million, or $1.95 per share. This represents an immediate increase in pro forma net tangible book value of $1.22 per share to existing stockholders and an immediate dilution of $10.05 per share to new public investors. The following table illustrates this per share dilution:

   Initial public offering price per share.........................      $12.00
     Pro forma net tangible book value per share as of October 25,
      1998......................................................... $.73
     Increase in pro forma net tangible book value per share
      attributable to new public investors......................... 1.22
                                                                    ----
   As adjusted net tangible book value per share after the
    offering.......................................................        1.95
                                                                         ------
   Dilution per share to new public investors......................      $10.05
                                                                         ======

  The following table summarizes, on a pro forma basis as of October 25, 1998, the difference between the number of shares of Common Stock purchased from the Company (assuming the conversion of all outstanding shares of Preferred Stock and the convertible subordinated notes into Common Stock), the total cash consideration paid and the average price per share paid by the existing stockholders and by the new public investors before deducting underwriting discounts and commissions and estimated offering expenses:

                                                                         Average
                                   Shares Purchased  Total Consideration  Price
                                  ------------------ -------------------   Per
                                    Number   Percent   Amount    Percent  Share
                                  ---------- ------- ----------- ------- -------
Existing stockholders............ 25,065,226  87.7%  $31,856,000  43.1%  $ 1.27
New public investors.............  3,500,000  12.3    42,000,000  56.9%  $12.00
                                  ---------- ------  ----------- ------
  Total.......................... 28,565,226 100.0%  $73,856,000 100.0%
                                  ========== ======  =========== ======

  The foregoing excludes 7,455,458 shares issuable upon exercise of outstanding options with a weighted average exercise price of $4.46 per share, of which 592,403 shares are immediately exercisable as of October 25, 1998 with a weighted average exercise price of $.77 per share, and 158,806 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.10 per share. To the extent that outstanding options or warrants are exercised, there will be further dilution to new investors. See "Management--Employee Benefit Plans" and Note 3 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the Company's financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein. The statement of operations data for the years ended December 31, 1995, 1996 and 1997, the one month ended January 31, 1998, and the nine months ended October 25, 1998 and the balance sheet data as of December 31, 1996 and 1997, January 31, 1998, and October 25, 1998 have been derived from and should be read in conjunction with the audited financial statements of the Company and the notes thereto included elsewhere in this Prospectus that have been audited by KPMG LLP, independent auditors. The statement of operations data for the period from inception (April 5, 1993) to December 31, 1993 and the year ended December 31, 1994 are derived from audited financial statements and the notes thereto not included in this Prospectus. The balance sheet data as of December 31, 1993, 1994 and 1995 are derived from audited financial statements and the notes thereto not included in this Prospectus. The selected statement of operations data for the one month ended January 26, 1997 and the nine months ended September 28, 1997 are derived from unaudited financial statements included elsewhere in this Prospectus that have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation as of such date. The operating results for the nine months ended October 25, 1998 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year.

                       Period from         Year Ended December 31,             One Month Ended         Nine Months Ended
                        Inception      ----------------------------------  ----------------------- -------------------------
                    (April 5, 1993) to                                     January 26, January 31, September 28, October 25,
                    December 31, 1993   1994     1995     1996     1997       1997        1998         1997         1998
                    ------------------ -------  -------  -------  -------  ----------- ----------- ------------- -----------
                                                   (in thousands, except per share data)
Statement of
 Operations Data:
Revenue:
 Product.........        $   --        $   --   $ 1,103  $ 3,710  $27,280    $  190      $11,420      $ 5,225      $86,755
 Royalty.........            --            --        79      202    1,791       --         1,911          312        5,945
                         -------       -------  -------  -------  -------    ------      -------      -------      -------
  Total revenue..            --            --     1,182    3,912   29,071       190       13,331        5,537       92,700
                         -------       -------  -------  -------  -------    ------      -------      -------      -------
Cost of revenue..            --            --     1,549    3,038   21,244       127       10,071        4,906       67,400
                         -------       -------  -------  -------  -------    ------      -------      -------      -------
Gross profit
 (loss)..........            --            --      (367)     874    7,827        63        3,260          631       25,300
                         -------       -------  -------  -------  -------    ------      -------      -------      -------
Operating
 expenses:
 Research and
 development.....            204           361    2,426    1,218    7,103       415        1,121        3,518       16,656
Sales, general and
  administrative.            302           990    3,677    2,649    4,183       164          640        2,024       12,544
                         -------       -------  -------  -------  -------    ------      -------      -------      -------
  Total operating
  expenses.......            506         1,351    6,103    3,867   11,286       579        1,761        5,542       29,200
                         -------       -------  -------  -------  -------    ------      -------      -------      -------
Operating income
 (loss)..........           (506)       (1,351)  (6,470)  (2,993)  (3,459)     (516)       1,499       (4,911)      (3,900)
Interest and
 other income
 (expense), net..             22           (10)      93      (84)    (130)       (6)         (18)        (102)          60
                         -------       -------  -------  -------  -------    ------      -------      -------      -------
Income (loss)
 before income
 tax expense
 (benefit).......           (484)       (1,361)  (6,377)  (3,077)  (3,589)     (522)       1,481       (5,013)      (3,840)
Income tax
 expense
 (benefit).......            --            --       --       --       --        --           134          --          (308)
                         -------       -------  -------  -------  -------    ------      -------      -------      -------
Net income
 (loss)..........        $  (484)      $(1,361) $(6,377) $(3,077) $(3,589)   $ (522)     $ 1,347      $(5,013)     $(3,532)
                         =======       =======  =======  =======  =======    ======      =======      =======      =======
Basic net income
 (loss) per
 share(1)........        $  (.07)      $  (.19) $  (.56) $  (.27) $  (.28)   $ (.05)     $   .10      $  (.41)     $  (.25)
                         =======       =======  =======  =======  =======    ======      =======      =======      =======
Diluted net
 income (loss)
 per share.......        $  (.07)      $  (.19) $  (.56) $  (.27) $  (.28)   $ (.05)     $   .05      $  (.41)     $  (.25)
                         =======       =======  =======  =======  =======    ======      =======      =======      =======
Shares used in
 basic per share
 computation(1)..          6,784         7,048   11,365   11,383   12,677    11,567       14,141       12,123       14,152
Shares used in
 diluted per
 share
 computation(1)..          6,784         7,048   11,365   11,383   12,677    11,567       26,100       12,123       14,152

                                    December 31,
                         ----------------------------------- January 31, October 25,
                          1993   1994   1995   1996   1997      1998        1998
                         ------ ------ ------ ------ ------- ----------- -----------
                                                 (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $1,605 $4,555 $3,872 $3,133 $ 6,551   $ 7,984     $12,461
Total assets............  1,786  5,450  6,793  5,525  25,039    30,172      76,502
Capital lease
 obligations, less
 current portion........     76    249  1,137    617   1,891     1,756       2,032
Total stockholders'
 equity.................  1,659  4,629  4,013  1,037   6,897     8,610      18,294

--------
(1) See Note 1 of Notes to Financial Statements for an explanation of the determination of the number of shares used in per share computations.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto and the other financial information included elsewhere in this Prospectus. Except for the historical information contained herein, the discussions in this Prospectus contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors," as well as those discussed elsewhere in this Prospectus. The Company's fiscal years ended on December 31 from 1993 to 1997. Effective January 31, 1998, the Company changed its fiscal year-end financial reporting period to a 52- or 53-week year ending on the last Sunday in January. The Company elected not to restate its previous reporting periods ending December 31. As a result, the first and fourth quarters of fiscal 1999 are 12- and 14-week periods, respectively, with the remaining quarters being 13-week periods.

Overview

  NVIDIA designs, develops and markets 3D graphics processors that provide high performance interactive 3D graphics to the mainstream PC market. The Company incurred losses in each year from inception through the first three quarters of 1997. The Company incurred a loss in the quarters ended April 26, 1998 and July 26, 1998 and realized profits in the quarters ended December 31, 1997 and October 25, 1998. As of October 25, 1998, the Company had an accumulated deficit of approximately $17.1 million. Since its inception in April 1993 through the end of 1994, NVIDIA was in the development stage and was primarily engaged in product development and product testing. The Company introduced its first product, the NV1, in May 1995. The NV1 was a multimedia accelerator that provided 3D graphics, video and audio for interactive multimedia, and was targeted primarily to the game console market. The NV1 was developed in the absence of industry standards with the goal of establishing the Company's proprietary NV technology as a 3D graphics standard. By the end of 1996, the PC industry had broadly adopted Microsoft's Direct3D and SGI's OpenGL 3D APIs. As a result, the Company experienced a significant reduction in revenue from sales of the NV1 and stopped selling the NV1 in the first quarter of 1996. The Company also ceased development of the NV2, a product designed for a game console platform, and began developing the RIVA128 graphics processor. The Company began commercial shipment of its RIVA128, RIVA128ZX and RIVA TNT graphics processors in August 1997, March 1998 and July 1998, respectively. These high performance graphics products are designed to be compatible with Microsoft's Direct3D and are targeted at the mainstream PC market.

  All of the Company's revenue in 1995 and 1996 was derived from the sale and license of the NV1, and substantially all of the Company's revenue in 1997 and the nine months ended October 25, 1998 was derived from the sale and license of the RIVA family of graphics processors. The Company expects that substantially all of its revenue for the foreseeable future will be derived from the sale and license of its 3D graphics processors in the mainstream PC market. The Company recognizes product sales revenue upon shipment, net of allowances and recognizes royalty revenue upon shipment of product to the licensee's customers. Since the Company has no other product line, the Company's business, financial condition and results of operations would be materially adversely affected if for any reason its graphics processors do not achieve widespread acceptance in the mainstream PC market. During the spring of 1998, many PC makers experienced reduced demand for their products, resulting in increased inventories. Such market conditions resulted in reduced orders from the Company's customers and negatively affected the Company's financial results for the quarter ended July 26, 1998.

  A majority of the Company's sales have been to a limited number of customers and its sales are highly concentrated. The Company sells its graphics processors to add-in board manufacturers, primarily Creative, Diamond and STB, which incorporate these processors in the boards they sell to PC OEMs, retail outlets and systems integrators. The average selling prices ("ASPs") for the Company's products, as well as its customers' products, vary by distribution channel. Substantially all of the Company's sales are made on the basis of purchase orders rather than long-term agreements. Diamond accounted for 86% and 82% of the Company's total revenue in 1995 and 1996, respectively. Sales to STB and Diamond accounted for 63% and 31%, respectively, of the

Company's total revenue in 1997, and sales to STB, Diamond, and Creative accounted for 40%, 28%, and 12%, respectively, of the Company's total revenue in the nine months ended October 25, 1998. The number of potential customers for the Company's products is limited, and the Company expects that sales to Creative and Diamond will continue to account for a substantial portion of its revenue for the foreseeable future. 3Dfx, a 3D graphics company and a competitor of the Company, recently announced the execution of an acquisition agreement with STB, an add-in board manufacturer and significant customer of the Company. The Company expects that as a result of the pending acquisition, sales to STB will be reduced significantly from prior levels and that STB may no longer continue to be a significant customer of the Company. Accordingly, there can be no assurance that 3Dfx's pending acquisition of STB will not have a material adverse effect on the Company's business, financial condition or results of operations. Currently, all of the Company's product sales and its arrangements with its third-party manufacturers provide for pricing and payment in U.S. dollars, and the Company has not engaged in any foreign currency hedging activities, although it may do so in the future.

  Certain of the Company's customers have experienced financial difficulties in the past and may continue to experience financial difficulties. For example, both Diamond and STB reported significant losses for their most recent fiscal period and declines in revenues from the previous period. Financial instability at Diamond, STB or any of the Company's other customers could result in reduced sales to such customers or greater difficulty in collecting accounts receivable from such customers, either of which could have a material adverse effect on the Company's business, financial condition or results of operations.

  As markets for the Company's 3D graphics processors develop and competition increases, the Company anticipates that product life cycles will remain short and ASPs will continue to decline. In particular, ASPs and gross margins are expected to decline as each product matures. The Company's add-in board manufacturers and major OEM customers typically introduce new system configurations as often as twice per year, typically based on spring and fall design cycles. Accordingly, the Company's existing products must have competitive performance levels in order to be included in new system configurations, or the Company must timely introduce new products with such performance characteristics at costs and in sufficient volumes to maintain overall average selling prices and gross margins. Failure to achieve necessary costs and volume shipments with respect to future products or product enhancements could result in rapidly declining ASPs, reduced margins, reduced demand for products or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations.

  Demand for the Company's products has been and will continue to be significantly affected by actual and anticipated changes in the price and supply of DRAM products or other components used with PC graphics processors. Large supplies of SDRAMs in the spring of 1998 resulted in significant price declines for such components and lowered the total system cost to customers of products that used such SDRAMs, as compared to SGRAMs. Such unfavorable component price competition negatively impacted sales of the Company's RIVA128ZX graphics processor during the quarter ended July 28, 1998, as such product operated only using SGRAMs at that time. There can be no assurance that future fluctuations in prices of components used by customers of 3D graphics processors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors-- Dependence upon Acceptance of the Company's 3D Graphics Solution for the Mainstream PC Market," "--Dependence on New Product Development; Need to Manage Product Transitions" and "--Importance of Design Wins."

  The Company in the past utilized ST and currently utilizes TSMC to produce the Company's semiconductor wafers and utilizes independent contractors to perform assembly, test and packaging. The Company depends on these suppliers to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to the Company on a timely basis. There can be no assurance that these manufacturers will be able to meet the Company's near-term or long-term manufacturing requirements. As the Company's relationships with its manufacturing partners develop, yields or product performance could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. A manufacturing disruption experienced by these manufacturers would impact the production of the Company's products, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, as the complexity of its products and the accompanying manufacturing process increases, there is an increasing risk that the Company will experience problems with the performance of such new products and that there will be yield problems or other delays in the development or introduction of such products. The Company experienced difficulty in achieving volume production at TSMC of its RIVA128ZX graphics processor in the quarter ended July 26, 1998 and, to a lesser degree, the RIVA TNT graphics processor in the quarter ended October 25, 1998. The lower yields resulting from such difficulties resulted in higher expenses and lower revenues and a negative gross margin for the quarter ended July 26, 1998. The Company obtains manufacturing services on a purchase order basis and its manufacturers have no obligation to provide the Company with any specified minimum quantities of product. In addition, the Company's third-party manufacturers fabricate wafers, assemble, test and package products for other companies, including certain competitors of the Company, and could choose to prioritize capacity for other uses or reduce or eliminate deliveries to the Company on short notice. See "Risk Factors--Dependence on Third-Party Manufacturers; Absence of Manufacturing Capacity; Manufacturing Risks" and "--Manufacturing Yields."

  Substantially all of the Company's sales are made on the basis of purchase orders rather than long-term agreements. As a result, the Company may commit resources to the production of products without having received advance purchase commitments from customers. Any inability to sell products to which the Company has devoted significant resources could have a material adverse effect on the business, financial condition or results of operations of the Company. In addition, cancellation or deferral of product orders could result in the Company holding excess inventory, which could have a material adverse effect on the Company's profit margins and restrict its ability to fund its operations. The Company recognizes revenue upon shipment of products to the customer. Refusal by customers to accept shipped products, or delays or difficulties in collecting accounts receivable could result in significant charges against income, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company has in the past entered into contractual agreements with third parties to provide design, development and support services on a best efforts basis. All amounts funded to the Company under these agreements were non-refundable once paid and recorded primarily as a reduction to research and development expenses. The Company developed the NV2 under contract with a third party and recorded a credit to research and development of $2.0 million in 1995 and $3.0 million in 1996. Also, as part of a strategic collaboration agreement with ST, the Company received contract funding in support of research and development and marketing efforts for the RIVA128 and RIVA128ZX graphics processors. Accordingly, the Company recorded $2.0 million in 1996 and approximately $2.3 million in 1997 as a reduction primarily to research and development, and, to a lesser extent to sales, general and administrative expenses. The Company was obligated to provide continued development and support to ST through the end of calendar 1998. As a result, the Company recorded $1.9 million for continued development and support in the nine months ended October 25, 1998 and expects to record $417,000 in the quarter ending January 31, 1999. The Company does not currently have any plans to enter into contractual development arrangements and does not expect contract funding in the future.

Results of Operations

  The Company generated revenue from sales of its first 3D graphics processor product in the third quarter of 1997, when the Company began commercial shipment of the RIVA128 graphics processor. The Company began commercial shipment of its RIVA128ZX graphics processor in March 1998, and began commercial shipment of its RIVA TNT graphics processor in July 1998. Prior to the introduction and sale of the RIVA128 graphics processor, the Company's revenue was derived from the sale of products that were targeted at the game console market. These products were discontinued in 1996 due to their proprietary standards and market changes. Moreover, expenses prior to the third quarter of 1997 related primarily to product development and product testing.

Nine Months Ended September 28, 1997 and October 25, 1998

  Revenue
  Product Revenue. Product revenue increased from $5.2 million in the nine months ended September 30, 1997 to $86.8 million in the nine months ended October 25, 1998, due to sales of the RIVA 128, RIVA128ZX and RIVA TNT graphics processors, which the Company began shipping commercially in August 1997, March 1998 and July 1998, respectively. Although the Company achieved substantial growth in product revenue from the nine months ended September 30, 1997 to the nine months ended October 25, 1998, the Company does not expect to sustain this rate of growth in future periods. In addition, the Company expects that the ASPs of its products will decline over the lives of such products, and there can be no assurance that declines in ASPs of 3D graphics processors will not accelerate as the market develops and competition increases. See "Risk Factors--Erosion of Average Selling Prices."

  Royalty Revenue. ST has a license from the Company to sell the NV1 multimedia accelerator and the RIVA128 and RIVA128ZX graphics processors. Royalty revenue from ST's sales of the RIVA128 graphics processor increased from $312,000 in the nine months ended September 30, 1997 to $5.9 million in the nine months ended October 25, 1998, as a result of increased sales of the RIVA128 graphics processor and a derivative of the RIVA128ZX graphics processor by ST. Royalty revenue from sales of the RIVA128 graphics processor by ST represented approximately 6% of the Company's total revenue in the nine months ended September 30, 1997 and royalty revenue from sales of the RIVA128 graphics processor and a derivative of the RIVA128ZX graphics processor represented 6% of the Company's total revenue in the nine months ended October 25, 1998. The Company expects royalty revenue from ST to decrease as a percentage of total revenue in the quarter ending January 31, 1999 and beyond.

  Gross Profit
  Gross profit consists of total revenue net of allowances for product returns, less cost of revenue. Cost of revenue consists primarily of the costs of semiconductors purchased from the Company's contract manufacturers (including assembly, test and packaging), manufacturing support costs (labor and overhead associated with such purchases), inventory provisions and shipping costs. The Company had a gross profit of $631,000 in the nine months ended September 30, 1997 compared to a gross profit of $25.3 million in the nine months ended October 25, 1998. Excluding royalty revenue, gross margin on product revenue improved from 6% in the nine months ended September 30, 1997 to 22% in the nine months ended October 25, 1998 due to sales of the higher margin RIVA TNT graphics processor and lower costs of the RIVA128 graphics processor in the nine months ended October 25, 1998. Although the Company achieved substantial growth in gross profit and gross margin from the 1997 period to the nine months ended October 25, 1998, the Company does not expect to sustain these rates of growth in future periods.

  Operating Expenses
  Research and development. Research and development expenses consist of salaries and benefits, cost of development tools and software, and consultant costs, net of contract funding and support payments from ST. Research and development expenses before adjustments for contract funding and support payments increased from $5.5 million in the nine months ended September 30, 1997 to $18.6 million in the nine months ended October 25, 1998, primarily due to additional personnel and related costs, such as depreciation charges incurred on capital expenditures and software license and maintenance fees. The Company anticipates that it will continue to devote substantial resources to research and development and that these expenses will exceed $7.0 million, net of support payments from ST, in the quarter ending January 31, 1999.

  The Company developed the NV2 under contract with a third party and recorded a credit to research and development of $2.0 million in 1995 and $3.0 million in 1996. Also, as part of a strategic collaboration agreement with ST, the Company received contract funding in support of research and development and marketing efforts for the RIVA128 and RIVA128ZX graphics processors. Accordingly, the Company recorded $2.0 million in 1996 and approximately $2.3 million in 1997 as a reduction primarily to research and development, and, to a lesser extent to sales, general and administrative expenses. The Company was obligated to provide continued development and support to ST through the end of calendar 1998. As a result, the Company recorded $1.9 million for continued development and support in the nine months ended October 25, 1998 as compared to $1.9 million in the nine months ended September 30, 1997, and expects to record $417,000 in the quarter ending January 31, 1999. The Company does not currently have any plans to enter into contractual development arrangements and does not expect contract funding in the future.

  Sales, General and Administrative. Sales, general and administrative expenses consist primarily of salaries, commissions and bonuses earned by sales, marketing and administrative personnel, promotional and advertising expenses, travel and entertainment expenses and legal expenses, net of contract funding received from ST. Sales, general and administrative expenses increased from $2.0 million in the nine months ended September 30, 1997 to $12.5 million in the nine months ended October 25, 1998, primarily due to increased promotional expenses, additional personnel and commissions and bonuses on sales of the RIVA128 and RIVA TNT graphics processors. The Company expects that sales and marketing expenses will continue to increase in absolute dollars as the Company expands its sales and marketing efforts and increases promotional activities, and that general and administrative expenses will increase in connection with expenses associated with being a public company and expenses related to the SGI, S3 and 3Dfx patent lawsuits, until such lawsuits are resolved.

  Interest and Other Income (Expense), Net
  Interest income primarily consists of interest earned on the Company's cash and cash equivalents. Net interest income for the nine months ended October 25, 1998 was $60,000. An increase in interest income due to higher average cash balances was partially offset by an increase in lease interest expense. Interest expense primarily consists of interest incurred as a result of capital lease obligations. Net interest expense for the nine months ended September 28, 1997 was $102,000.

  Provision for Income Taxes
  The Company recorded no provision for federal or state income taxes through 1997 because the Company experienced net losses from inception through 1997. Through October 25, 1998, the Company had recorded an aggregate benefit of $308,000 for income taxes. The Company expects to record increasing provisions for income taxes in fiscal 1999 and 2000, the amount of which will depend on several factors, including the availability of net operating loss carryforwards and research and development carryforwards. Future equity offerings combined with sales of the Company's equity during the preceding three years may constitute changes in ownership under the Internal Revenue Code of 1986, and could limit the use of the Company's net operating loss carryforwards existing as of the date of the ownership change. Realization of the deferred tax assets also will depend on future taxable income. See Note 5 of Notes to Financial Statements.

Fiscal Years Ended December 31, 1995, 1996 and 1997

  Revenue
  Product Revenue. Product revenue was $1.1 million, $3.7 million and $27.3 million in 1995, 1996 and 1997, respectively. Prior to 1997, product revenue was derived from sales of the Company's NV1 processor. The substantial increase in product revenue from 1996 to 1997 was due to sales of the RIVA128 graphics processor, which the Company introduced in August 1997.

  Royalty Revenue. Royalty revenue was $79,000, $202,000 and $1.8 million in 1995, 1996 and 1997, respectively. Royalty revenue increased in 1997 as a result of the Company's introduction of the RIVA128 graphics processor in August 1997 and subsequent sales of the RIVA128 graphics processor by ST.

  Gross Profit (Loss)
  The gross loss of $367,000 in 1995 was attributable to fixed manufacturing support costs in a period of low product sales. Increased sales and slightly lower fixed manufacturing costs contributed to a gross profit of $874,000 in 1996. The introduction of the RIVA128 graphics processor in August 1997 and subsequent sales contributed to a gross profit of $7.8 million in 1997. Excluding royalty revenue, gross margin on product revenue was (40)%, 18% and 22% in 1995, 1996 and 1997, respectively. The increase in gross margin on product revenue in 1997 was primarily due to sales of the RIVA128 graphics processor.

  Operating Expenses
  Research and Development. Research and development expenses before adjustments for contract funding were $4.4 million, $5.8 million and $9.0 million in 1995, 1996 and 1997, respectively. Research and development expenses increased each year primarily due to additional personnel and related costs.

  Sales, General and Administrative. Sales, general and administrative expenses decreased from $3.7 million in 1995 to $2.6 million in 1996 as the Company curtailed promotional activities associated with the NV1. Sales, general and administrative expenses increased to $4.2 million in 1997 primarily due to incremental promotional expenses, additional personnel and commissions and bonuses on sales of the RIVA128 graphics processor.

  Interest and Other Income (Expense), Net
  Net interest income was $93,000 in 1995, primarily due to interest earned on net proceeds from the sale of preferred stock. Net interest expense was $84,000 and $130,000 in 1996 and 1997, respectively, as a result of additional equipment leased in support of the Company's development activities.

  Provision for Income Taxes
  No provision for federal or state income tax was recorded because the Company experienced net losses from inception through 1997. As of December 31, 1997, the Company had deferred tax assets for federal tax purposes of approximately $6.3 million, primarily consisting of net operating loss carryforwards that can be used to offset taxable income in future years. The deferred tax assets are fully offset by a valuation allowance.

Quarterly Results of Operations

  Selected quarterly financial data included in this table has been derived from the internal quarterly financial reports for the periods shown. Effective January 31, 1998, the Company changed its fiscal year-end financial reporting period to a 52- or 53-week year ending on the last Sunday in January. The Company elected not to restate its previous reporting periods ending December
31. Fiscal quarters for fiscal 1997 ended March 31, June 30, September 30 and December 31; fiscal quarters for fiscal 1999 ended April 26, 1998, July 26, 1998 and October 25, 1998. This quarterly information is unaudited, but has been prepared on the same basis as the audited annual financial statements, and in the opinion of the Company's management includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the Company's audited financial statements and the notes thereto included elsewhere herein. The growth in revenue and improvement in results of operations experienced by the Company in recent quarters are not necessarily indicative of future results. In addition, in light of its significant growth in recent quarters, the Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance.

                                                  Three Months Ended
                          ----------------------------------------------------------------------
                          March  30, June 29,  Sept.  28, Dec. 31,  April 26, July 26,  Oct. 25,
                             1997      1997       1997      1997      1998      1998      1998
                          ---------- --------  ---------- --------  --------- --------  --------
Statement of Operations
 Data:                                   (in thousands, except per share data)
Revenue:
  Product...............   $    65   $     6    $ 5,154   $22,055    $24,642  $ 10,963  $51,150
  Royalty...............       --        --         312     1,479      3,621     1,171    1,153
                           -------   -------    -------   -------    -------  --------  -------
    Total revenue.......        65         6      5,466    23,534     28,263    12,134   52,303
                           -------   -------    -------   -------    -------  --------  -------
Cost of revenue.........       208       150      4,548    16,338     20,873    12,961   33,566
                           -------   -------    -------   -------    -------  --------  -------
Gross profit (loss).....      (143)     (144)       918     7,196      7,390      (827)  18,737
                           -------   -------    -------   -------    -------  --------  -------
Operating expenses:
  Research and
   development..........       616       512      2,390     3,585      4,642     5,724    6,290
  Sales, general and
   administrative.......       385       569      1,070     2,159      3,885     3,962    4,697
                           -------   -------    -------   -------    -------  --------  -------
    Total operating
     expenses...........     1,001     1,081      3,460     5,744      8,527     9,686   10,987
                           -------   -------    -------   -------    -------  --------  -------
Operating income (loss).    (1,144)   (1,225)    (2,542)    1,452     (1,137)  (10,513)   7,750
Interest and other
 income (expense), net..       (32)      (40)       (30)      (28)        27        22       11
                           -------   -------    -------   -------    -------  --------  -------
Income (loss) before tax
 expense................    (1,176)   (1,265)    (2,572)    1,424     (1,110)  (10,491)   7,761
Income tax expense
 (benefit)..............       --        --         --        --         (89)     (839)     620
                           -------   -------    -------   -------    -------  --------  -------
Net income (loss).......   $(1,176)  $(1,265)   $(2,572)  $ 1,424    $(1,021) $ (9,652) $ 7,141
                           =======   =======    =======   =======    =======  ========  =======
Basic net income (loss)
 per share..............   $  (.10)  $  (.11)   $  (.19)  $   .10    $  (.07) $   (.68) $   .50
                           =======   =======    =======   =======    =======  ========  =======
Diluted net income
 (loss) per share.......   $  (.10)  $  (.11)   $  (.19)  $   .06    $  (.07) $   (.68) $   .26
                           =======   =======    =======   =======    =======  ========  =======
Shares used in basic per
 share computation......    11,578    11,662     13,328    14,074     14,141    14,148   14,165
Shares used in diluted
 per share computation..    11,578    11,662     13,328    24,942     14,141    14,148   27,774

Factors Affecting Operating Results

  The Company's quarterly and annual results of operations will be affected by a variety of factors that could materially adversely affect revenue, gross profit and results of operations. Factors that have affected the Company's results of operations in the past, and are likely to affect the Company's results of operations in the future, include, among others, demand and market acceptance of the Company's products; the successful development of next-generation products; unanticipated delays or problems in the introduction or performance of next-generation products; market acceptance of the products of the Company's customers; new product announcements or product introductions by the Company's competitors; the Company's ability to introduce new products in accordance with OEM design requirements and design cycles; changes in the timing of product orders due to unexpected delays in the introduction of products of the Company's customers or due to the life cycles of such customers' products ending earlier than anticipated; fluctuations in the availability of manufacturing capacity or manufacturing yields; competitive pressures resulting in lower than expected ASPs; the volume of orders that are received and that can be fulfilled in a quarter; the rescheduling or cancellation of customer orders; the unanticipated termination of a strategic relationship; seasonal fluctuations associated with the tendency of PC sales to decrease in the second quarter and increase in the second half of each calendar year; and the level of expenditures for research and development of sales, general and administrative functions of the Company.

  The Company in the past utilized ST and currently utilizes TSMC to produce the Company's semiconductor wafers and utilizes independent contractors to perform assembly, test and packaging. The Company depends on these suppliers to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs, to produce products of acceptable quality and at acceptable manufacturing yields, and to deliver those products to the Company on a timely basis. There can be no assurance that these manufacturers will be able to meet the Company's near-term or long-term manufacturing requirements. During 1998, the Company experienced difficulties in achieving volume production at TSMC of the Company's RIVA128ZX and RIVA TNT graphics processors. As the Company's relationships with its manufacturing partners develop, yields or product performance could be adversely affected due to difficulties associated with adapting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. A manufacturing disruption experienced by these manufacturers would impact the production of the Company's products, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company obtains manufacturing services on a purchase order basis and these manufacturers have no obligation to provide the Company with any specified minimum quantities of product. These manufacturers fabricate wafers, assemble, test and package products for other companies, including certain competitors of the Company, and could choose to prioritize capacity for other users or reduce or eliminate deliveries to the Company on short notice. While these issues were resolved, there can be no assurance that the Company will not experience difficulties related to the production of current or future products or that other factors will not delay the introduction or volume sale of new products developed by the Company.

  The Company believes that quarterly and annual results of operations also could be affected in the future by other factors, including changes in the relative volume of sales of the Company's products; seasonality in the PC market; the ability of the Company to reduce the process geometry of its products; supply constraints for the other components incorporated into its customers' products; the loss of a key customer; a reduction in the amount of royalties received from ST; changes in the pricing of DRAMs or other components; legal and other costs related to defending intellectual property litigation; costs associated with protecting the Company's intellectual property; inventory write-downs and foreign exchange rate fluctuations. Any one or more of these factors could result in the Company failing to achieve its expectations as to future revenue or net income. For example, in the quarter ended July 26, 1998, the Company experienced substantial declines in gross margin from the previous quarter due to increased competition from new products introduced by both the Company and its competitors for the 1998 design cycles. Additionally, the Company experienced difficulties with volume production of the RIVA128ZX graphics processor. The lower yields resulting from such difficulties resulted in higher expenses and lower revenues, and combined with declining sales of the RIVA128 graphics processor resulted in a negative gross margin for the quarter ended July 26, 1998. The production issues related to the RIVA128ZX and RIVA TNT graphics processor were resolved in the quarter ended October 25, 1998 and the Company experienced higher sales, lower manufacturing costs and higher gross profits and margins in such quarter as compared to the prior quarter. Gross profit or gross margin could be affected in the future by various factors, including changes in the volume of the Company's products, competitive pressures resulting in lower than expected ASPs, reduction in the amount of royalty revenue received from ST and inventory write-downs.

  Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. The Company will be required to reduce prices in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require the Company to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, the Company's business, financial condition and results of operations could be materially adversely affected. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. As a result of fluctuating operating results or other factors discussed above, in certain future quarters the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Company's Common Stock would be materially adversely affected.

Legal Proceedings

  SGI filed a patent infringement lawsuit against the Company in April 1998, S3 filed a patent infringement lawsuit against the Company in May 1998 and 3Dfx filed a patent infringement lawsuit against the Company in September 1998. In the event of an adverse result in the SGI suit, the S3 suit or the 3Dfx suit, the Company could be required to do one or more of the following: pay substantial damages (including treble damages); preliminarily and/or permanently cease the manufacture, use and sale of any infringing products; expend significant resources to develop non-infringing technology; or obtain a license from SGI, S3 or 3Dfx for any infringing technology. Any suit could result in limitations on the Company's ability to market its products, delays and costs associated with redesigning its products or payments of license fees or other payments to SGI, S3 or 3Dfx, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that with respect to each of the patent claims at issue in such lawsuits, either such claims are invalid or the Company's products do not infringe such claims. This belief is based on the Company's investigation to date and upon an opinion from patent counsel to the Company. The Company has and intends to continue to defend itself vigorously with respect to all three lawsuits. See "Business--Legal Proceedings."

Stock-Based Compensation

  With respect to certain stock options granted to employees, the Company recorded deferred compensation of $4.3 million and $361,000 in 1997 and the one month ended January 31, 1998, respectively. The Company amortized approximately $961,000, $360,000 and $2.2 million of the deferred compensation in 1997, the one month ended January 31, 1998 and the nine months ended October 25, 1998, respectively, and will amortize the remainder over the four-year vesting periods of the options. The Company anticipates that it will amortize approximately $350,000 in the three months ending January 31, 1999 and an additional $650,000 in fiscal 2000. See Note 3 of Notes to Financial Statements.

Year 2000 Compliance

  The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year (the "Year 2000 Issue"). Computer programs that have such date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

  The Company is heavily dependent upon the proper functioning of its own computer or data-dependent systems. This includes, but is not limited to, its information systems in business, finance, operations and service. Any failure or malfunctioning on the part of these or other systems could adversely affect the Company in ways that are not currently known, discernible, quantifiable or otherwise anticipated by the Company.

  The Company's graphics processors and related software do not depend on any date-sensitive functions in order to perform in accordance with their respective designs and their functions will not be negatively affected by the Year 2000 Issue. The Company's products are ultimately used with a number of different hardware and software products and to the extent such third-party products are not Year 2000 compliant, the interoperability of the Company's products may be adversely affected. Given the number of third-party components and the Company's limited resources, the Company does not expect to review such third-party products.

  The Company has conducted and completed an initial audit of its critical internal financial, informational and operational systems and its electronic design tools to identify and evaluate those areas of the Company that may be affected by the Year 2000 Issue. The Company is currently devising a plan to implement and test any necessary modifications to these key areas to ensure that they are Year 2000 compliant. The Company anticipates that this plan will include (i) independent validation of the Company's Year 2000 assessment procedures, (ii) initiation of formal communications with all of its significant suppliers, large customers and tools vendors to determine the extent to which the Company is vulnerable to those third parties' failure to remedy their own Year 2000 Issues and (iii) the development of contingency plans to address situations that may result if the Company is unable to achieve Year 2000 readiness of its critical operations. The Company anticipates that any required remediation programs will be completed by the end of calendar 1999.

  To date, the Company has not incurred incremental material costs associated with its efforts to become Year 2000 compliant, as the majority of the costs have occurred as a result of normal upgrade procedures. Furthermore, the Company believes that future costs associated with its Year 2000 compliance efforts will not be material.

  In addition to the risks associated with the Company's own systems, the Company has relationships with, and is to varying degrees dependent upon, a large number of third parties that provide information, goods and services to the Company and manufacture the Company's graphics processors. The Company's business and results of operations could experience material adverse effects if its key suppliers were to experience Year 2000 Issues that caused them to delay manufacturing or shipment of finished product to the Company. In addition, the Company's results of operations could be materially adversely affected if any of the Company's key customers encounter Year 2000 Issues that cause them to delay or cancel substantial purchase orders or delivery of the Company's product. The Company has begun to initiate formal communications to ascertain the Year 2000 compliance of its key suppliers and determine the extent to which the Company may be vulnerable to those third parties' failure to remedy their own Year 2000 Issues.

  While the Company plans to complete modifications or upgrades of its business-critical systems prior to the Year 2000, there can be no assurance that the Company will be able to develop a plan to address the Year 2000 Issue in a timely manner or to upgrade any or all of its major systems in accordance with such plan. If such modifications or upgrades or modifications by key suppliers or customers are not completed in a timely manner or are not successful, the Company may be unable to conduct its business, which would have a material adverse effect on the operations and financial position of the Company. In addition, there can be no assurance that any such upgrades will effectively address the Year 2000 Issue. Furthermore, there can be no guarantee that the systems of other companies on which the Company relies for the manufacture of its products will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. The Company cannot predict the extent of any such impact.

  There can be no assurance that the Company or any third party will not encounter any unforeseen problems with respect to any of the Company's systems, which unforeseen problems could have a material adverse effect on the operations and financial position of the Company. The Company is currently evaluating possible actions, including accumulating excess inventory of its finished products, to be taken in the event that the assessment of the Year 2000 Issue is not successfully completed on a timely basis, but has not yet established a formal contingency plan.

Liquidity and Capital Resources

  Since inception, the Company has financed its operations primarily through private sales of convertible securities totaling $30.7 million and, to a lesser extent, equipment lease financing and proceeds received from the exercise of employee stock options. As of October 25, 1998, the Company had $12.5 million in cash and cash equivalents and $5.0 million in outstanding bank indebtedness. The Company has historically held its cash balances in cash equivalents such as money market funds or as cash. The Company places its money market funds with high credit quality financial institutions and limits the amount of exposure with any one financial institution.

  The Company has a $5.0 million credit facility. Borrowings under the line of credit carry interest at prime rate plus 1% and are due in March 1999. As of October 25, 1998, the Company had borrowed $5.0 million against the line of credit.

  Net cash used in operating activities was $6.1 million in 1995, $279,000 in 1996 and $1.2 million in 1997. The decrease from 1995 to 1996 was a result of a smaller operating loss and higher deferred contract funding in 1996, and the increase from 1996 to 1997 was a result of substantial increases in accounts receivable in 1997, partially offset by an increase in accounts payable. Net cash provided by operating activities was $5.9 million in the nine months ended October 25, 1998, primarily consisting of changes in working capital. The Company's accounts receivable are highly concentrated. Two customers accounted for substantially all of the accounts receivable in 1997 and four customers accounted for substantially all of the accounts receivable in the nine months ended October 25, 1998. Although the Company has not experienced any bad debt write-offs to date, there can be no assurance that the Company will not be required to write off bad debt in the future, which could have a material adverse effect on the Company's business, financial condition or results of operations.

  To date, the Company's investing activities have consisted primarily of purchases of property and equipment. As of October 25, 1998, in addition to commitments under operating and capital leases, the Company had manufacturing commitments of $48.0 million. See Note 4 of Notes to Financial Statements. The Company's capital expenditures, including capital leases, increased from $1.4 million in 1995 to $5.8 million in 1997, due to additional capital leases and purchases of computer equipment, including workstations and servers to support the Company's increased research and development activities. The Company invested $6.5 million in capital expenditures in the nine months ended October 25, 1998, including capital leases primarily for computer equipment and software, including workstations and servers, in support of the Company's increased research and development activities. The Company expects its capital expenditures to increase as the Company further expands its research and development initiatives and as its employee base grows. The timing and amount of future capital expenditures will depend primarily on the Company's future growth. The Company expects to spend approximately $10.0 million for capital expenditures in fiscal 2000, primarily for capital leases and the purchase of computer and engineering workstations.

  The Company believes that the net proceeds from this offering, together with its existing cash balances, anticipated cash flows from operations and credit line and capital lease financing, will be sufficient to meet the Company's operating and capital requirements for at least the next 12 months, although the Company could be required, or could elect, to raise additional funds during such period. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in defending and enforcing patent claims and other intellectual property rights, available borrowings under line of credit arrangements and other factors. The Company expects that it may need to raise additional equity or debt financing in the future. There can be no assurance that such additional financing will be available at all, or that such financing, if available will be obtainable on terms favorable to the Company and will not be dilutive to the Company's then-current stockholders.

                                   BUSINESS

Overview

  NVIDIA designs, develops and markets 3D graphics processors and related software that provide high performance interactive 3D graphics to the mainstream PC market. The Company's graphics processors incorporate a 128-bit graphics architecture that is designed to deliver a highly immersive, interactive 3D experience with realistic imagery and stunning effects. The RIVA family of graphics processors, including the RIVA TNT, provides superior processing power at competitive prices and is architected to take advantage of mainstream industry standards such as Microsoft's Direct3D. The highly integrated design of the RIVA TNT, RIVA128ZX and RIVA128 graphics processors combines high performance 3D and 2D graphics on a single chip and provides a simpler and lower cost graphics solution relative to competing solutions, including multi-chip or multi-board 2D/3D graphics subsystems.

  NVIDIA designed the RIVA TNT, RIVA128ZX and RIVA128 graphics processors to enable PC OEMs and add-in board manufacturers to build award-winning products by delivering state-of-the-art interactive 3D graphics capability to end users while maintaining affordable prices. The Company believes that by developing 3D graphics solutions that provide superior performance and address the key requirements of the mainstream PC market, it will accelerate the adoption of 3D graphics throughout this market. The benefits and performance of the RIVA family of 3D graphics processors have received significant industry validation and have enabled the Company's customers to win over 180 industry awards. NVIDIA's products currently are designed into products offered by six of the top ten PC OEMs, such as Compaq, Dell, Gateway, IBM, Micron and Packard Bell NEC as well as leading motherboard manufacturers such as Intel and leading add-in board manufacturers such as ASUSTeK, Canopus, Creative, Diamond, ELSA and Leadtek.

Industry Background

  Interactive 3D graphics technology is emerging as one of the most significant new computing developments since the introduction of the graphical user interface. The visually engaging and interactive nature of 3D graphics responds to consumers' demands for a convincing simulation of reality beyond what is possible with traditional 2D graphics. The fundamental interactive capability of 3D graphics is expected to make it a natural and compelling medium for existing and emerging applications for entertainment, Internet, business and education.

  Interactive 3D graphics is required across various computing and entertainment platforms, such as workstations, specialized arcade systems and home gaming consoles. However, the mainstream PC market has only recently begun to transition from traditional 2D graphics to high-quality, interactive 3D graphics. Continuing advancements in semiconductor manufacturing have made available more powerful and affordable microprocessors and 3D graphics processors, both of which are essential to deliver interactive 3D graphics to the mainstream PC market. Additionally, the industry has broadly adopted Microsoft's 3D API, Direct3D, which serves as a common and standard language between software applications and 3D graphics processors. This has spurred the development of numerous compelling 3D titles, which has, in turn, spurred strong consumer demand.

  The Company believes that a PC's interactive 3D graphics capability represents one of the primary means by which users differentiate among various systems. PC users today can easily differentiate the quality of graphics and prefer personal computers that provide a superior visual experience. These factors have dramatically increased demand for 3D graphics processors. Mercury Research estimates that 3D graphics will be standard in every PC unit shipped by 2001. Mercury Research also estimates 4.9 million 3D graphics processors were sold worldwide in 1997 and 138 million will be sold worldwide in 2001.

  The technology required to create interactive and visually engaging 3D graphics is algorithmically complex and computationally intensive. To deliver high-quality interactive 3D graphics, advanced 3D graphics processors require millions of transistors to process billions of arithmetic operations per second. Current 3D graphics processors are over ten times more complex than 2D accelerators and comparable to the complexity of Intel's Pentium microprocessors. Yet despite recent advances, PC 3D graphics available today cannot deliver in real time the quality of graphics seen in the film "Toy Story." Such 3D graphics required over 100 powerful workstations and over 800,000 computer hours to render the film's 114,000 frames, with each frame requiring an average of seven hours to render. For mainstream PCs to provide this level of 3D graphics capability, the performance of 3D graphics processors will need to be improved by several more orders of magnitude. To approach "real world" graphics performance even beyond that seen in "Toy Story," graphics processors would require significant further improvement in performance.

  The demanding requirements of high-performance 3D graphics present significant new challenges for semiconductor graphics companies in the mainstream PC market. Certain suppliers offer 3D graphics solutions that only address specific niches of the market, such as the gaming or CAD/CAM markets. These solutions typically have been relatively expensive, in some cases involving multiple chips on an add-in card, with separate chips for 2D graphics and 3D graphics processing. Furthermore, these niche 3D solutions often require content providers to develop to proprietary APIs other than Microsoft's Direct3D in order to achieve the necessary performance. The higher product costs and API limitations have made it difficult for such targeted 3D graphics solutions to achieve widespread acceptance in the mainstream PC market. On the other end of the spectrum, traditional 2D graphics suppliers have attempted to leverage their installed base by adding 3D graphics functionality to their 2D graphics architectures. However, 3D graphics algorithms and architectures are significantly more complex than those of 2D graphics, and the traditional 2D graphics suppliers face many challenges to develop and provide cost-effective high-performance 3D graphics.

  The Company believes that a substantial market opportunity exists for providers of high-performance 3D graphics products for the mainstream PC market, particularly as high-performance 3D graphics have become an increasingly important requirement and point of differentiation for PC OEMs. Consumer PC users demand a compelling visual experience and compatibility with existing and next-generation 3D graphics applications at an affordable price. Application developers require high-performance, standards-based 3D architectures with broad market penetration. Since graphics is a key point of differentiation, PC OEMs continually seek to incorporate leading-edge cost-effective 3D graphics solutions to build award-winning products. The Company believes that providers of interactive 3D graphics solutions will compete based on their ability to leverage their technology expertise to simultaneously meet the needs of end users, application developers and OEMs.

The NVIDIA Solution

  NVIDIA has developed a family of 3D graphics processors that provides high-performance interactive 3D graphics to the mainstream PC market. The Company's products allow users to enjoy a highly immersive, interactive 3D experience with compelling visual quality, realistic motion and complex object and scene interaction at real-time frame rates. By providing this level of performance at an affordable price to OEMs and end users, the Company believes that it will accelerate the adoption of interactive 3D graphics throughout the mainstream PC market. The Company's products are used by leading PC OEMs, such as Compaq, Dell, Gateway, IBM, Micron and Packard Bell NEC, as well as leading motherboard manufacturers such as Intel and leading add-in board manufacturers, such as ASUSTeK, Canopus, Creative, Diamond, ELSA and Leadtek. The RIVA TNT, RIVA128ZX and RIVA128 graphics processors have received significant industry validation and has enabled the Company's customers to receive over 180 industry awards.

  The key features and benefits of the Company's solution are as follows:

  High Performance, 128-Bit Architecture. The Company's 128-bit product architecture and leading technology enable it to provide products with state-of-the-art interactive 3D graphics performance and superior processing power. The RIVA TNT graphics processor's architecture combined with a proprietary texture and vertex caches and parallel texel engines allow it to process up to six million polygons per second and maintain a fill rate of 190 million texture mapped pixels per second. This performance is driven by the processing power of dual 9.5 GFLOPS (billions of floating point operations per second) floating point polygon setup engine and a 38 BOPS (billions of operations per second) integer pixel processing engine. With a 128-bit graphics architecture, the RIVA family of graphics processors deliver 3D graphics with great detail, smooth shading, high frame rates and overall stunning effects, while maintaining volume pricing for multimedia and entertainment applications.

  The RIVA TNT graphics processor also includes an extensive set of reference drivers that translate between the software API and hardware. The software driver is designed to maximize performance of the graphics processor and to maintain compatibility with each successive generation of the Company's products. The software drivers have the flexibility to be continually enhanced in order to further improve the performance of the processors. The Company believes that the high performance of its graphics processors provides a competitive advantage to the Company's OEM customers, enabling them to differentiate their systems from those of other PC vendors.

  Standards-Based. The RIVA family of graphics processors are architected to take full advantage of industry standards such as Microsoft's Direct3D. The standards-compliant design of the Company's graphics processors provides OEMs maximum flexibility in the design and use of the systems. In particular, the Company believes that its focus on the Microsoft Direct3D API positions it well in the mainstream PC market as this standard proliferates and supports more advanced 3D visuals. Microsoft's Direct3D API has gained broad developer support, with numerous 3D titles currently using this API.

  Integrated Design. The RIVA TNT, RIVA128ZX and RIVA128 graphics processors' highly integrated single-chip design supports high-performance interactive 3D graphics applications while simultaneously optimizing 2D graphics and providing VGA compatibility and DVD playback. By integrating 2D graphics and 3D graphics on one chip, the Company believes that it has standardized the platform for developers and provided a graphics solution that is simpler and lower cost relative to competing solutions, including multi-chip or multi-board 2D/3D graphics subsystems.

Strategy

  The Company's objective is to be the leading supplier of high performance 3D graphics processors for PCs. The Company's strategy to achieve this objective includes the following key elements:

  Build Award-Winning Products for the Mainstream PC Market. The Company's strategy is to achieve market leadership in the high-volume mainstream PC market by providing award-winning performance at competitive prices. By developing 3D graphics solutions that provide superior performance and address the key requirements of the mainstream PC market, NVIDIA believes that it will accelerate the adoption of 3D graphics throughout the mainstream PC market. As part of its strategy to address the broadest segment of the PC market, the Company has closely aligned its product development with Microsoft's Direct3D API, rather than creating and promoting a proprietary API. The Company believes this alignment with Direct3D maximizes third-party software support.

  Target Leading OEMs. The Company's strategy is to enable its leading OEM customers to differentiate their products in a highly competitive marketplace by using NVIDIA's high-performance 3D graphics processors. NVIDIA believes that design wins with these industry leaders provide market validation of its products, increase brand awareness and enhance the Company's ability to penetrate additional leading customer accounts. In addition, the Company believes that close relationships with OEMs will allow the Company to better anticipate and address customer needs with its future generations of products. NVIDIA's products currently are designed into products offered by six of the top ten PC OEMs, such as Compaq, Dell, Gateway, IBM, Micron and Packard Bell NEC--as well as leading motherboard manufacturers such as Intel and leading add-in board manufacturers such as ASUSTeK, Canopus, Creative, Diamond, ELSA and Leadtek.

  Extend Technological Leadership in 3D Graphics. NVIDIA believes that its products provide superior interactive 3D graphics to the mainstream PC market. The Company is focused on leveraging its advanced engineering capabilities to accelerate the quality and performance of 3D graphics in PCs. A fundamental aspect of NVIDIA's strategy is to actively recruit the best 3D graphics engineers in the industry, and NVIDIA believes that it has assembled an exceptionally experienced and talented engineering team. The Company intends to leverage this advantage to achieve new levels of graphics features and performance, enabling customers to achieve award-winning performance in their products.

  Increase Market Share. The Company believes that substantial market share will be important to achieving success in the 3D graphics business. The Company intends to achieve a leading share of the market by devoting substantial resources towards establishing NVIDIA's brand and leading product capabilities as the de facto graphics standard for end users, application developers and OEMs.

NVIDIA Architecture, Products and Products under Development

  3D Processing Technology Background
  3D graphics processors create two-dimensional images, which can be displayed on computer monitors or other output devices, from computer specifications of three-dimensional objects or "models." These two-dimensional images are typically the perspective view of the objects from an eye-point that changes with time, and as such are computationally very intensive. The 3D effect arises from a variety of visual cues, such as perspective, occlusion, surface shading, shadows, focus and motion. Convincing realism arises from precise calculation of these and other effects, and these calculations require dedicated processors, which provide far more power and bandwidth than microprocessors can deliver.

  The 3D graphics process is a series of specialized steps, often referred to as the 3D graphics pipeline. Typically, the microprocessor chooses an eye-point and decides which objects should be displayed. These are commonly communicated to the graphics subsystem via a software interface, such as Microsoft's Direct3D or SGI's OpenGL. The processing itself occurs in several steps, as depicted and described below:


                   Geometry       Polygon
     Model   --   Processing  --   Setup  --   Rasterization  --  Display


    Model. The model typically is expressed as a set of polygons, such as triangles, that form the basic shape of a three-dimensional object and have attributes such as position and color at each vertex.

    Geometry Processing. Geometry processing transforms the original position and orientation of the polygons to their new position on the screen. Based on their position and orientation, some aspects of their surface color and lighting can be computed. The 3D visual cues of perspective and motion are handled during this stage. These calculations require very high floating-point computation power and are performed by the host microprocessor.

    Polygon Setup. Polygon setup calculates the slopes of the polygon sides and various other derivatives that greatly accelerate the rasterization process. Although early graphics devices performed these calculations in the host microprocessor, today's 3D graphics processor perform these calculations, permitting significantly higher performance.

    Rasterization. Rasterization computes the color and other information for every pixel (dot on the screen) that a transformed polygon touches. A number of complex algorithms compute the color uniquely for each pixel, as well as perform the remaining visual cues, such as shading, shadows, focus and occlusion. This is the most computationally intensive step of the graphics pipeline and the processors are required to perform up to 1,000 calculations per pixel, with this number increasing rapidly.

    Display. Display consists of sequentially reading out the color of each pixel at a rate matched to the monitor. Unlike the other stages in the 3D graphics pipeline, which are purely digital, the signals to the monitor are analog, and the frequencies are far higher.

  The complexity of the different steps in the 3D graphics pipeline requires billions of floating-point and integer operations in real time to deliver a realistic and interactive experience. Image quality determines whether 3D computer representation looks realistic, and 3D performance determines whether a 3D system conveys a sense of fluid motion in real time. If the performance is below a certain threshold, a 3D system can in fact reduce the productivity or the enjoyment of the user, even if the image quality is high. The challenge with high-quality 3D is to deliver the processing power required to perform these computations without creating bottlenecks in the 3D graphics pipeline.

  NVIDIA Products

  RIVA TNT Graphics Processor

  The RIVA TNT graphics processor enables PC OEMs and add-in board manufacturers to satisfy end-user performance requirements by providing visual realism and real-time interactivity. The RIVA TNT graphics processor, the Company's second-generation product, is highly integrated and delivers high frame rate 3D graphics, as well as 2D graphics, VGA and video processing in a single processor. The RIVA TNT graphics processor also includes a rich set of reference drivers and tools that translate between software API and hardware. These drivers provide the ability to connect to and process data from external video devices. The software driver is designed to maximize performance of the graphics processor and to maintain compatibility with each successive generation of the Company's products. The software drivers have the flexibility to be continually enhanced in order to further improve the performance of the processors.

  The RIVA TNT graphics processor incorporates 7 million transistors and can perform in excess of 38 BOPS. This processor includes several new features designed to maximize user experience in modern applications, including the following key features:

    Twin Texel Pipeline. Through the use of parallel texel engines, the RIVA TNT graphics processor can process two texels per clock cycle. This results in richer visuals at high frame rate, which provides a heightened user experience. For example, multiple textures can be applied to an object in one cycle, whereas competing processors would require multiple cycles.

    High Pixel Fill Rate. The RIVA TNT graphics processor can fill up to 190 million pixels per second, which is significantly higher than most competing graphics processors. The high pixel fill rate provides a user with rich scenes at smooth frame rates.

    32-Bit (true) Color. The RIVA TNT graphics processor supports 8 bits of precision for the red, green, blue and alpha channels associated with pixel color. By supporting more bits of precision, the RIVA TNT graphics processor provides brilliant colors and more accurate representations of models and scenes.

    24-Bit Z Buffer. Used in calculating relative position along the "Z" axis, a 24-bit Z buffer provides more accurate object placement in scene representation. This eliminates "flashing" often associated with polygons that have the same Z value.

    8-Bit Stencil. Special effects like cutouts, mirrors or water puddles are possible with high frame rates through the use of an 8-bit stencil buffer.

    250MHz Integrated RAMDAC. The 250MHz integrated RAMDAC allows for high resolution and high refresh rate output to computer monitors.

    16MB Frame Buffer Support. A wide variety of memory types can be configured in up to 16MB frame buffer memory. This frame buffer is 128 bits wide and is required for high-speed, high-resolution support of applications with large textures.

  The RIVA TNT graphics processor is produced using a .35 micron technology and began commercial shipment in July 1998 and began shipping in volume in August 1998. It has been adopted by several top OEMs and received PC Magazine's 1998 Editors Choice award for graphics processors.

  The primary functional units of the RIVA TNT graphics processor are the 3D geometry processing unit, the 2D engine, the 3D pixel processor, the texture cache and the Palette-DAC and video processor. The following illustrates the primary components of the RIVA TNT graphics processor:

[Description of illustration: Depiction of RIVA128 3D graphics processor, with the following functional areas labelled: 3D Geometry Processing Unit, Texture Cache, Video Port, 2D Engine, 3D Pixel Processor, Palette-DAC and Video Processor, VGA, Internal Bus, Memory Controller, PCI/AGP Interface.]

                      The RIVA TNT 3D Graphics Processor

    Twin Texel 3D Geometry Processing Units. These engines perform the polygon setup and lighting calculations and prepares data for pixel processing. The 9.5 GFLOPS floating point engines process up to six million polygons per second.

    2D Engine. The 2D rendering engine provides high performance for 2D applications. The 2D engine is necessary for applications such as those used in a business environment where 2D objects are drawn to and moved around on the computer monitor. Examples include Windows-based applications such as Microsoft Word, Powerpoint or Excel. The presence of high-performance 2D graphics is a critical function for 3D graphics processors targeted for the mainstream PC market.

    Twin Texel 3D Pixel Processors. The 32-bit twin texel 3D pixel processors calculate pixel colors and other attributes to be rendered to the computer screen. They include advanced rendering capabilities, such as 32-bit RGB Gouraud shading, alpha blending, perspective correct per pixel fog, perspective correct specular highlights, and support for single-pass multitexturing.

    Texture Cache. The texture cache provides high performance, local texture storage for the pixel processing engine.

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

    Palette-DAC and Video Processor. The Palette-DAC pipeline accelerates full-motion video playback, sustaining 30 frames per second while retaining high-quality color resolution, implementing true bilinear filtering for scaled video, and compensating for filtering losses using edge enhancement algorithms.

  RIVA128ZX Graphics Processor

  The RIVA128ZX graphics processor extends the functionality and performance of the RIVA128 graphics processor and includes two additional design features, AGP 2X and an 8MB (megabyte) frame buffer. The AGP 2X, Intel's newest graphics bus, doubled the available bandwidth between the microprocessor and the graphics engine. With AGP 2X support, the RIVA128ZX graphics processor is designed to process more complex 3D computer representations more efficiently. Doubling the size of the frame buffer to 8MB provides the RIVA128ZX graphics processor with the ability to support higher resolution displays with more colors, resulting in a richer real-time experience.

  The RIVA128ZX graphics processor is produced using a .35 micron manufacturing process and began commercial shipment in March 1998 and shipping in volume in July 1998.

  RIVA128 Graphics Processor

  The RIVA128 graphics processor incorporates 3.5 million transistors and operates on 100 MHz clock speed, enabling it to perform 20 BOPS. The RIVA128 graphics processor breaks through bottlenecks created by the computationally intensive requirements of 3D graphics by providing superior processing power.

  The RIVA128 graphics processor is produced using a .35 micron manufacturing process. The Company began commercial shipment in August 1997.

NVIDIA Products under Development

  The Company has announced its intention to deliver a new generation of 3D graphics processors in calendar 1999 that will be based on a .25 micron manufacturing process.

Sales and Marketing

  NVIDIA's sales strategy is a key part of its objective to become the leading supplier of high-performance 3D graphics processors for PCs. In order to meet customer and end-user requirements and achieve design wins, the Company's sales team works closely with PC OEMs, add-in board manufacturers and industry trend setters to define product features, performance, price and timing of new products. Members of the Company's sales team have a high level of technical expertise and product and industry knowledge to support a competitive and complex design win process. NVIDIA also employs a highly skilled team of application engineers to assist PC OEMs and add-in board manufacturers in designing, testing and qualifying system designs that incorporate NVIDIA products. The Company believes that the depth and quality of this design support are key to improving PC OEMs' and add-in board manufacturers' time-to-market, maintaining a high level of customer satisfaction among PC OEMs and add-in board manufacturers and fostering relationships that encourage its customers to use the next-generation of NVIDIA's products.

  In the 3D graphics market, the sales process involves influencing leading PC OEMs' and add-in board manufacturers' graphics processor purchasing decisions, achieving key design wins and supporting the product design into high volume production. These design wins in turn influence the retail and system integrator channel that is serviced by add-in board manufacturers. The Company's distribution strategy is to work with a relatively small number of leading add-in board manufacturers that have relationships with a broad range of major PC OEMs and/or strong brand name recognition in the retail channel. Currently, the Company sells the RIVA family of graphics processors directly to add-in board manufacturers, such as ASUSTeK, Canopus, Creative, Diamond,

ELSA, Leadtek and STB, which in turn sell boards with the RIVA128 graphics processor to leading OEMs, such as Compaq, Dell, Gateway, IBM, Micron and Packard Bell NEC, to retail outlets, such as BestBuy and CompUSA, and to a large number of system integrators. Sales to STB and Diamond accounted for 63% and 31%, respectively, of the Company's total revenue in 1997, and sales to STB, Diamond and Creative accounted for 40%, 28% and 12%, respectively, of the Company's total revenue in the nine months ended October 25, 1998. 3Dfx, a 3D graphics company and a competitor of the Company, recently announced the execution of an acquisition agreement with STB, an add-in board manufacturer and significant customer of the Company. The Company expects that as a result of the pending acquisition, sales to STB will be reduced significantly from prior levels and that STB may no longer continue to be a significant customer of the Company. Accordingly, there can be no assurance that 3Dfx's pending acquisition of STB will not have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company also has a strategic collaboration agreement with ST (the "ST Agreement"), pursuant to which ST is entitled to manufacture the RIVA128ZX graphics processor and to sell the RIVA128 and RIVA128ZX graphics processors in consideration for a royalty payment to the Company. Under the ST Agreement, ST also has a worldwide license to incorporate the technology underlying the RIVA128 and RIVA128ZX graphics processors (including the source code and architecture) (the "RIVA Technology") in its own products, subject to certain limitations on the modification of such technology, and a right to receive software engineering and quality assurance support from the Company for the RIVA Technology through December 31, 1998. Royalty revenue received from ST pursuant to the ST Agreement represented 6% of the Company's total revenue in each of the nine months ended September 30, 1997 and the nine months ended October 25, 1998. The Company expects royalty revenue from ST to decrease in the quarter ending January 31, 1999 and subsequent quarters.

  The NVIDIA sales effort is accompanied by a variety of product and corporate marketing activities, including technical support and product launches. As part of the product launch effort, the Company demonstrates new products to highlight their capabilities. NVIDIA believes these demonstrations help position its products favorably relative to products of its competitors. The Company also maintains close relationships with key industry analysts and trade press, conducts frequent press tours and participates, with its add-in board manufacturers and OEM customers, in benchmark tests executed by key trade publications. In addition, the Company sponsors and participates in industry tradeshows, marketing communications and market development activities designed to generate awareness of the Company and its products. The Company intends to continue to devote significant resources toward establishing brand recognition, including advertising in key newspapers and trade magazines and participation in graphics newsgroups and web sites. The Company also uses its corporate web site to promote the Company and its products.

  To encourage software title developers and publishers to develop games optimized for platforms utilizing the Company's products, the Company seeks to establish and maintain strong relationships in the software development community. Engineering and marketing personnel interact with and visit key software developers to promote and discuss the Company's products, seeking product requirements and solving technical problems. The Company's developer program makes products available to partners prior to volume availability to encourage the development of software titles that are optimized for the Company's products.

Manufacturing

  The Company has a "fabless" manufacturing strategy whereby the Company employs world class suppliers for all phases of the manufacturing process, including fabrication, assembly and testing. This strategy leverages the expertise of industry-leading, ISO-certified suppliers in such areas as fabrication, assembly, quality control and assurance, reliability and testing, and allows the Company to avoid the significant costs and risks associated with owning and operating such manufacturing operations. These suppliers also are responsible for procurement of raw materials used in the production of the Company's products. As a result, the Company can focus its resources on product design, additional quality assurance, marketing and customer support.

  The fabrication of semiconductors is a complex process. Contaminants, defects in masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. These problems are difficult to diagnose and time-consuming and expensive to remedy. As a result, semiconductor companies frequently encounter difficulties in achieving acceptable product yields. When production of a new product begins, as with the RIVA TNT graphics processor, the Company typically pays for wafers, which may or may not have any functional products. Accordingly, the Company bears the financial risk until production is stabilized. Once production is stabilized, the Company pays for functional die only. Failure to achieve acceptable yields from any current or future third-party manufacturer has in the past and would in the future materially adversely affect the Company's business, financial condition and results of operations. For example, the Company released its RIVA128ZX graphics processor in March 1998 and experienced difficulty with volume production of such product. The lower yields resulting from such difficulties resulted in higher expenses and lower revenues in the quarter ended July 26, 1998, as the Company was not able to timely supply such product to its customers.

  The RIVA TNT and RIVA128ZX graphics processors are manufactured by TSMC and assembled and tested by Amkor. The RIVA TNT graphics processor is also assembled and tested by Siliconware. The Company receives semiconductor products from its subcontractors, performs incoming quality assurance and ships them to its add-in board manufacturer customers, such as ASUSTeK, Canopus, Creative, Diamond, ELSA and Leadtek from its location in Santa Clara. The add-in board manufacturers then produce boards, combine NVIDIA software with their own software and ship the product to the retail and system integrator market as add-in boards or to OEMs, such as Compaq, Dell, Gateway, IBM, Micron and Packard Bell NEC, for inclusion in the OEMs' products.

  In the event of production difficulties, shortages or delays experienced by any one of its suppliers, the Company's business, financial condition or results of operation may be adversely impacted. Furthermore, although quality assurance measures have been taken, there can be no guarantee against defects affecting the quality, performance or reliability of the Company's products. Any such defects could require costly product recalls or cessation of shipments, adversely affecting the Company's business, financial condition and results of operations, and resulting in a decline of revenues, increased costs (associated with return, repair, replacement and shrinkage associated with such defects), and cancellations or rescheduling of customer orders and shipments. See "Risk Factors--Dependence on Third-Party Manufacturers; Absence of Manufacturing Capacity; Manufacturing Risks," "--Dependence on ST Microelectronics," "--Manufacturing Yields," "--Transition to New Manufacturing Process Technologies," "--Dependence on Third-Party Subcontractors for Assembly and Testing" and "--Risks of Product Defects and Incompatibilities; Product Liability."

Research and Development

  The Company believes that the continued introduction of new and enhanced products designed to deliver leading 3D graphics performance will be essential to its future success. NVIDIA's research and development strategy is to focus on concurrently developing multiple generations of devices using independent design teams. The Company's research and development team has enabled NVIDIA to deliver award-winning products to its OEM customers. The RIVA family of graphics processors has enabled its customers to win over 180 awards from recognized industry publications, including PC Magazine, PC Computing, PC World, Computer Gaming World, PC Games and CNET.

  NVIDIA's research and development efforts are performed within specialized groups consisting of software engineering, hardware engineering, VLSI design engineering, process engineering, and architecture and algorithms. These groups act as a pipeline designed to allow the efficient simultaneous development of new products. The software engineering group is responsible for the development of drivers for the various software APIs. The hardware engineering group designs and develops new product hardware. The VLSI design engineering group maps the Company's design ideas to specific silicon structures, and the process engineering group determines how these devices will be fabricated and communicates with the Company's manufacturers. The architecture and algorithms group is responsible for maintaining and further developing what the Company believes is an extensible product architecture, allowing the Company to continually add features to its products without sacrificing compatibility or incurring significant redesign costs.

  A critical component of the Company's product development effort is its partnerships with leaders in the CAD industry. The Company has invested significant resources to develop relationships with industry leaders, including Avant! Corporation, Cadence Design Systems, Inc., IKOS Systems, Inc. and Synopsys, Inc. The Company believes that by forming these relationships, and utilizing next-generation development tools to design, simulate and verify its products, NVIDIA will be able to remain at the forefront of the 3D graphics market and to continue to develop products on a rapid basis that utilize leading-edge technology.

  The Company has substantially increased its engineering and technical resources and has 97 full-time employees engaged in research and development. Expenditures for research and development after adjustments for contract funding were $2.4 million, $1.2 million and $7.1 million in 1995, 1996 and 1997, respectively.

Competition

  The market for 3D graphics processors for mainstream PCs in which the Company competes is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining ASPs. NVIDIA believes that the principal factors of competition in this market are performance, conformity to industry-standard APIs, software support, access to customers and distribution channels, manufacturing capabilities, price of graphics processors and total system costs of add-in boards. The Company expects competition to increase both from existing competitors and new market entrants with products that may be less costly than the Company's 3D graphics processors or may provide better performance or additional features not provided by the Company's products. There can be no assurance that the Company will be able to compete successfully in the emerging mainstream PC graphics market.

  NVIDIA's primary source of competition is from companies that provide or intend to provide 3D graphics solutions for the mainstream PC market. These include (i) new entrants in the 3D graphics processor market with existing presence in the PC market, such as Intel, (ii) suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI and Matrox, (iii) suppliers of 2D graphics chips that are introducing 3D functionality as part of their existing solutions, such as S3 and Trident,
(iv) companies that have traditionally focused on the professional market and provide high end 3D solutions for PCs and workstations, including 3Dlabs, Real3D, SGI, Evans and Intergraph, and (v) companies with strength in the video game market, such as 3Dfx and VideoLogic.

  In March 1998, Intel began shipping the i740, a 3D graphics accelerator that is targeted at the mainstream PC market. Intel has significantly greater resources than the Company, and there can be no assurance that the Company's products will compete effectively against the i740 or any future products introduced by Intel, that the Company will be able to compete effectively against Intel or that Intel will not introduce additional products that are competitive with the Company's products in either performance or price or both. NVIDIA expects Intel to continue to invest heavily in research and development and new manufacturing facilities, to maintain its position as the largest manufacturer of PC microprocessors and one of the largest manufacturers of motherboards, to increasingly dominate the PC platform and to promote its product offerings through advertising campaigns designed to engender brand loyalty among PC users. Intel may in the future develop graphics add-in cards or graphics-enabled motherboards using its i740 3D graphics accelerators or other graphics accelerators, which could directly compete with graphics add-in cards or graphics-enabled motherboards that the Company's customers may develop. In addition, due to the widespread industry acceptance of Intel's microprocessor architecture and interface architecture, including its AGP, Intel exercises significant influence over the PC industry generally, and any significant modifications by Intel to the AGP, the microprocessor or other aspects of the PC microprocessor architecture could result in incompatibility with the Company's technology, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any delay in the public release of information relating to such modifications could have a material adverse effect on the Company's business, financial condition or results of operations.

  In April 1998, SGI and Intel announced a strategic relationship, which includes a broad patent cross-license agreement. The Company believes that this agreement will provide SGI with access to Intel processors for the development of SGI workstations. In addition, the Company believes that under the cross-license agreement Intel will have access to SGI graphics patents, which may allow Intel to compete more effectively with the Company. SGI also may compete directly with the Company as a result of this relationship with Intel. There can be no assurance that the Company will be able to compete successfully against SGI or Intel. SGI filed a patent infringement lawsuit against the Company in April 1998. See "--Legal Proceedings."

  In December 1998, Intel and S3 announced a strategic relationship, which included a 10-year patent and technology cross-license agreement. Pursuant to this agreement it was announced that S3 obtained a license to Intel's "P6" system bus and future bus designs, which license will allow S3 to produce a compatible integrated core and graphics chip. As a result of this relationship, either party may become a more effective competitor of the Company, which could have a material adverse effect on the Company's business, financial condition or results of operations.

  In addition to Intel, the Company competes with suppliers of graphics add-in boards that utilize their internally developed graphics chips, such as ATI and Matrox. NVIDIA also competes with companies that typically have operated in the PC 2D graphics market and that now offer 3D graphics capability as an enhancement to their 2D graphics solutions, such as S3 and Trident. Many of these competitors have introduced 3D graphics functionality on new versions of existing graphics chips. In addition, the Company's competitors include companies that traditionally have focused on the production of high-end 3D graphics systems targeted at the professional market, such as 3Dlabs, Intergraph, Real3D and SGI. While these companies produce high performance 3D graphics systems, they historically have done so at a significantly higher price point than the Company and have focused on the professional and engineering market. Some of these companies are developing lower cost versions of their 3D graphics technology to bring workstation-like 3D graphics to mainstream PCs, and there can be no assurance that the Company will be able to compete successfully against them. NVIDIA also competes with companies that have recently entered or are expected to enter the market with an integrated 3D/2D graphics solution, but which have not traditionally manufactured 2D graphics solutions, such as 3Dfx. In addition to the Company's known competitors, the Company anticipates that there will be new entrants in the graphics processor market, and there can be no assurance that the Company will compete effectively against any such new competitors.

  The market for 3D graphic processors is highly fragmented and undergoing a period of consolidation. Several of the Company's competitors and customers have merged with other industry participants in order to strengthen their competitive position. For example, ATI acquired Chromatic Research Inc., a media processor company, and Micron, one of the Company's OEM customers, acquired Rendition, Inc., a 3D graphics accelerator company, to explore embedded DRAM applications in the graphics arena. In addition, 3Dfx recently announced the execution of an acquisition agreement with STB, an add-in board manufacturer and significant customer of the Company. The Company expects that as a result of the pending acquisition, sales to STB will be reduced significantly from prior levels, and that STB may no longer continue to be a significant customer of the Company. Accordingly, there can be no assurance that 3Dfx's pending acquisition of STB will not have a material adverse effect on the Company's business, financial condition or results of operations. NVIDIA expects that consolidation in the 3D graphics market will continue and there can be no assurance that such consolidation will not involve any more of the Company's add-in board manufacturers, OEM customers, or competitors. The consolidation of the Company's customers with other customers or with competitors of the Company could result in a material decline in the Company's revenue, which could have a material adverse effect on the Company's business, financial condition and results of operations. Consolidation of the Company's competitors would have the effect of strengthening the competitive position of such competitors, which could result in pressure on the pricing of the Company's products. Longer than expected decreases in the average selling price of the Company's products could have a material adverse effect on the Company's business, financial condition or results of operations.

  Several of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, broader product lines for the PC market, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. Regardless of the relative qualities of the Company's products, the market power, product breadth and customer relationships of its larger competitors, particularly Intel, can be expected to provide such competitors with substantial competitive advantages. The Company does not seek to compete on the basis of price alone, but may be forced to lower prices to compete effectively. There can be no assurance that the Company will be able to compete successfully in the emerging mainstream PC 3D graphics market.

Patents and Proprietary Rights

  The Company relies primarily on a combination of patent, mask-work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. The Company has 22 issued patents and 18 patent applications pending in the United States. Such issued patents have expiration dates from May 2015 to November 2016. The issued patents and pending patent applications relate to technology developed by the Company in connection with the development of its 3D graphics processors, including the RIVA128, RIVA128ZX and RIVA TNT graphics processors. The Company has no foreign patents or patent applications. The Company seeks to file for patents that have broad application in the semiconductor industry and that would provide a competitive advantage. However, there can be no assurance that the Company's pending patent application or any future applications will be approved, that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can effectively protect its intellectual property. The Company has licensed technology from third parties for incorporation in the Company's graphics processors and it expects to continue to enter into such agreements for future products. Such licenses may result in royalty payments to third parties, the cross-license of technology by the Company or payment of other consideration. If such arrangements are not concluded on commercially reasonable terms, the Company's business, financial condition or results of operations could be materially adversely affected. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company attempts to protect its trade secrets and other proprietary information through confidentiality agreements with manufacturers and other partners, proprietary information agreements with employees and consultants and other security measures. The Company also relies on trademarks and trade secret laws to protect its intellectual property. Despite these efforts, there can be no assurance that others will not gain access to the Company's trade secrets, or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

  The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which has resulted in significant and often protracted and expensive litigation. The 3D graphics market in particular has been characterized recently by the aggressive pursuit of intellectual property positions, and the Company expects its competitors to continue to pursue aggressive intellectual property positions. In April 1998, SGI filed a patent infringement lawsuit against the Company, in May 1998, S3 filed a patent infringement lawsuit against the Company and in September 1998, 3Dfx filed a patent infringement lawsuit against the Company. See "--Legal Proceedings." In addition, the Company from time to time has received notices alleging that the Company has infringed patents or other intellectual property rights owned by third parties. Based upon the Company's evaluation of the circumstances, it may seek to obtain a license. In any given case, there is a risk that a license will not be available on terms that the Company considers reasonable, or that litigation will ensue. The Company currently has three patent infringement lawsuits pending against it, as discussed above. The Company expects that, as the number of hardware and software patents issued continues to increase, and as competition in the markets addressed by the Company intensifies, the volume of intellectual property claims such as these will increase. ST has certain patent licenses that in some cases may allow ST to manufacture the Company's products without infringing third-party patents. As the Company's products are manufactured by TSMC or other manufacturers, such licenses will no longer benefit the Company and therefore the risk of a third-party claim of patent infringement against the Company will increase. In the event infringement claims are made against the Company, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. The Company has agreed to indemnify certain customers for claims of infringement arising out of sale of the Company's product. Litigation by or against the Company or such customers concerning infringement would likely, and the SGI, S3 and 3Dfx litigation will, result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in the SGI, S3, 3Dfx or other litigation, the Company could be required to pay substantial damages, (which could include treble damages) cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses for the infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, or at all, and any such development or license could require expenditures by the Company of substantial time and other resources. Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, there can be no assurance that, in the event that SGI, S3, 3Dfx or any other third party makes a successful claim against the Company or its customers, a cross-licensing arrangement could be reached. If such a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition or results of operations would be materially adversely affected.

  There can be no assurance that infringement claims by third parties or claims for indemnification by other customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such possible assertions or the assertions currently raised in the SGI, S3 and 3Dfx litigation, if proven to be true, will not materially adversely affect the Company's business, financial condition or results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms, any of which may result from the SGI, S3 or 3Dfx litigation, could have a material adverse effect on the Company's business, financial condition and results of operations.

Employees

  As of October 25, 1998, the Company had 184 employees, 97 of whom were engaged in engineering and 87 of whom were engaged in sales, marketing, operations and administrative positions. No employee of the Company is covered by collective bargaining agreements, and the Company believes that its relationship with its employees is good.

  The Company's ability to operate successfully will depend in significant part upon the continued service of certain key technical and managerial personnel, and its continuing ability to attract and retain additional highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain such personnel or that it can attract or retain other highly qualified technical and managerial personnel in the future, including key sales and marketing personnel. The loss of key personnel or the inability to hire and retain qualified personnel could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors-- Dependence on Key Personnel."

Facilities

  The Company leases approximately 89,000 square feet in one building in Santa Clara, California, pursuant to a lease that expires in December 2002. The Company also leases a design center consisting of approximately 98,000 square feet in one building in Durham, North Carolina, pursuant to a lease that expires in March 2002. The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

Legal Proceedings

  On April 9, 1998, the Company was notified that SGI had filed a patent infringement lawsuit against the Company in the United States District Court for the District of Delaware. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes a United States patent held by SGI. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. On May 11, 1998, the Company was notified that S3 had filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes three United States patents held by S3. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. On September 21, 1998, the Company was notified that 3Dfx had filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California. The suit alleges that the sale and use of the Company's RIVA TNT product infringes a United States patent held by 3Dfx. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. The Company has filed answers to each suit and has filed counterclaims asserting that the patents in each suit are neither infringed nor valid. The Company believes that with respect to each of the patent claims at issue in such lawsuits, either such claims are invalid or the Company's products do not infringe such claims. This belief is based on the Company's investigation to date and upon an opinion from the Law Offices of Michael A. Glenn, patent counsel to the Company in these lawsuits. The Company has and intends to continue to defend itself vigorously with respect to all three lawsuits.

  The litigation with SGI, S3 and 3Dfx has resulted, and the Company expects that it will continue to result, in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in either suit, the Company could be required to do one or more of the following: pay substantial damages (including treble damages); preliminarily or permanently cease the manufacture, use and sale of any infringing products; expend significant resources to develop non-infringing technology; or obtain a license from SGI, S3 or 3Dfx for any infringing technology. Any of these suits could result in limitations on the Company's ability to market its products, delays and costs associated with redesigning its products or payments of license fees or other payments to SGI, S3 or 3Dfx, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

                                  MANAGEMENT

Executive Officers, Key Employees and Directors

  Certain information regarding the Company's executive officers, key employees and directors as of December 31, 1998 is set forth below.

Name                         Age Position
----                         --- --------
Jen-Hsun Huang..............  35 President, Chief Executive Officer and Director
Mark K. Allen...............  43 Vice President, Operations
Jeffrey D. Fisher...........  40 Vice President, Sales
Christine B. Hoberg.........  43 Chief Financial Officer
David B. Kirk...............  38 Chief Scientist
Chris A. Malachowsky........  39 Vice President, Engineering
Lewis R. Paceley............  42 Vice President, Corporate Marketing
Curtis R. Priem.............  39 Chief Technical Officer
Daniel F. Vivoli............  38 Vice President, Product Marketing
Tench Coxe (1)..............  40 Director
James C. Gaither............  61 Director
Harvey C. Jones, Jr.(1).....  45 Director
William J. Miller...........  53 Director
A. Brooke Seawell(2)........  50 Director
Mark A. Stevens(2)..........  38 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Jen-Hsun Huang co-founded the Company in April 1993 and has served as President, Chief Executive Officer and a member of the Board of Directors of the Company since its inception. From 1985 to 1993, Mr. Huang was employed at LSI Logic Corporation, a computer chip manufacturer, where he held a variety of positions, most recently as Director of Coreware business unit responsible for LSI's "system-on-a-chip" strategy. From 1983 to 1985, Mr. Huang was a microprocessor designer for Advanced Micro Devices, a semiconductor company. Mr. Huang holds a B.S.E.E. degree from Oregon State University and an M.S.E.E. degree from Stanford University.

  Mark K. Allen has been Vice President, Operations for the Company since October 1998. From February 1995 to September 1998, Mr. Allen was Senior Vice President of Operations for C-Cube Microsystems, a digital video technology company. From March 1987 to February 1993, Mr. Allen was Vice President of Worldwide Manufacturing Operations for Cypress Semiconductor Corp., a manufacturer and supplier of integrated circuits. Mr. Allen holds a B.S.E.E. degree from Purdue University.

  Jeffrey D. Fisher has been Vice President, Sales for the Company since July 1994. From September 1988 to July 1994, Mr. Fisher held various positions at Weitek Corporation, a semiconductor technology company, where his last position was as Director of World Wide Sales. Mr. Fisher holds a B.S.E.E. degree from Purdue University and an M.B.A. degree from Santa Clara University.

  Christine B. Hoberg has been Chief Financial Officer of the Company since December 1998. From June 1992 to December 1998, Ms. Hoberg held various positions at Quantum Corporation, a mass storage company, where her last position was as Vice President, Corporate Controller. Ms. Hoberg holds a B.A. in German Studies from Stanford University and is a certified public accountant.

  David B. Kirk has been Chief Scientist for the Company since January 1997. From June 1996 to January 1997, Dr. Kirk was a software and technical management consultant. From 1993 to 1996, Dr. Kirk was Chief Scientist, Head of Technology for Crystal Dynamics, a video game manufacturing company. From 1989 to 1991,

Dr. Kirk was an engineer for Apollo Systems Division of Hewlett-Packard Company. Dr. Kirk has authored seven patents relating to graphics design and has authored more than 50 articles on graphics technology. Dr. Kirk holds B.S. and M.S. degrees in Mechanical Engineering from the Massachusetts Institute of Technology and M.S. and Ph.D. degrees in Computer Science from the California Institute of Technology.

  Chris A. Malachowsky co-founded the Company in April 1993 and has been Vice President, Engineering for the Company since that time. From 1987 until April 1993, Mr. Malachowsky was a Senior Staff Engineer for Sun Microsystems, Inc., a supplier of enterprise network computing products. From 1980 to 1986, Mr. Malachowsky was a manufacturing design engineer at Hewlett-Packard Company. Mr. Malachowsky was a co-inventor of Sun Microsystems' GX graphics architecture and has authored 39 patents, most of which relate to graphics. Mr. Malachowsky holds a B.S.E.E. degree from the University of Florida and an M.S.C.S. degree from Santa Clara University.

  Lewis R. Paceley has been Vice President, Corporate Marketing for the Company since December 1997. From January 1996 until September 1997, Mr. Paceley was Vice President, Marketing for Cyrix Corporation, a computer processor manufacturer. From 1982 until December 1995, Mr. Paceley held various positions at Intel, where his last position was as Marketing Director, Pentium Pro. Mr. Paceley holds a B.E. degree from Vanderbilt University and an M.S.E. degree from the University of Michigan.

  Curtis R. Priem co-founded the Company in April 1993 and has been Chief Technical Officer for the Company since that time. From 1986 to January 1993, Mr. Priem was Senior Staff Engineer at Sun Microsystems where he architected the GX graphics products, including the world's first single chip GUI accelerator. From 1984 to 1986, Mr. Priem was a hardware engineer at GenRad, Inc., a supplier of diagnostic equipment for electronic products. From 1982 to 1984, Mr. Priem was a staff engineer for Vermont Microsystems, Inc., a personal computer company, where he architected IBM's Professional Graphics Adapter, the PC industry's first graphics processor. Mr. Priem has authored 70 patents, all of which relate to graphics and I/O. Mr. Priem holds a B.S.E.E. degree from Rensselaer Polytechnic Institute.

  Daniel F. Vivoli has been Vice President, Product Marketing for the Company since December 1997. From October 1988 to December 1997, Mr. Vivoli held various positions at Silicon Graphics, Inc., a computing technology company, including Product Marketing Director, Director of Marketing--Advanced Graphics Division and --Interactive Systems Division, and finally Vice President of Marketing. From 1983 to 1988, Mr. Vivoli held various marketing positions at Hewlett-Packard Company. Mr. Vivoli holds a B.S.E.E. degree from the University of Illinois at Champaign-Urbana.

  Tench Coxe has served as a director of the Company since June 1993. Mr. Coxe is a managing director of Sutter Hill Ventures, a venture capital investment firm. Prior to joining Sutter Hill Ventures in 1987, Mr. Coxe was Director of Marketing and MIS at Digital Communication Associates. Mr. Coxe holds a B.A. degree in Economics from Dartmouth College and an M.B.A. degree from the Harvard Business School. Mr. Coxe also serves on the Board of Directors of Edify Corporation, a software company, Clarus Corporation, a software company, and several privately held companies.

  James C. Gaither has served as a director of the Company since December 1998. Mr. Gaither has been a partner of the law firm of Cooley Godward LLP since 1971. Prior to beginning his law practice with the firm in 1969, Mr. Gaither served as a law clerk to The Honorable Earl Warren, Chief Justice of the United States, Special Assistant to the Assistant Attorney General in the United States Department of Justice and Staff Assistant to the President of the United States, Lyndon Johnson. Mr. Gaither is a former president of the Board of Trustees at Stanford University and is a member of the Board of Trustees of the Carnegie Endowment for International Peace, RAND, The William and Flora Hewlett Foundation, and the James Irvine Foundation. Mr. Gaither currently serves on the Board of Directors of Amylin Pharmaceuticals, Inc., a biotechnology company, Basic American, Inc., a food processing company, Levi Strauss & Company, a manufacturer and marketer of brand-name apparel, and Siebel Systems, Inc., an information software systems company. Mr. Gaither received a B.A. in Economics from Princeton University and a J.D. from Stanford University.

  Harvey C. Jones, Jr. has served as a director of the Company since November 1993. Since December 1987, Mr. Jones has held various positions at Synopsys, Inc., a developer of electronic design automation products, where he served as President through December 1992, as Chief Executive Officer until January 1994 and as Chairman of the Board until February 1998. Prior to joining Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, an electronic design automation company that Mr. Jones co-founded in 1981. Mr. Jones currently serves on the Board of Directors of Synopsys and Remedy Corporation, a client/server applications software company. Mr. Jones holds a B.S. degree in Mathematics and Computer Sciences from Georgetown University and an M.S. degree in Management from the Massachusetts Institute of Technology.

  William J. Miller has served as a director of the Company since November 1994. Mr. Miller has been Chief Executive Officer and Chairman of the Board of Avid Technology, Inc., a provider of digital tools for multimedia, since April 1996 and has served as President of Avid Technology since September 1996. From March 1992 to October 1995, Mr. Miller served as Chief Executive Officer of Quantum Corporation, a mass storage company. He was a member of the Board of Directors, and Chairman thereof, from, respectively, May 1992 and September 1993 to August 1995. From 1981 to March 1992, he served in various positions at Control Data Corporation, a supplier of computer hardware, software and services, most recently as Executive Vice President and President, Information Services. Mr. Miller holds a B.A. and a J.D. degree from the University of Minnesota. Mr. Miller serves on the Board of Directors of Waters Corporation, a scientific instrument manufacturing company.

  A. Brooke Seawell has served as a director of the Company since December 1997. From January 1997 to August 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an Internet applications server company. From March 1991 to January 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys. Mr. Seawell holds a B.A. degree in Economics and an M.B.A. degree in Finance and Accounting from Stanford University. Mr. Seawell serves on the Board of Directors of several privately held companies.

  Mark A. Stevens has served as a director of the Company since June 1993. Mr. Stevens has been a general partner of Sequoia Capital, a venture capital investment firm, since March 1993. Prior to that time, beginning in July 1989, he was an associate at Sequoia Capital. Prior to joining Sequoia, he held technical sales and marketing positions at Intel. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in Economics and an M.S. degree in Computer Engineering from the University of Southern California and an M.B.A. degree from Harvard Business School. Mr. Stevens currently serves on the Board of Directors of Aspect Development, Inc., a client/server applications software company, Terayon Communication Systems, Inc., a cable modem company, and several privately held companies.

  The Company's Board of Directors (the "Board") is currently composed of six directors. Directors are elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Company's Certificate of Incorporation, which will become effective upon the completion of this offering, provide that the Board will be divided into three classes, Class I, Class II and Class III with each class serving staggered three-year terms. The Class I directors, initially Messrs. Jones and Miller, will stand for reelection or election at the 1999 annual meeting of stockholders. The Class II directors, initially Messrs. Cox and Stevens, will stand for reelection or election at the 2000 annual meeting of stockholders. The Class III directors, initially Messrs. Gaither, Huang and Seawell, will stand for reelection or election at the 2001 annual meeting of stockholders.

Board Committees

  The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, which currently consists of Messrs. Seawell and Stevens, reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee, which currently consists of Messrs. Coxe and Jones, reviews and recommends to the Board the compensation and benefits of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1998 Equity Incentive Plan, 1998 Employee Stock Purchase Plan and 1998 Non-Employee Directors' Stock Option Plan. See "--Employee Benefit Plans."

Director Compensation

  Directors currently do not receive any cash compensation for their services as members of the Board of Directors, although they are reimbursed for certain expenses in connection with attendance at Board and Committee meetings. In July 1996, each of Messrs. Coxe and Stevens were granted an option to purchase 50,000 shares of the Company's Common Stock at an exercise price of $.36 per share. In July 1996 and December 1998, Mr. Gaither was granted options to purchase 50,000 and 50,000 shares of the Company's Common Stock at exercise prices of $.36 and $7.00 per share, respectively. In November 1993 and August 1996, Mr. Jones was granted options to purchase 75,000 and 70,000 shares of the Company's Common Stock at exercise prices of $.05 and $.36 per share, respectively. In November 1994 and September 1996, Mr. Miller was granted options to purchase 75,000 and 50,000 shares of the Company's Common Stock at exercise prices of $.05 and $.36 per share, respectively. In December 1997 and December 1998, Mr. Seawell was granted options to purchase 50,000 and 46,662 shares of the Company's Common Stock at exercise prices of $3.15 and $7.00 per share, respectively. Non-employee directors also are eligible to participate in the Company's 1998 Non-Employee Directors' Stock Option Plan (the "Director's Plan").

  On March 30, 1998, each of Messrs. Coxe, Jones, Miller and Stevens was automatically granted an option to purchase 20,000 shares of the Company's Common Stock; Mr. Seawell was automatically granted an option to purchase 5,000 shares of the Company's Common Stock; each of Messrs. Coxe and Jones was automatically granted an option to purchase 2,500 shares of the Company's Common Stock; and each of Messrs. Miller, Seawell and Stevens was automatically granted an option to purchase 1,250 shares of the Company's Common Stock. Each of the foregoing options was granted under the Directors' Plan at fair market value on the date of grant. See "--Employee Benefit Plans--1998 Non-Employee Directors' Stock Option Plan."

Compensation Committee Interlocks and Insider Participation

  Prior to October 1997, the Company did not have a Compensation Committee of the Board of Directors, and the entire Board participated in all compensation decisions, except that Mr. Huang did not participate in decisions relating to his compensation. In October 1997, the Board formed the Company's Compensation Committee to review and recommend to the Board the compensation and benefits for the Company's executive officers and administer the Company's stock purchase and stock option plans. Certain of the Company's directors, or their affiliated entities, have purchased securities of the Company. See "Certain Transactions" and "Principal Stockholders."

Executive Compensation

  The following table sets forth the compensation awarded or paid by the Company during the fiscal year ended December 31, 1997 to (i) the Company's Chief Executive Officer and (ii) the four other most highly compensated officers receiving compensation in excess of $100,000 in fiscal 1997 hereinafter (the "Named Executive Officers"):

                        Summary Compensation Table(/1/)

                                                                    Long-Term
                                                       Annual      Compensation
                                                   Compensation(2)    Awards
                                                   --------------- ------------
                                                                    Securities
                                                                    Underlying
           Name and Principal Position               Salary ($)    Options (#)
           ---------------------------             --------------- ------------
Jen-Hsun Huang....................................    $149,134             0
 President and Chief Executive Officer
Jeffrey D. Fisher.................................     202,122        75,000
 Vice President, Sales
Richard J. Whitacre...............................     138,750       175,000
 Vice President, Operations and Corporate
  Engineering
Chris A. Malachowsky..............................     135,721             0
 Vice President, Engineering
Curtis R. Priem...................................     133,125             0
 Chief Technical Officer

--------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits received by the Named Executive Officers, which do not exceed the lesser of $50,000 or 10% of any such officers salary and bonus disclosed in this table.
(2) During the fiscal year ending January 31, 1999, the annual salaries of the Named Executive Officers will be: Mr. Huang--$250,000; Mr. Fisher-- $100,000 (excluding commissions); Mr. Malachowsky--$180,000; and Mr. Priem--$180,000. Mr. Whitacre resigned from the Company on October 1, 1998.

Option Grants in Last Fiscal Year

  The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1997 to each of the Named Executive Officers:

                                          Individual Grants
                         ---------------------------------------------------
                                                                                   Potential
                                                                                  Realizable
                                                                                   Value at
                                                                                    Assumed
                                                                                 Annual Rates
                                                                                of Stock Price
                         Number of                                             Appreciation for
                         Securities Percentage of                                 Option Term
                         Underlying Total Options                                   ($)(4)
                          Options     Granted in   Exercise Price Expiration ---------------------
          Name           Granted(1) Fiscal 1997(2)  ($/Share)(3)     Date        5%        10%
          ----           ---------- -------------- -------------- ---------- ---------- ----------
Jen-Hsun Huang..........        0         --%           $ --           --    $       -- $       --
Jeffrey D. Fisher.......   50,000        1.0             .36       3/23/07      960,000  1,536,000
                           25,000         .5             .36       5/12/07      480,000    768,000
Richard J. Whitacre.....  175,000        3.5             .36       3/23/07    3,360,000  5,376,000
Chris A. Malachowsky....        0         --              --            --           --         --
Curtis R. Priem.........        0         --              --            --           --         --

--------
(1) Options generally vest at a rate of 25% on the first anniversary of the vesting commencement date and 6.25% each quarter thereafter and have a term of 10 years. Options are immediately exercisable; however, the shares purchasable under such options are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares.
(2) Based on an aggregate of 4,841,232 shares subject to options granted to persons who were employees of the Company in the fiscal year ended December 31, 1997, including the Named Executive Officers.
(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.
(4) The potential realizable value is calculated based on the term of the option at the time of grant (10 years) and the initial public offering price of $12.00 per share. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent the Company's prediction of its stock price performance. The potential realizable value is calculated based on the deemed value at the date of grant and assumes that the deemed value appreciates from the date of grant at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Aggregated Option Exercises in Last Fiscal Year and 1997 Year-End Option
Values

  The following table sets forth for each of the Named Executive Officers the number and value of securities underlying unexercised options held by the Named Executive Officers at December 31, 1997:

                           Shares                 Number of Securities Underlying   Value of Unexercised
                         Acquired on              Unexercised Options at December  In-the-Money Options at
                          Exercise      Value              31, 1997 (#)           December 31, 1997 ($)(2)
Name                         (#)     Realized ($)  Exercisable/Unexercisable(1)   Exercisable/Unexercisable
----                     ----------- ------------ ------------------------------- -------------------------
Jen-Hsun Huang..........        0       $ --                       --                    $      --
Jeffrey D. Fisher.......        0         0                  135,000/0                    376,650/0
Richard J. Whitacre.....   30,000         0                  205,000/0                    571,950/0
Chris A. Malachowsky....        0         --                       --                           --
Curtis R. Priem.........        0         --                       --                           --

--------
(1) Options are immediately exercisable; however, the shares purchasable under such options are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares.
(2) Based on the difference between the fair market value of the Common Stock at December 31, 1997 as determined by the Board of Directors and the exercise price.

Employee Benefit Plans

  1998 Equity Incentive Plan
  The Company's 1998 Equity Incentive Plan (the "Incentive Plan") was adopted in February 1998 and amended in March 1998 and replaces the Company's Equity Incentive Plan adopted in May 1993 (as amended in March 1995, January 1996 and December 1997). An aggregate of 15,000,000 shares of Common Stock currently are authorized for issuance under the Incentive Plan. However, each year on the last day of each fiscal year, starting with the year ending January 31, 1999, the aggregate number of shares of Common Stock that are available for issuance will automatically be increased by a number of shares equal to five percent (5%) of the Company's outstanding Common Stock on such date, including on an as-if-converted basis Preferred Stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method.

  The Incentive Plan provides for the grant of incentive stock options, as defined under the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees (including officers and employee directors), directors and consultants of the Company and its affiliates. The Incentive Plan is administered by the Compensation Committee, which determines the recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

  The terms of options granted under the Incentive Plan may not exceed ten years. The Compensation Committee determines the exercise price of options granted under the Incentive Plan. However, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant, and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant. Options granted under the Incentive Plan vest at the rate specified in the option agreement. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with the Company or any affiliate ceases for any reason may exercise vested options for the term provided in the option agreement.

  No incentive stock option (and prior to the Company's stock being publicly traded, no nonstatutory stock option) may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Incentive Plan and all other stock plans of the Company and its affiliates) may not exceed $100,000.

  When the Company becomes subject to Section 162(m) of the Code (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000), no person may be granted options under the Incentive Plan covering more than 1,000,000 shares of Common Stock in any calendar year.

  Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the Incentive Plan. The Compensation Committee has the authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Code
Section 162(m) limitation set forth above.

  Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Compensation Committee. Stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.

  If there is any sale of substantially all of the Company's assets, any merger or any consolidation in which the Company is not the surviving corporation, all outstanding awards under the Incentive Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the time during which awards held by persons still serving the Company or an affiliate may be exercised will be accelerated and the awards terminated if not exercised prior to the sale of assets, merger or consolidation.

  As of December 31, 1998, 4,732,110 shares of Common Stock had been issued upon the exercise of options granted under the Incentive Plan, options to purchase 8,498,370 shares of Common Stock were outstanding and 1,354,170 shares remained available for future grant. The Incentive Plan will terminate in February 2008 unless terminated by the Board before then. As of December 31, 1998, stock awards or restricted stock covering 653,682 shares of the Company's Common Stock had been granted under the Incentive Plan. Of such shares, 238,332 shares have been repurchased by the Company and returned to the Incentive Plan.

  1998 Non-Employee Directors' Stock Option Plan
  The Directors' Plan was adopted in February 1998 and amended in March 1998 and provides for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company who are not employees of or consultants to the Company or an affiliate of the Company (a "Non-Employee Director"). The Compensation Committee administers the Directors' Plan. The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 300,000 shares.

  Pursuant to the terms of the Directors' Plan, after the effective date of the initial public offering of the Company's Common Stock, each person who is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the date of his or her initial election or appointment to be a Non-Employee Director by the Board or stockholders of the Company, be granted an option to purchase 50,000 shares of Common Stock (an "Initial Grant").

  On March 30, 1998 and on the day following each Annual Meeting of Stockholders of the Company ("Annual Meeting") commencing with the Annual Meeting in 1999, each person who is then a Non-Employee Director automatically shall be granted one or more options to purchase shares of Common Stock as follows: (i) Each Non-Employee Director shall be granted an option to purchase 20,000 shares of Common Stock of the Company (an "Annual Grant"); provided, however, that if the person has not been serving as a Non-Employee Director for the entire period since the prior Annual Meeting (or since March 30, 1997 for the grant on March 30, 1998), then the number of shares granted shall be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a Non-Employee Director; and (ii) each Non-Employee Director who is a member of a committee of the Board shall be granted an option to purchase 5,000 shares of Common Stock of the Company for each such committee (a "Committee Grant"); provided, however, that if the person has not been serving on such committee since the prior Annual Meeting (or since March 30, 1997 for the grant on March 30, 1998), then the number of shares granted shall be reduced pro rata for each full quarter prior to the date of grant during which such person did not serve as a Non-Employee Director.

  Initial Grants will vest monthly over the four-year period following the date of grant such that the entire Initial Grant shall become exercisable on the fourth anniversary of the date of grant. With respect to Annual Grants and Committee Grants, if the optionee has attended at least 75% of the regularly scheduled meetings of the Board or the committee, as applicable, held between the date of grant of the option and the one-year anniversary of the date of grant of the option, then such option shall vest and become exercisable in full on the one-year anniversary of the date of grant. If the optionee's service as a director or committee member, as the case may be, terminates between the date of grant of the option and the one-year anniversary of the date of grant of the option due to the disability or death of the optionee, then the option shall immediately vest and become exercisable on a monthly pro rata basis. If the director fails to attend at least 75% of the regularly scheduled meetings of the Board or the committee, as applicable, then such optionee's option shall vest annually over the four-year period following the date of grant at the rate of 10% per year for the first three years and 70% for the fourth year, such that the entire option shall become exercisable on the four-year anniversary of the date of grant of the option.

  The exercise price of the options granted under the Directors' Plan will be equal to the fair market value of the Common Stock on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the Directors' Plan generally are non-transferable except to family members, a family trust, a family partnership or a family limited liability company. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with the Company or any affiliate (whether as a Non-Employee Director of the Company or subsequently as an employee, director or consultant of either the Company or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (12 months generally, 18 months in the event of death).

  If there is any sale of substantially all of the Company's assets, any merger or any consolidation in which the Company is not the surviving corporation or other change in control of the Company, all outstanding awards under the Directors' Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the awards shall terminate if not exercised prior to such sale of assets, merger or consolidation.

  As of December 31, 1998, options to purchase 93,750 shares of Common Stock were outstanding and 206,250 shares remained available for future grant under the Directors' Plan. Unless terminated sooner, the Directors' Plan will terminate in February 2008.

  Employee Stock Purchase Plan
  In February 1998, the Board approved the Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 500,000 shares of Common Stock. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, the offering period for any offering will be no longer than 27 months. Under the plan offering adopted pursuant to the Purchase Plan, each offering period has been set at six months.

  Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board. Employees who participate in an offering generally can have up to 10% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board, to the purchase of shares of Common Stock. The Board may increase this percentage in its discretion, up to 15%. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

  In the event of certain changes of control, the Board has discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's direction or when all of the shares reserved for issuance under the Purchase Plan have been issued.

  401(k) Plan
  The Company maintains the NVIDIA Corporation 401(k) Retirement Plan (the "401(k) Plan") for eligible employees ("Participants"). A Participant may contribute up to 20% of his or her total annual compensation to the 401(k) Plan, up to a statutorily prescribed annual limit. The annual limit for calendar 1999 is $10,000. Each Participant is fully vested in his or her deferred salary contributions. Participant contributions are held and invested by the 401(k) Plan's trustee. The Company may make discretionary contributions as a percentage of

Participant contributions, subject to established limits. To date, the Company has made no contributions to the 401(k) Plan on behalf of the Participants. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

                             CERTAIN TRANSACTIONS

  In August 1997, Harvey C. Jones, Jr., a director of the Company, purchased 24,334 shares of the Company's Series D Preferred Stock for an aggregate purchase price of $127,997. The Company sold these securities pursuant to a preferred stock purchase agreement and an investors' rights agreement on substantially the same terms as the other investors of Series D Preferred Stock, including registration rights, information rights and a right of first refusal, among other provisions standard in venture capital financings.

  Pursuant to an agreement between the Company and certain stockholders of the Company, in August 1997, the Company granted certain rights with respect to the registration of shares held by Messrs. Coxe, Jones and Miller, each of whom is a director of the Company, and shares held by and Sequoia Capital VI and its related entities and Sutter Hill Ventures and its related entities, both of which are holders of more than 5% of the Company's Common Stock. Mr. Stevens, a director of the Company, is a general partner of Sequoia Capital, and Mr. Coxe is a general partner of Sutter Hill Ventures. See "Description of Capital Stock--Registration Rights."

  In July and August 1998, the Company's three largest customers, Creative, Diamond, and STB, purchased an aggregate of $11.0 million of the Company's convertible subordinated non-interest bearing notes.

Indemnification and Limitation of Director and Officer Liability

  In February 1998, the Board authorized the Company to enter into indemnity agreements with each of the Company's directors and executive officers. The form of indemnity agreement provides that the Company will indemnify against any and all expenses of the director or executive officer who incurred such expenses because of his or her status as a director or executive officer, to the fullest extent permitted by the Company's Bylaws and Delaware law.

  The Company's Certificate of Incorporation (the "Certificate") and Bylaws contain certain provisions relating to the limitation of liability and indemnification of directors and officers. The Certificate provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derives any improper personal benefit. The Certificate also provides that if the Delaware General Corporation Law is amended after the approval by the Company's stockholders of the Certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company's directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The foregoing provisions of the Certificate are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Company may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, the Company is required to advance all expenses incurred by its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive, (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (vi) the Company may not retroactively amend the Bylaws provisions relating to indemnity.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by (i) each of the Company's Named Executive Officers, (ii) each of the Company's directors, (iii) each holder of more than 5% of the Company's Common Stock and (iv) all current directors and executive officers as a group. Except as otherwise noted below, the address of each person listed below is c/o the Company, 3535 Monroe Street, Santa Clara, California 95051.

                                                     Percentage of Shares
                                                     Beneficially Owned(1)
                                           Shares    ------------------------
                                        Beneficially  Prior to       After
Beneficial Owners                         Owned(1)    Offering      Offering
-----------------                       ------------ ----------    ----------
Entities associated with Sequoia
 Capital VI(2)........................    3,095,902          13.2%         10.8%
  3000 Sand Hill Road
  Suite 280, Building 4
  Menlo Park, California 94025
Jen-Hsun Huang(3)(4)..................    3,100,000          13.1          10.8
Chris A. Malachowsky(3)(5)............    3,062,500          13.0          10.7
Curtis R. Priem(3)(6).................    3,062,500          13.0          10.7
Entities associated with Sutter Hill
 Ventures(7)(10)......................    2,786,090          11.9           9.8
  755 Page Mill Road, Suite A-200
  Palo Alto, California 94304
Jeffrey D. Fisher(8)..................      363,133           1.5           1.3
Richard J. Whitacre(9)................      252,175           1.1             *
Tench Coxe(7)(10).....................    2,786,090          11.9           9.8
James C. Gaither(11)..................      231,380             *             *
Harvey C. Jones, Jr.(12)..............      269,334           1.1             *
William J. Miller(13).................      181,844             *             *
A. Brooke Seawell(14) ................       59,162             *             *
Mark A. Stevens(2)(15)................    3,145,902          13.4          11.0
All current directors and executive
 officers as a group(12 persons)(16)..   16,286,845          69.1          56.9

--------
    *Less than 1%.
 (1) Percentage of beneficial ownership is based on 23,524,547 shares of Common Stock outstanding on an as-converted basis as of December 31, 1998 and on 28,595,976 shares of Common Stock outstanding after the completion of this offering, including 1,571,429 shares issuable upon the mandatory conversion of outstanding notes on January 15, 1999. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of November 30, 1998 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
 (2) Includes (i) 2,566,589 shares held by Sequoia Capital VI, (ii) 258,947 shares held by Sequoia Capital Growth Fund, (iii) 141,021 shares held by Sequoia Technology Partners VI, (iv) 81,237 shares held by Sequoia XXIII,
     (v) 27,778 shares held by Sequoia XXIV, (vi) 16,528 shares held by Sequoia Technology Partners III, (vii) 2,433 shares held by SQP 1997 and
     (viii) 1,369 shares held by Sequoia 1997. Mr. Stevens, a director of the Company, is a general partner of Sequoia Capital VI and a general partner of Sequoia Technology Partners VI, and therefore may be deemed to beneficially own the shares currently owned by such entities. Mr. Stevens disclaims beneficial ownership of the shares held by such entities, except to the extent of his pecuniary interest therein.

 (3) The address for Messrs. Huang, Malachowsky and Priem is: c/o NVIDIA Corporation, 3535 Monroe Street, Santa Clara, California 95051.
 (4) Includes 2,308,900 shares held by The Jen-Hsun and Lori Huang Living Trust dated May 1, 1995, of which Mr. Huang is the trustee and 250,600 shares held by J. and L. Huang Investments, L.P., of which Mr. Huang and his wife are general partners. Also includes 220,000 shares held by Karen Mills Gambee, as Trustee of The Jen-Hsun Huang and Lori Lynn Huang 1995 Irrevocable Children's Trust and 220,500 shares held by various family members, as to which Mr. Huang does not have voting or dispositive power or beneficial ownership thereof. Includes 100,000 shares of Common Stock issuable upon exercise of vested options within 60 days of December 31, 1998.
 (5) Includes 2,051,990 shares held by The Chris and Melody Malachowsky Living Trust dated October 20, 1994, of which Mr. Malachowsky is the trustee and 238,500 shares held by Malachowsky Investments L.P., of which Mr. Malachowsky and his wife are general partners. Also includes 660,000 shares held by John M. Scott, as Trustee of The Chris Malachowsky and Melody Malachowsky 1994 Irrevocable Trust and 49,510 shares held by various family members, as to which Mr. Malachowsky does not have voting or dispositive power thereof. Includes 62,500 shares of Common Stock issuable upon exercise of vested options within 60 days of December 31, 1998.
 (6) Includes 62,500 shares of Common Stock issuable upon exercise of vested options within 60 days of December 31, 1998.
 (7) Includes 1,813,275 shares held by Sutter Hill Ventures, a California Limited Partnership ("Sutter Hill"). Mr. Coxe, a director of the Company, shares voting and investing power with four other managing directors of Sutter Hill Ventures LLC, the general partner of Sutter Hill. Includes 972,815 shares held of record by the five managing directors of Sutter Hill Ventures LLC and their related family entities. Mr. Coxe disclaims beneficial ownership of the shares held by the other persons and entities associated with Sutter Hill, except to the extent of his pecuniary interest therein.
 (8) Includes 135,000 shares of Common Stock issuable upon the early exercise of options vesting through May 2001 and 3,333 shares of Common Stock issuable upon exercise of vested options within 60 days of December 31, 1998.
 (9) Includes 69,375 shares of Common Stock issuable upon exercise of vested options within 60 days of December 31, 1998. Mr. Whitacre resigned as an executive officer on October 1, 1998.
(10) Includes 50,000 shares subject to a right of repurchase that expires ratably through July 2000.
(11) Includes 37,500 shares subject to a right of repurchase that expires ratably through July 2000. Also includes 81,166 shares held by Cooley Godward LLP, of which Mr. Gaither is a partner, and 105,925 shares held by GC&H Investments, of which Mr. Gaither is a general partner. Mr. Gaither disclaims beneficial ownership of such shares held by such entities, except to the extent of his pecuniary interest therein.
(12) Includes 70,000 shares subject to a right of repurchase that expires ratably through August 2000.
(13) Includes 50,000 shares subject to a right of repurchase that expires ratably through June 2000.
(14) Includes 42,497 shares of Common Stock issuable upon exercise of vested options within 60 days of December 31, 1998.
(15) Includes 50,000 shares subject to a right of repurchase that expires ratably through July 2000.
(16) Includes shares issuable upon exercise of options held by all current directors and executive officers within 60 days of December 31, 1998. See footnotes (4) through (6), (8) and (14).

                         DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, the authorized capital stock of the Company will consist of 200,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock").

Common Stock

  As of December 31, 1998, there were 23,524,547 shares of Common Stock (including shares of Preferred Stock that will be converted into Common Stock upon completion of this offering) outstanding held of record by 192 stockholders.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution, or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

  Pursuant to the Restated Certificate the Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights and the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. Upon the completion of this offering, there will be no shares of Preferred Stock outstanding and the Company has no current plans to issue any of the authorized Preferred Stock.

Registration Rights

  Pursuant to an agreement between the Company and the holders (or their permitted transferees) ("Holders") of (i) approximately 9,327,087 shares of Common Stock (assuming the conversion of all outstanding Preferred Stock upon the completion of this offering), (ii) warrants to purchase 29,706 shares of Common Stock, and (iii) 1,571,429 shares of Common Stock issued upon the conversion of convertible subordinated notes, which occurred on January 15, 1999, the Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register its Common Stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled at the Company's expense to include such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration. The registration rights with respect to this offering have been waived. In addition, certain of the Holders may require the Company, at its expense, on no more than one occasion, to file a registration statement under the Securities Act with respect to their shares of Common Stock. Such rights may not be exercised until 60 days after the completion of this offering. Further, certain Holders may require the Company, once every 12 months and, on no more than two occasions, at the

Company's expense to register the shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Such right expires on the fifth anniversary of completion of this offering.

Anti-Takeover Effects of Provisions of Charter Documents and Delaware Law

  Charter Documents
  The Company's Certificate of Incorporation (the "Certificate") and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. First, the Certificate provides that all stockholder action must be effected at a duly called meeting of holders and not by a consent in writing. Second, the Bylaws provide that special meetings of the holders may be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by the Board of Directors. Third, the Certificate and the Bylaws provide for a classified Board of Directors. The Certificate includes a provision requiring cumulative voting for directors only if required by applicable California law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. As a result of the provisions of the Certificate and applicable California and Delaware law, at any annual meeting whereby the Company had at least 800 stockholders as of the end of the fiscal year prior to the record date for such annual meeting, stockholders will not be able to cumulate votes for directors. Finally, the Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of the Certificate and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of the Company. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors-- Effects of Certain Charter and Bylaw Provisions" and "Management."

  Delaware Takeover Statute
  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation, such as the Company shall become upon the completion of this offering from engaging in a "business combination" with a person characterized as an "interested stockholder" for a period of three years after the date of the transaction pursuant to which such person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the Company's voting stock.

Transfer Agent and Registrar

  ChaseMellon Shareholder Services, L.L.C. has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale following this offering as a result of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after these restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon the completion of this offering, the Company will have outstanding an aggregate of 28,595,976 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options and warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 25,095,976 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration pursuant to Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. All officers and directors and certain stockholders holding an aggregate of 24,917,726 shares of the Company's Common Stock have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly of indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership
of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated may in its sole discretion choose to release a certain number of these shares from such restrictions prior to the expiration of such 180-day period. Approximately 5,000,000 shares of Common Stock of the Company (less shares available for sale within 90 days following the date of this Prospectus), which does not include any shares held by officers and directors, will be released from such contractual restrictions following 90 days after the date of this Prospectus. As a result of such contractual restrictions and the provisions of Rule 144 and 701, the Restricted Shares will be available for sale in the public market as follows: (i) 10,000 shares will be eligible for immediate sale on the date of this Prospectus; (ii) 4,990,000 shares will be eligible for sale 90 days after the date of this Prospectus; (iii) 17,991,627 shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this Prospectus and (iv) the remaining shares will be eligible for sale from time to time thereafter upon expiration of the Company's right to repurchase such shares.

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 285,959 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise contractually restricted, shares which qualify as "144(k) shares" on the date of this Prospectus may be sold immediately upon the completion of this offering. Subject to certain limitations on the aggregate offering price of a transaction and other conditions, employees, directors, officers, consultants or advisors may rely on Rule 701 with respect to the resale of securities originally purchased from the Company prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144, and by Affiliates under Rule 144 without compliance with its holding period requirements.

  Upon completion of this offering, (i) the holders of approximately 9,327,087 shares of Common Stock currently outstanding or issuable upon conversion of Preferred Stock and (ii) 1,571,429 shares of Common Stock issued upon conversion of the convertible notes on January 15, 1999, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock-- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for share purchases by affiliates) immediately upon the effectiveness of such registration.

  The Company intends to file a registration statement under the Securities Act covering 10,683,290 shares of Common Stock reserved or to be reserved for issuance under the Equity Incentive Plan, the Purchase Plan and the Directors' Plan. See "Management--Employee Benefit Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, beginning 180 days after the date of the Prospectus, unless such shares are subject to vesting restrictions with the Company.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC and Prudential Securities Incorporated are acting as representatives (the "Representatives"), have agreed severally to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                       Number of
Name                                                                    Shares
----                                                                   ---------
Morgan Stanley & Co. Incorporated..................................... 1,350,000
Hambrecht & Quist LLC.................................................   810,000
Prudential Securities Incorporated....................................   540,000
BancBoston Robertson Stephens Inc.....................................   100,000
The Buckingham Research Group Incorporated............................   100,000
CIBC Oppenheimer Corp.................................................   100,000
Donaldson, Lufkin & Jenrette Securities Corporation...................   100,000
A.G. Edwards & Sons, Inc..............................................   100,000
Edward D. Jones & Co., L.P............................................   100,000
Nationsbanc Montgomery Securities LLC.................................   100,000
Thomas Weisel Partners LLC............................................   100,000
                                                                       ---------
    Total............................................................. 3,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.50 per share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 525,000 additional shares of Common Stock at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

  Each of the Company and the directors, executive officers, certain other stockholders and option holders of the Company has agreed, subject to certain exceptions that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not during the period ending 180 days after the date of this Prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except under certain limited circumstances. The restrictions described in this paragraph do not apply to (a) the sale of Shares to the Underwriters, (b) the issuance by the Company of shares of Common Stock upon exercise of an option or a warrant outstanding on the date of this Prospectus and described as such in the Prospectus, (c) the issuance by the Company of shares of Common Stock under the Equity Incentive Plan, the Directors' Plan and the Purchase Plan or (d) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares. See "Shares Eligible for Future Sale."

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

  Prior to this offering, there has been no public market for the Common Stock or any other securities of the Company. The initial public offering price for the Common Stock was determined by negotiations among the Company and the Representatives. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward LLP ("Cooley Godward"), San Francisco, California. Certain legal matters related to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain partners and associates of Cooley Godward own through investment partnerships an aggregate of 124,591 shares of Common Stock of the Company. James C. Gaither, a partner of Cooley Godward and a director of the Company, owns 44,289 shares of Common Stock of the Company and has an option to purchase 50,000 shares of the Company's Common Stock.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1996 and 1997, January 31, 1998 and October 25, 1998 and for each of the years in the three-year period ended December 31, 1997, the one-month period ended January 31, 1998, and the nine-month period ended October 25, 1998 have been included in the Registration Statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                               NVIDIA CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of KPMG LLP, Independent Auditors.................................. F-2
Balance Sheets as of December 31, 1996 and 1997, January 31, 1998, and
 October 25, 1998......................................................... F-3
Statements of Operations for the years ended December 31, 1995, 1996 and
 1997, one month ended January 26, 1997 (unaudited), one month ended
 January 31, 1998, nine months ended September 28, 1997 (unaudited), and nine months ended October 25, 1998....................................... F-4
Statements of Stockholders' Equity for the years ended December 31, 1995,
 1996 and 1997, one month ended January 31, 1998, and nine months ended
 October 25, 1998......................................................... F-5
Statements of Cash Flows for the years ended December 31, 1995, 1996 and
 1997, one month ended January 26, 1997 (unaudited), one month ended
 January 31, 1998, nine months ended September 28, 1997 (unaudited), and nine months ended October 25, 1998....................................... F-6
Notes to Financial Statements............................................. F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
NVIDIA Corporation:

  We have audited the accompanying balance sheets of NVIDIA Corporation (the Company) as of December 31, 1996 and 1997, January 31, 1998, and October 25, 1998 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997, the one-month period ended January 31, 1998, and the nine-month period ended October 25, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NVIDIA Corporation as of December 31, 1996 and 1997, January 31, 1998, and October 25, 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, the one-month period ended January 31, 1998, and the nine-month period ended October 25, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Mountain View, California
November 16, 1998

                               NVIDIA CORPORATION

                                 BALANCE SHEETS

                       (in thousands, except share data)

                                     December 31,
                                   ------------------  January  31, October 25,
                                     1996      1997        1998        1998
                                   --------  --------  ------------ -----------
              ASSETS
              ------
Current assets:
  Cash and cash equivalents....... $  3,133  $  6,551    $  7,984    $ 12,461
  Accounts receivable, less
   allowances of $100, $349 and
   $3,506, at December 31, 1997,
   January 31, 1998 and October
   25, 1998, respectively.........    1,041    12,487      15,399      35,918
  Inventory.......................       63        25         521      17,193
  Prepaid expenses and other
   current assets.................       41       278         594       1,163
                                   --------  --------    --------    --------
      Total current assets........    4,278    19,341      24,498      66,735
Property and equipment, net.......    1,144     5,536       5,512       9,218
Deposits and other assets.........      103       162         162         549
                                   --------  --------    --------    --------
                                   $  5,525  $ 25,039    $ 30,172    $ 76,502
                                   ========  ========    ========    ========
  LIABILITIES AND STOCKHOLDERS'
              EQUITY
  -----------------------------
Current liabilities:
  Accounts payable................ $    277  $ 11,572    $ 15,312    $ 46,370
  Line of credit..................      --        --          --        5,000
  Accrued liabilities.............    2,872     3,245       3,266       2,963
  Current portion of capital lease
   obligations....................      722     1,434       1,228       1,843
                                   --------  --------    --------    --------
      Total current liabilities...    3,871    16,251      19,806      56,176
Capital lease obligations, less
 current portion..................      617     1,891       1,756       2,032
Commitments and contingencies
Stockholders' equity:
  Mandatorily convertible notes...      --        --          --       11,000
  Convertible preferred stock,
   $.001 par value; 10,000,000
   shares authorized; 7,888,275
   and 9,327,087 shares issued and
   outstanding in 1996, 1997,
   January 31, 1998 and October
   25, 1998; aggregate liquidation
   preference of $19,827 in 1997,
   January 31, 1998, and October
   25, 1998.......................        8         9           9           9
  Common stock, $.001 par value;
   200,000,000 shares authorized;
   11,567,374, 14,140,585,
   14,141,710 and 14,166,710
   shares issued and outstanding
   in 1996, 1997, January 31, 1998
   and October 25, 1998,
   respectively...................       12        14          14          14
  Additional paid-in capital......   12,317    25,079      25,446      25,471
  Deferred compensation...........      --     (3,316)     (3,317)     (1,126)
  Accumulated deficit.............  (11,300)  (14,889)    (13,542)    (17,074)
                                   --------  --------    --------    --------
      Total stockholders' equity..    1,037     6,897       8,610      18,294
                                   --------  --------    --------    --------
                                   $  5,525  $ 25,039    $ 30,172    $ 76,502
                                   ========  ========    ========    ========

                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                            STATEMENTS OF OPERATIONS

                     (in thousands, except per share data)

                          Year Ended December 31,        One Month Ended         Nine Months Ended
                          -------------------------  ----------------------- -------------------------
                                                     January 26, January 31, September 28, October 25,
                           1995     1996     1997       1997        1998         1997         1998
                          -------  -------  -------  ----------- ----------- ------------- -----------
                                                     (unaudited)              (unaudited)
Revenue:
  Product...............  $ 1,103  $ 3,710  $27,280    $  190      $11,420      $ 5,225      $86,755
  Royalty...............       79      202    1,791       --         1,911          312        5,945
                          -------  -------  -------    ------      -------      -------      -------
    Total revenue.......    1,182    3,912   29,071       190       13,331        5,537       92,700
Cost of revenue.........    1,549    3,038   21,244       127       10,071        4,906       67,400
                          -------  -------  -------    ------      -------      -------      -------
Gross profit (loss).....     (367)     874    7,827        63        3,260          631       25,300
                          -------  -------  -------    ------      -------      -------      -------
Operating expenses:
  Research and
   development..........    2,426    1,218    7,103       415        1,121        3,518       16,656
  Sales, general and
   administrative.......    3,677    2,649    4,183       164          640        2,024       12,544
                          -------  -------  -------    ------      -------      -------      -------
    Total operating
     expenses...........    6,103    3,867   11,286       579        1,761        5,542       29,200
                          -------  -------  -------    ------      -------      -------      -------
    Operating income
     (loss).............   (6,470)  (2,993)  (3,459)     (516)       1,499       (4,911)      (3,900)
Interest and other
 income (expense), net..       93      (84)    (130)       (6)         (18)        (102)          60
                          -------  -------  -------    ------      -------      -------      -------
Income (loss) before tax
 expense (benefit)......   (6,377)  (3,077)  (3,589)     (522)       1,481       (5,013)      (3,840)
Income tax expense......      --       --       --        --           134          --          (308)
                          -------  -------  -------    ------      -------      -------      -------
    Net income (loss)...   (6,377)  (3,077)  (3,589)    $(522)     $ 1,347      $(5,013)     $(3,532)
                          =======  =======  =======    ======      =======      =======      =======
Basic net income (loss)
 per share..............  $  (.56) $  (.27) $  (.28)   $ (.05)     $   .10      $  (.41)     $  (.25)
                          =======  =======  =======    ======      =======      =======      =======
Diluted net income
 (loss) per share.......  $  (.56) $  (.27) $  (.28)   $ (.05)     $   .05      $  (.41)     $  (.25)
                          =======  =======  =======    ======      =======      =======      =======
Shares used in basic per
 share computation......   11,365   11,383   12,677    11,567       14,141       12,123       14,152
Shares used in diluted
 per share computation..   11,365   11,383   12,677    11,567       26,100       12,123       14,152


                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                       (in thousands, except share data)

                                                                                                         Total
                          Mandatorily Preferred Stock    Common Stock    Additional Deferred  Accumu-    Stock-
                          Convertible ---------------- -----------------  Paid-in   Compen-    lated    holders'
                             Notes     Shares   Amount   Shares   Amount  Capital    sation   Deficit    Equity
                          ----------- --------- ------ ---------- ------ ---------- --------  --------  --------
Balances, December 31,
 1994...................    $   --    6,693,831  $ 7   11,365,300  $11    $ 6,456   $   --    $ (1,846) $ 4,628
Issuance of Series B
 preferred stock........        --      416,667  --           --   --         750       --         --       750
Exercise of Series B
 warrants...............        --       13,888  --           --   --          25       --         --        25
Issuance of Series C
 preferred stock, net of
 issuance costs of $14..        --      750,000    1          --   --       4,985       --         --     4,986
Net loss................        --          --   --           --   --         --        --      (6,377)  (6,377)
                            -------   ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, December 31,
 1995...................        --    7,874,386    8   11,365,300   11     12,216       --      (8,223)   4,012
Exercise of Series B
 warrants...............        --       13,889  --           --   --          25       --         --        25
Issuance of common stock
 and stock options for
 services...............        --          --   --         2,200  --          25       --         --        25
Issuance of common stock
 upon exercise of stock
 options................        --          --   --       199,874    1         51       --         --        52
Net loss................        --          --   --           --   --         --        --      (3,077)  (3,077)
                            -------   ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, December 31,
 1996...................        --    7,888,275    8   11,567,374   12     12,317       --     (11,300)   1,037
Issuance of Series D
 preferred stock, net of
 issuance costs of $30..        --    1,438,812    1          --   --       7,537       --         --     7,538
Grant of common stock
 options for lease
 financing and
 consulting services....        --          --   --           --   --         120       --         --       120
Issuance of common stock
 upon exercise of stock
 options................        --          --   --     2,573,211    2        828       --         --       830
Deferred compensation
 related to grant of
 common stock options...        --          --   --           --   --       4,277    (4,277)       --       --
Amortization of deferred
 compensation...........        --          --   --           --   --         --        961        --       961
Net loss................        --          --   --           --   --         --        --      (3,589)  (3,589)
                            -------   ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, December 31,
 1997...................        --    9,327,087    9   14,140,585   14     25,079    (3,316)   (14,889)   6,897
Exercise of common
 stock..................        --          --   --         1,125  --           6       --         --         6
Deferred compensation
 related to grant of
 common stock options...        --          --   --           --   --         361      (361)       --       --
Amortization of deferred
 compensation...........        --          --   --           --   --         --        360        --       360
Net income..............        --          --   --           --   --         --        --       1,347    1,347
                            -------   ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, January 31,
 1998 ..................        --    9,327,087    9   14,141,710   14     25,446    (3,317)   (13,542)   8,610
Exercise of common
 stock..................        --          --   --        25,000  --          25       --         --        25
Issuance of mandatorily
 convertible notes......     11,000         --   --           --   --         --        --         --    11,000
Amortization of deferred
 compensation...........        --          --   --           --   --         --      2,191        --     2,191
Net loss................        --          --   --           --   --         --        --      (3,532)  (3,532)
                            -------   ---------  ---   ----------  ---    -------   -------   --------  -------
Balances, October 25,
 1998...................    $11,000   9,327,087  $ 9   14,166,710  $14    $25,471   $(1,126)  $(17,074) $18,294
                            =======   =========  ===   ==========  ===    =======   =======   ========  =======


                See accompanying notes to financial statements.

                               NVIDIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                          Year Ended December 31,         One Month Ended         Nine Months Ended
                          --------------------------  ----------------------- -------------------------
                                                      January 28, January 31, September 28, October 25,
                           1995     1996      1997       1997        1998         1997         1998
                          -------  -------  --------  ----------- ----------- ------------- -----------
                                                      (Unaudited)              (Unaudited)
Cash flows from
 operating activities:
 Net income (loss)......  $(6,377) $(3,077) $ (3,589)   $(1,177)    $ 1,347      $(5,014)    $ (3,532)
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation and
  amortization..........      524      802     1,363        144         219          598        2,796
 Stock options granted
  in exchange for lease
  financing and
  services..............       25       50       120        --          --           --           --
 Amortization of
  deferred compensation.      --       --        961        --          360          159        2,191
 Changes in operating
  assets and
  liabilities:
  Accounts receivable...     (458)     (24)  (11,446)    (1,067)     (2,912)      (4,463)     (20,519)
  Inventory.............      --       --         38         63        (496)          60      (16,672)
  Prepaid expenses and
   other current assets.     (592)      44      (237)      (104)       (316)        (245)        (569)
  Deposits and other
   assets...............      (65)     (19)      (59)       --          --           (35)        (387)
  Accounts payable......      510     (506)   11,295       (436)      3,740        4,045       31,058
  Accrued liabilities...      300    2,451       373      1,552          21          726         (303)
                          -------  -------  --------    -------     -------      -------     --------
   Net cash provided by
    (used in) operating
    activities..........   (6,133)    (279)   (1,181)    (1,025)      1,963       (4,169)      (5,937)
                          -------  -------  --------    -------     -------      -------     --------
Cash flows used in
 investing activities--
 purchases of property
 and equipment..........       (5)      (9)   (2,732)         2        (163)      (1,721)      (4,305)
                          -------  -------  --------    -------     -------      -------     --------
Cash flows from
 financing activities:
 Borrowings under line
  of credit.............      --       --        --         --          --           --         5,000
 Issuance of mandatorily
  convertible notes.....      --       --        --         --          --           --        11,000
 Net proceeds from sale
  of common stock.......      --        51       830          6           6          744           25
 Net proceeds from sale
  of preferred stock....    5,762      --      7,538        --          --         7,538          --
 Payments under capital
  leases................     (307)    (502)   (1,037)      (182)       (373)         (55)      (1,306)
                          -------  -------  --------    -------     -------      -------     --------
   Net cash provided by
    (used in) financing
    activities..........    5,455     (451)    7,331       (176)       (367)       8,227       14,719
                          -------  -------  --------    -------     -------      -------     --------
Change in cash and cash
 equivalents............     (683)    (739)    3,418     (1,199)      1,433        2,337        4,477
Cash and cash
 equivalents at
 beginning of period....    4,555    3,872     3,133      3,133       6,551        3,133        7,984
                          -------  -------  --------    -------     -------      -------     --------
Cash and cash
 equivalents at end of
 period.................  $ 3,872  $ 3,133  $  6,551    $ 1,934     $ 7,984      $ 5,470     $ 12,461
                          =======  =======  ========    =======     =======      =======     ========
Cash paid for interest..  $   152  $   215  $    267    $    16     $    31      $   194     $    390
                          =======  =======  ========    =======     =======      =======     ========
Noncash financing and
 investing activity--
 Assets recorded under
 capital lease..........  $ 1,430  $   265  $  3,023    $   516     $    32      $ 1,306     $  2,197
                          =======  =======  ========    =======     =======      =======     ========
 Deferred compensation
  related to grant of
  common stock options..      --       --   $  4,277        --      $   361      $ 1,525          --
                          =======  =======  ========    =======     =======      =======     ========


                See accompanying notes to financial statements.

                              NVIDIA CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

(1) Organization and Significant Accounting Policies

  Organization

  NVIDIA Corporation (the "Company") designs, develops and markets 3D interactive graphics processors for the mainstream PC market. The Company operates primarily in one business segment in the United States. In April 1998, the Company was reincorporated as a Delaware corporation.

  Interim Financial Information

  The financial information presented as of and for the one month ended January 26, 1997 and the nine months ended September 28, 1997 is unaudited. In the opinion of management, this unaudited financial information contains all adjustments (which consist only of normal, recurring adjustments) necessary for a fair presentation. Operating results for the nine months ended October 25, 1998 are not necessarily indicative of results that may be expected for the full year.

  Fiscal Year

  Effective January 1, 1998, the Company changed its fiscal year-end financial reporting period to January 31. The Company elected not to restate its previous reporting periods ending December 31. In addition, effective February 1, 1998 the Company changed its fiscal year end from January 31 to a 52- or 53-week year ending on the last Sunday in January. As a result, the first and fourth quarters of fiscal 1999 are 12- and 14-week periods, respectively, with the remaining quarters being 13-week periods.

  Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents.

  Inventories

  Inventories are stated at the lower of first-in first-out, cost or market. Write-downs to reduce the carrying value of obsolete, slow moving and non-usable inventory to net realizable value are charged to operations.

  Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on estimated useful lives, generally three to four years. Depreciation expense includes the amortization of assets recorded under capital leases. Leasehold improvements and assets recorded under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset.

  Software Development Costs

  Software development costs are expensed as incurred until the technological feasibility of the related product has been established. After technological feasibility is established, any additional software development costs would be capitalized in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 86, Capitalization of Software Development Costs. Through October 25,

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

1998, the Company's process for developing software was essentially completed concurrently with the establishment of technological feasibility, and, accordingly, no software costs have been capitalized to date. Software development costs incurred prior to achieving technological feasibility are charged to research and development expense as incurred.

  Revenue Recognition

  Revenue from product sales is recognized upon shipment, net of an allowance for anticipated returns. While the Company has not yet sold products through distributors, the Company's policy on sales to distributors will be to defer recognition of sales and related gross profit until the distributors resell the product. Royalty revenue is recognized upon shipment of product by the licensee to its customers. The Company believes that the software sold with its products is incidental to the product as a whole.

  Research and Development Arrangements

  The Company enters into contractual agreements to provide design, development and support services on a best efforts basis. All amounts funded to the Company under these agreements are non-refundable once paid. The Company recorded reductions to research and development expense after the services were performed based on the achievement of contractually specified milestones and the collectability of amounts was assured.

  Accounting for Stock-Based Compensation

  The Company uses the intrinsic value method to account for its stock-based employee compensation plans. Deferred compensation arising from stock-based awards is amortized in accordance with Financial Accounting Standards Board Interpretation No. 28.

  Income Taxes

  The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Net Income (Loss) Per Share

  Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income
(loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as-if-converted method for mandatorily convertible notes and convertible preferred stock or the treasury stock method for options and warrants. The effect of including mandatorily convertible notes, convertible preferred stock, options and warrants would have been antidilutive during all periods presented, except for the one-month period ended January 31, 1998, and, as a result, such effect has been excluded from the computation of diluted net loss per share during those anti-dilutive periods. See Note 3 for information regarding potentially dilutive outstanding shares of, and warrants to purchase common stock, convertible preferred stock and outstanding options to purchase common stock. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration and options and warrants granted for nominal consideration prior to the anticipated effective date of the initial public offering (IPO) are included in the calculation of basic

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

and diluted net income (loss) per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations for the periods presented:

                                                                         Per
                                            Income/(Loss)    Shares     Share
                                             (Numerator)  (Denominator) Amount
                                            ------------- ------------- ------
                                                      (in thousands)
Year ended December 31, 1995
Basic and diluted EPS......................    $(6,377)      11,365     $(0.56)
                                               =======       ======     ======
Year ended December 31, 1996
Basic and diluted EPS......................    $(3,077)      11,383     $(0.27)
                                               =======       ======     ======
Year ended December 31, 1997
Basic and diluted EPS......................    $(3,589)      12,677     $(0.28)
                                               =======       ======     ======
One month ended January 28, 1997
Basic and diluted EPS......................    $  (522)      11,567     $(0.05)
                                               =======       ======     ======
One month ended January 26, 1998
Basic EPS..................................    $ 1,347       14,141     $ 0.10
Effect of dilutive securities:
  Stock options outstanding................                   2,531
  Warrants.................................                     101
  Convertible preferred stock..............                   9,327
                                               -------       ------
Diluted EPS................................    $ 1,347       26,100     $ 0.05
                                               =======       ======     ======
Nine months ended September 28, 1997
Basic and diluted EPS......................    $(5,013)      12,123     $(0.41)
                                               =======       ======     ======
Nine months ended October 25, 1998
Basic and diluted EPS......................    $(3,532)      14,152     $ (.25)
                                               =======       ======     ======

  As of October 25, 1998, there were 7,455,458 options to acquire shares of common stock with a weighted-average exercise price of $4.46, 9,327,087 shares of convertible preferred stock, $11,000,000 convertible notes with an conversion price equal to 90% of the initial public offering price or $7.00 per share (See note 3) that could potentially dilute basic earnings per share in the future but which were not included in diluted earnings per share for the nine months ended October 25, 1998 as the effect was anti-dilutive in the period. In addition, the Company has undertaken to issue warrants to acquire 300,000 shares of Common Stock at a per share exercise price equal to the initial public offering price.

  Fair Value of Financial Instruments

  The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of those instruments.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Balance Sheet Components

  Certain balance sheet components are as follows:

  Inventory

                                            December 31, January 31, October 25,
                                                1997        1998        1998
                                            ------------ ----------- -----------
                                                       (in thousands)
     Work in-process.......................     $--         $ --       $15,679
     Finished goods........................      25          521         1,514
                                                ---         ----       -------
       Total inventory.....................     $25         $521       $17,193
                                                ===         ====       =======

  At October 25, 1998, the Company had noncancelable inventory purchase commitments totaling $48 million.

  Property and Equipment

                                       December 31,
                                      ----------------  January 31, October 25,
                                       1996     1997       1998        1998
                                      -------  -------  ----------- -----------
                                                  (in thousands)
     Purchased engineering software.. $    --  $ 3,158    $3,181      $3,482
     Test equipment..................     187    1,467     1,478       3,221
     Computer equipment..............   2,209    3,264     3,402       7,191
     Leasehold improvements..........      69       74        74         403
     Office furniture and equipment..     159      259       272         668
     Assets held for lease...........     --       157       166         --
                                      -------  -------    ------      ------
                                        2,624    8,379     8,573      14,965
     Accumulated depreciation and
      amortization...................  (1,480)  (2,843)   (3,061)     (5,747)
                                      -------  -------    ------      ------
       Property and equipment, net... $ 1,144  $ 5,536    $5,512      $9,218
                                      =======  =======    ======      ======

  Assets recorded under capital leases included in property and equipment were $2,314,000, $4,765,000, $5,215,000 and $6,744,000 as of December 31, 1996 and
1997, January 31, 1998 and October 25, 1998, respectively. Accumulated amortization thereon was $1,233,000, $2,137,000 $2,265,000 and $3,868,000 as
of December 31, 1996 and 1997, January 31, 1998 and October 25, 1998, respectively.

  Accrued Liabilities

                                          December 31,
                                          ------------- January 31, October 25,
                                           1996   1997     1998        1998
                                          ------ ------ ----------- -----------
                                                     (in thousands)
     Advances on development agreement... $2,500 $2,500   $2,292      $  417
     Other...............................    372    745      974       2,546
                                          ------ ------   ------      ------
                                          $2,872 $3,245   $3,266      $2,963
                                          ====== ======   ======      ======

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)


(3) Stockholders' Equity

  Mandatorily Convertible Notes

  Convertible subordinated non-interest bearing notes were issued to three major customers in July and August 1998 for a total of $11.0 million. The notes are subordinated to certain senior indebtedness. In the event that the Company issues and sells shares of its common stock in a firm commitment underwritten initial public offering pursuant to an effective registration statement yielding gross proceeds to the Company of at least $10.0 million prior to December 31, 1998, then upon the closing of such initial public offering the outstanding principal balance of the note automatically converts to common stock of the Company at a conversion price equal to 90% of the price at which the common stock is sold to the public. In the event that a qualifying initial public offering is not completed by December 31, 1998, then, on January 15, 1999, the outstanding principal balance of these notes automatically converts into common stock of the Company at a conversion price equal to $7.00 per share of common stock. In the event of a merger, consolidation, acquisition or similar corporate event prior to January 15, 1999 whereby greater than 50% of the voting securities of the Company becomes acquired by a third party, then the outstanding principal automatically converts into common stock of the Company at a conversion price equal to 90% of the price at which the common stock (on an as-converted basis) is acquired by such third party.

  Convertible Preferred Stock

  In 1993, the Company sold 4,303,000 shares of Series A preferred stock at $0.50 per share, net of $22,000 of issuance costs. In 1994, the Company sold 2,390,831 shares of Series B preferred stock at $1.80 per share, net of $57,000 of issuance costs. In 1995, the Company sold 416,667 shares of Series B preferred stock at $1.80 per share. In 1995, the Company sold 750,000 shares of Series C preferred stock at $6.67 per share, net of $14,000 of issuance costs. On August 19 and September 12, 1997, the Company sold an aggregate of 1,438,812 shares of Series D preferred stock at $5.26 per share, net of $30,000 of issuance costs.

  The rights, preferences, and privileges of the holders of Series A, B, C and D convertible preferred stock are as follows:

  . Dividends are noncumulative and payable only upon declaration by the Board of Directors at a rate of $.04, $.144, $.533 and $.42 per share for Series A, B, C and D preferred stock, respectively.

  . Holders of Series A, B, C and D preferred stock have a liquidation preference of $.50, $1.80, $6.67, and $5.26 per share, respectively, plus any declared but unpaid dividends over holders of common stock.

  . Each holder of preferred stock has voting rights equal to common stock on an "as-if-converted" basis.

  . Each share of preferred stock may be converted into common stock at the option of the holder on a one-for-one basis, subject to adjustment to protect against dilution. Automatic conversion will occur upon the earlier of a vote of holders of at least two-thirds of the shares of preferred stock then outstanding or upon the closing of an initial public offering of common stock in which the aggregate proceeds exceed $15,000,000 and the offering price equals or exceeds $10.00 per share.

  Warrants

  During the period 1993 through 1997, the Company granted warrants to purchase 80,000; 66,877; 10,000 and 29,706 shares of Series A, B, C and D preferred stock, respectively, in connection with lease financing and services. These warrants are exercisable at $.50, $1.80, $6.67 and $5.26 for shares of Series A, B, C and D

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

preferred stock, respectively, and expire from 2003 to 2007. At October 25, 1998, warrants to purchase 80,000, 39,100, 10,000 and 29,706 shares of Series A, B, C and D preferred stock, respectively, were outstanding.

  In October 1998, in connection with a manufacturing agreement, the Company undertook to grant warrants to purchase 300,000 shares of common stock at an exercise price per share equal to the initial public offering price.

  The fair value of all warrant issuances calculated using the Black-Scholes option pricing model was not material, using the following assumptions: dividend yield - none; expected life - contractual term; risk free interest rates - 6.0% to 6.5%; volatility - 60%.

  1998 Equity Incentive Plan

  The Equity Incentive Plan (the "Plan"), as amended and restated on February 17, 1998, provides for the issuance of up to 15,000,000 shares of the Company's common stock to directors, employees and consultants. The Plan provides for the issuance of stock bonuses, restricted stock purchase rights, incentive stock options or nonstatutory stock options. Each year on the last day of each fiscal year, starting with the year ending January 31, 1999, the aggregate number of shares of Common Stock that are available for issuance will automatically be increased by a number of shares equal to five percent (5%) of the Company's outstanding Common Stock on such date, including on an as-if-converted basis Preferred Stock and convertible notes, and outstanding options and warrants, calculated using the treasury stock method.

  Pursuant to the Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of grant or for employees owning in excess of 10% of the voting power of all classes of stock, 110% of the fair market value on the date of grant. For nonstatutory stock options, the exercise price is no less than 85% of the fair market value on the date of grant.

  Options generally expire in 10 years. Vesting periods are determined by the Board of Directors; however, options generally vest ratably over four years beginning one year after the date of grant. Options may be exercised prior to full vesting. Any unvested shares so purchased are subject to a repurchase right in favor of the Company with the repurchase price to be equal to the original purchase price of the stock. The right to repurchase at the original price shall lapse at a minimum rate of 20% per year over five years from the date the option was granted. As of October 25, 1998, there were 1,123,734 such shares subject to repurchase.

  The Company accounts for the plan using the intrinsic value method. As such, compensation expense is recorded if on the date of grant the current fair value per share of the underlying stock exceeds the exercise price per share. With respect to certain options granted during 1997, the one month ended January 31, 1998, and the nine months ended October 25, 1998, the Company has recorded deferred compensation of $4,277,000, $361,000, and $0, respectively, for the difference at the grant date between the exercise price per share and the fair value per share, based upon independent valuations and management's estimate of the fair value of the Company's stock on the various grant dates of the common stock underlying the options. This amount is being amortized over the vesting period of the individual options, generally four years.

  Non-Employee Directors' Stock Option Plan

  In February 1998, the Board adopted the 1998 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company who are not employees of or consultants to the Company or an affiliate of the Company (a "Non-Employee Director"). The Compensation Committee administers the Directors' Plan. The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 300,000 shares.

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)


  Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net loss would have increased and net income would have decreased to the pro forma amounts indicated below:

                                                             One        Nine
                                                            Month      Months
                                                            Ended       Ended
                                                         January 31, October 25,
                               1995     1996     1997       1998        1998
                              -------  -------  -------  ----------- -----------
                                  (in thousands)
Net loss as reported........  $(6,377) $(3,077) $(3,589)   $1,347      $(3,532)
Additional stock-based
 compensation under SFAS
 No. 123....................      (12)     (32)    (105)     (301)      (3,011)
                              -------  -------  -------    ------      -------
Pro forma net loss under
 SFAS No. 123...............  $(6,389) $(3,109) $(3,694)   $1,046      $(6,543)
                              =======  =======  =======    ======      =======
Pro forma basic net loss per
 share as reported..........  $ (0.56) $ (0.27) $ (0.28)   $ 0.10      $ (0.25)
                              =======  =======  =======    ======      =======
Pro forma basic net loss per
 share under SFAS No. 123...  $ (0.56) $ (0.27) $ (0.29)   $ 0.07      $ (0.46)
                              =======  =======  =======    ======      =======
Pro forma diluted net loss
 per share as reported......  $ (0.56) $ (0.27) $ (0.28)   $ 0.05      $ (0.25)
                              =======  =======  =======    ======      =======
Pro forma diluted net loss
 per share under SFAS
 No. 123....................  $ (0.56) $ (0.27) $ (0.29)   $ 0.04      $ (0.46)
                              =======  =======  =======    ======      =======

  The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: no dividend yield; risk free interest rate of 5.0% to 6.5%; and expected life for the option of five years.

  The weighted-average fair value of options granted during the years ended 1995, 1996, 1997, the one month ended January 31, 1998 and the nine months ended October 25, 1998 was approximately $.05, $.08, $1.43, $1.74 and $1.41, respectively.

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)


  The following summarizes the transactions under the equity incentive and non-employee director plans:

                                                                       Weighted
                                                           Number of    Average
                                              Available   Shares Under Price per
                                              for Grant      Option      Share
                                              ----------  ------------ ---------
     Balances, December 31, 1995.............    260,700    1,695,875    $0.16
       Authorized............................  4,000,000          --       --
       Granted............................... (1,755,935)   1,755,935     0.31
       Exercised.............................        --      (409,781)    0.20
       Cancelled.............................  1,001,841     (866,009)    0.17
                                              ----------   ----------
     Balances, December 31, 1996.............  3,506,606    2,176,020     0.27
       Authorized............................  2,000,000          --       --
       Granted............................... (4,950,857)   5,000,857     1.43
       Exercised.............................        --    (2,603,836)    0.32
       Cancelled.............................    868,208     (837,583)    0.29
                                              ----------   ----------
     Balances, December 31, 1997.............  1,423,957    3,735,458     1.78
       Authorized............................        --           --       --
       Granted...............................   (605,000)     605,000     5.01
       Exercised.............................        --        (1,125)    3.15
       Cancelled.............................        --           --       --
                                              ----------   ----------
     Balances, January 31, 1998..............    818,957    4,339,333     2.23
       Authorized............................  5,100,000          --       --
       Granted............................... (4,761,750)   4,781,750     7.12
       Exercised.............................        --       (25,000)    1.08
       Cancelled.............................  1,640,625   (1,640,625)    6.36
                                              ----------   ----------
     Balances, October 25, 1998..............  2,797,832    7,455,458     4.46
                                              ==========   ==========

  In July 1998, the Board of Directors adopted a resolution allowing employees to exchange some or all of their existing unvested options to purchase common stock of the Company for options having an exercise price of $6.30 per share. The repriced options retain the same vesting schedule as the originally issued options, but the repriced options will not become exercisable until July 1999. Options to purchase approximately 1,253,500 shares of common stock were repriced under this program. Stock options held by executive officers and directors were not eligible for such repricing.

  During 1997, the Company granted Common Stock options within the Plan to consultants for services rendered. The fair value of all option grants to non-employees calculated using the Black-Scholes option pricing model was $120,000, using the following assumptions: dividend yield--none; expected life contractual term; risk free interest rates--6.0% to 6.5%; volatility--60%.

  In 1997, options to purchase 50,000 shares of Common Stock were granted to an outside investor during the Series D preferred stock offering. In 1998, options to purchase 20,000 shares of common stock were granted to an outside investor.

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)


  The following table summarizes information about stock options outstanding as of October 25, 1998:

                                                    Outstanding
                                               ---------------------
                                                          Weighted-
                                                           Average
                                                          Remaining    Number
                     Exercise                   Number   Contractual  of Shares
                      Prices                   of Shares    Life     Exercisable
                     --------                  --------- ----------- -----------
     $0.05....................................     3,000    5.26         3,000
      0.18....................................    45,000    6.34        39,375
      0.36....................................   899,208    8.24       342,276
      1.30....................................   740,500    8.88       170,251
      2.64.................................... 1,155,500    9.09        25,001
      3.15....................................   425,000    9.16        12,500
      4.15....................................   155,000    9.19           --
      5.50....................................   200,000    9.24           --
      6.30.................................... 2,483,500    9.72           --
      6.65....................................   950,000    9.27           --
      7.70....................................   240,000    9.31           --
      8.85....................................    65,000    9.35           --
      9.00....................................    93,750    9.43           --
                                               ---------               -------
     $0.05 - $9.00............................ 7,455,458    9.20       592,403
                                               =========               =======

  Employee Stock Purchase Plan

  In February 1998, the Board approved the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 500,000 shares of Common Stock. The Purchase Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Under the Purchase Plan, the offering period for any offering will be no longer than 27 months. Under the plan offering adopted pursuant to the Purchase Plan, each offering period has been set at six months.

  Employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board. Employees who participate in an offering generally can have up to 10% of their earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board, to the purchase of shares of Common Stock. The Board may increase this percentage in its discretion, up to 15%. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)


(4) Financial Arrangements, Commitments and Contingencies

  Short-term Borrowings

  In September 1998, the Company entered into a loan and security agreement with a bank which includes a $5.0 million revolving credit facility with a borrowing base equal to 75% of eligible accounts. The line of credit has a non-refundable facility fee equal to $10,000 due on the closing date. Borrowings under the line of credit carry interest at prime rate plus 1% and are due in March 1999. As of October 25, 1998, the Company had borrowed $5.0 million against the line of credit. The weighted average interest rate for the period the loan was outstanding was 9%. Outstanding balances are collateralized primarily with equipment, intellectual property, accounts receivable, and inventory.

  Lease Obligations

  In July 1998, the Company entered into a noncancelable operating lease for its facilities that extends through 2002. Future minimum lease payments under the Company's noncancelable capital and operating leases as of October 25, 1998, are as follows (in thousands):

     Year ending January                                       Operating Capital
     -------------------                                       --------- -------
       1999..................................................   $  334   $  569
       2000..................................................    1,614    2,133
       2001..................................................    1,845    1,566
       2002..................................................    1,899      247
       2003..................................................    1,788      --
                                                                         ------
         Total payments......................................             4,515
     Less amount representing interest, at rates ranging from
      8% to 10%..............................................               640
                                                                         ------
     Present value of minimum debt payments..................             3,875
     Less current portion....................................             1,843
                                                                         ------
         Long term portion...................................            $2,032
                                                                         ======

  Rent expense for 1995, 1996, 1997, one month ended January 31, 1998 and the nine months ended October 25, 1998 was approximately $325,000 $408,000, $425,000, $52,000 and $1,052,000, respectively.

  Litigation

  On April 9, 1998, the Company was notified that SGI had filed a patent infringement lawsuit against the Company in the United States District Court for the District of Delaware. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes a United States patent held by SGI. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. On May 11, 1998, the Company was notified that S3 had filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California. The suit alleges that the sale and use of the Company's RIVA family of 3D graphics processors infringes three United States patents held by S3. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. On September 21, 1998, the Company was notified that 3Dfx had filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of California. The suit alleges that the sale and use of the Company's RIVA TNT graphics processor infringes a United States patent held by 3Dfx. The suit seeks unspecified damages (including treble damages), an order permanently enjoining further alleged infringement and attorneys' fees. The Company has filed answers to each suit and has filed counterclaims asserting that the patents in each suit are

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

neither infringed nor valid. Based on its investigation to date, the Company believes that it has meritorious defenses to the claims brought and intends to defend itself vigorously with respect to all three lawsuits.

  The litigation with SGI, S3 and 3Dfx has resulted, and the Company expects that it will continue to result, in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in either suit, the Company could be required to do one or more of the following: pay substantial damages (including treble damages); permanently cease the manufacture, use and sale of any infringing products; expend significant resources to develop non-infringing technology; or obtain a license from SGI, S3 or 3Dfx for any infringing technology. Any of these suits could result in limitations on the Company's ability to market its products, delays and costs associated with redesigning its products or payments of license fees or other payments to SGI, S3 or 3Dfx, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

(5) Income Taxes

  The Company recorded no provision or benefit for income taxes in 1995, 1996, 1997, the one month ended January 26, 1997, and the nine months ended September 28, 1997. The provision (benefit) for the one month ended January 31, 1998 and the nine months ended October 25, 1998, consisted entirely of current federal tax expense (benefit).

  The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before taxes as follows:

                            Year Ended
                           December 31,            One Month Ended         Nine Months Ended
                          ------------------   ----------------------- -------------------------
                                               January 26, January 31, September 28, October 25,
                          1995   1996   1997      1997        1998         1997         1998
                          ----   ----   ----   ----------- ----------- ------------- -----------
                                               (unaudited)              (unaudited)
Tax computed at federal
 statutory rate.........  (34)%  (34)%  (34)%      (34)%       (34)%        (34)%        (34)%
Loss carryforward for
 which no tax benefit is
 recognized.............   34     34     34         34          34           34           34
Alternate Minimum Tax...   --     --     --         --           9           --           (8)
                          ---    ---    ---        ---         ---          ---          ---
 Total..................   -- %   -- %   -- %       -- %         9 %         -- %         (8)%
                          ===    ===    ===        ===         ===          ===          ===

  The tax effect of temporary differences that gives rise to significant portions of the deferred tax assets are presented below:

                                       December 31,
                                      ----------------  January 31, October 25,
                                       1996     1997       1998        1998
                                      -------  -------  ----------- -----------
                                                  (in thousands)
Net operating loss carryforwards..... $ 3,374  $ 3,743    $ 3,380     $ 4,225
Plant and equipment--depreciation
 differences.........................     127      173        177         211
Advances on development contract.....     996      996        996         160
Research credit carryforwards........     617    1,058      1,095       1,426
Stock options........................     --        72         72          72
Alternate Minimum Tax................     --       --         134         --
Other reserves and accruals..........     107      229        228       2,166
                                      -------  -------    -------     -------
  Total gross deferred tax assets....   5,221    6,271      6,082       8,260
Less valuation allowance.............  (5,221)  (6,271)    (6,082)     (8,260)
                                      -------  -------    -------     -------
  Net deferred tax assets............ $   --   $   --     $   --      $   --
                                      =======  =======    =======     =======

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

  The net increase in the valuation allowance was approximately $1,800,000 and $1,050,000 for the years ended December 31, 1996 and 1997, respectively, a decrease of $189,000 for the period ended January 31, 1998 and an increase of $2,178,000 for the period ended October 25, 1998. The Company believes that considerable uncertainty exists with respect to future realization of these deferred tax assets; therefore, it has established a valuation allowance against all net deferred tax assets.

  As of December 31, 1997 the Company had net operating loss carryforwards for federal income tax return purposes of approximately $10,000,000, which can be used to reduce future taxable income. These carryforwards expire in 2008 through 2012. As of December 31, 1997, the Company had California operating loss carryforwards of approximately $5,000,000 available to offset future income subject to California franchise tax. The difference between the federal loss carryforwards and California loss carryforwards results primarily from a 50% limitation on California loss carryforwards, and certain research and development costs that were deferred for California tax purposes. The California net operating loss carryforwards expire in various amounts from 1998 though 2002. The Company also has federal and California tax credit carryforwards of approximately $600,000 and $500,000, respectively, as of December 31, 1997. The federal tax credits expire through 2012 and the California tax credits may be carried over indefinitely.

  Under the Tax Reform Act of 1986, the amounts of any benefit from net operating losses and credits that can be carried forward may be limited in the event of an ownership change as defined in the Internal Revenue Code, Section 382.

(6) Development Agreements

  The Company has a strategic collaboration agreement with ST Microelectronics, Inc. ("ST") for the manufacture, marketing, and sale of certain of the Company's products. In 1996, ST paid the Company $2,500,000 for advanced royalty payments and agreed to partially support the research and development and marketing efforts for certain of the Company's products. In connection with this agreement the Company recorded royalty income of $79,000, $202,000, $1,791,000, $1,911,000, and $5,945,000, in 1995, 1996, 1997, the one
month ended January 31, 1998, and the nine months ended October 25, 1998, respectively; a reduction to research and development cost of $1,580,000 and $1,936,000 in 1996 and 1997, respectively, and a reduction to sales, general and administrative expense of $420,000 and $314,000 in 1996 and 1997, respectively. In January of 1998, ST agreed to forgive the $2,500,000 in advanced royalty payments in exchange for the Company's obligation to provide ST continued development and support on certain products developed through the end of 1998. Accordingly, $2,500,000 is included in accrued liabilities at December 31, 1996 and 1997 and $417,000 is included in accrued liabilities at October 25, 1998.

  In May 1995, the Company entered into a five year strategic alliance agreement (the "Agreement") with a third party to develop a product, the NV2, using the Company's technology with the purpose of incorporating the NV2 into such third party's products. The third party made nonrefundable payments to the Company to develop the NV2. The Company recorded a reduction to research and development of $2,000,000 in 1995 and $3,000,000 in 1996. As part of this agreement, the third party also purchased in July 1995, 750,000 shares of Series C convertible preferred stock for $5,000,000. The third party revised its product development plans, and the Company terminated the development of this particular technology in 1996.

  The costs incurred under the development agreements approximated the amounts recorded as reduction to expenses.

(7) Risk and Uncertainties

  Product Concentration. The Company designs, develops and markets 3D graphics processors for the mainstream PC market. Substantially all of the Company's revenue from product sales in 1997 and 1998 was

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

derived from sales of 3D graphics processor. Since the Company has no other product line, the Company's business, financial condition and results of operations would be materially adversely affected if for any reason its current or future 3D graphics processors do not achieve widespread acceptance in the mainstream PC market.

  Customer Concentration. The Company has only a limited number of customers and its sales are highly concentrated. The Company primarily sells its products to add-in board manufacturers, which incorporate graphics products in the boards they sell to PC OEMs. Sales to add-in board manufacturers are primarily dependent on achieving design wins with leading PC OEMs, and the Company believes that the large majority of its revenue in the nine months ended October 25, 1998 was attributable to products that ultimately were incorporated into PCs sold by Compaq, Dell, Gateway, Micron and Packard Bell NEC. As a result, the Company's business, financial condition and results of operations could be materially adversely affected by the decision of a single PC OEM or add-in board manufacturer to cease using the Company's products or by a decline in the number of PCs or boards sold by a single PC OEM or add-in board manufacturers or by a small number of customers.

  The following table summarizes geographic information on net sales:

                             Year Ended
                            December 31,      One month ended Nine months ended
                        ---------------------   January 31,      October 25,
                         1995   1996   1997        1998             1998
                        ------ ------ ------- --------------- -----------------
U.S. .................. $1,178 $3,863 $29,071     $13,331          $72,354
Europe.................    --     --      --          --             1,986
Asia Pacific...........      4     49     --          --            18,360
                        ------ ------ -------     -------          -------
  Total net sales...... $1,182 $3,912 $29,071     $13,331          $92,700
                        ====== ====== =======     =======          =======

  Revenues to significant customers, those representing approximately 10% or more of total revenue for the respective periods, are summarized as follows:

                                  Year Ended
                                 December 31,     One month ended Nine months ended
                                ----------------    January 31,      October 25,
                                1995  1996  1997       1998             1998
                                ----  ----  ----  --------------- -----------------
Sales
  Customer A...................  --    --    63%         59%              40%
  Customer B...................  86%   82%   31%         39%              28%
  Customer C...................  --    --    --          --               12%

                                               As of        As of       As of
                                            December 31, January 31, October 25,
                                                1997        1998        1998
                                            ------------ ----------- -----------
Accounts Receivable
  Customer A...............................      52%          57%         27%
  Customer B...............................      48%          43%         33%
  Customer C...............................      --           --          19%
  Customer D...............................      --           --          12%

  No customers accounted for more than 10% of accounts receivable as of December 31, 1995 and 1996.

  Markets. In the nine months ended October 25, 1998, the Company derived all of its revenue from the sale or license of products for use in PCs. The PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions in average selling prices over the life of a specific product. In addition,

                              NVIDIA CORPORATION

        (Unaudited as to January 26, 1997 and September 28, 1997 Data)

the Company's success will depend in part upon the emerging mainstream PC 3D graphics market. This market has only recently begun to emerge and is dependent on future development of a substantial customer and computer manufacturer demand for 3D graphics functionality. If the market for mainstream PC 3D graphics fails to develop or develops more slowly than expected, the Company's business, financial condition and results of operations could be materially adversely affected.

  Intellectual Property. The Company relies primarily on a combination of patent, mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. Vigorous protection and pursuit of intellectual property rights or positions characterize the semiconductor industry, which in turn has resulted in significant and often protracted and expensive litigation. The 3D graphics market in particular has been characterized recently by the aggressive pursuit of intellectual property positions. Infringement claims by third parties or claims for indemnification by customers or end users of the Company's products resulting from infringement claims could be asserted in the future and such assertions, of proven to be true, could materially adversely affect the Company's business, financial condition and results of operations. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms, could have a material adverse effect on the Company's business, financial condition and results of operations.

                               INSIDE BACK COVER

[Description of illustrations: Depiction of a bee on a computer screen in the following phases of graphic rendering--wire frame, Gouraud shading, texture mapping and bump mapping with lighting and reflections.]

                                [LOGO OF NVIDIA]